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The McGraw-Hill Companies

A SMARTER, Better World

The McGraw-Hill Companies
2009 Annual Report

Terry McGraw
ON THE FUTURE:
Growth...
Purpose...
Passion

Inside McGraw-Hill Education's
Center for Digital Innovation

ALSO INSIDE
Platts:
Important to the Global Energy Markets
S&P Indices:
... What Others Can't

FINANCIAL HIGHLIGHTS

Years ended December 31 (in millions, except per share data)	2009	2008	% Change
Revenue	$5,951.8	$6,355.1	–6.3
Net income	730.5[(a)]	799.5[(b)]	–8.6
Diluted earnings per common share	2.33[(a)]	2.51[(b)]	–7.2
Dividends per common share[(c)]	0.90	0.88	2.3
Total assets	$6,475.3	$6,080.1	6.5
Capital expenditures[(d)]	269.3	385.4	–30.1
Total debt	1,197.8	1,267.6	–5.5
Equity	1,929.2	1,352.9	42.6

Revenue
(in millions)



$6,004
$6,255
$6,772
$6,355
$5,952
05
06
07
08
09

Dividends Per Share
(in dollars)



$0.66
$0.73
$0.82
$0.88
$0.90
05
06
07
08
09

Shareholder Return
Five-Year Cumulative Total Return[(e)]
(12/31/04–12/31/09)



$100
$115
$102
$81
04
05
06
07
08
09
MHP
Peer Group(f)
S&P 500

Year-End Share Price
(in dollars)



$51.63
$68.02
$43.81
$23.19
$33.51
05
06
07
08
09

(a) Includes a $0.03 per diluted share net restructuring charge, a $0.03 per diluted share loss on the divestiture of Vista Research, Inc. and a $0.02 per diluted share gain on the divestiture of *BusinessWeek*.

(b) Includes a $0.14 per diluted share restructuring charge.

(c) Dividends paid were $0.225 per quarter in 2009 and $0.22 per quarter in 2008.

(d) Includes investments in prepublication costs, purchases of property and equipment and additions to technology projects.

(e) Assumes $100 invested on December 31, 2004 and total return includes reinvestment of dividends through December 31, 2009.

(f) The Peer Group consists of the following companies: Dow Jones & Company (through December 2007), Thomson Reuters Corporation, Thomson Reuters PLC (through September 2009), Reed Elsevier NV, Reed Elsevier PLC, Pearson PLC, Moody's Corporation and Wolters Kluwer. Prior to 2008, the Peer Group also included Thomson Corporation and Reuters Group PLC (which are now included as Thomson Reuters) and Dow Jones & Company, Inc. (which has been acquired by News Corporation).

Economic growth and job creation. 21st century skills. Greater transparency. That's our vision for this new decade. It is a vision for creating *a smarter, better world* — one where individuals, markets and countries have the knowledge and insights they need to develop and grow. In the pages that follow, we share the stories of how we at McGraw-Hill are laying the foundation for that future today.

The McGraw·Hill Companies

Contents 2009 ANNUAL REPORT



150
STANDARD
&POOR'S
6
13
CINCH
16

Growth... Purpose... Passion



Harold McGraw III
Chairman, President and CEO

TO OUR SHAREHOLDERS:

With this year's annual report, we present our vision for the new decade ahead. It is a vision for a smarter, better world — one where individuals, markets and countries have unprecedented access to the knowledge and insights needed to adapt, grow and prosper. In the pages that follow, we share the stories of how we at McGraw-Hill are working with our partners and customers around the globe to build this future together.

Individually, these stories span the breadth of our business — from the credit ratings and investment services of Standard & Poor's, to the financial data and analytics of Capital IQ, to the pedagogical and professional programs of McGraw-Hill Education, to the information services of brands such as J.D. Power and Platts.

Taken together, these stories form a portrait of a company on the cutting edge of globalization and digitization. At a time when these forces are reshaping the economic landscape, we are providing information and knowledge for the common good in ways never before possible. Through this commitment to innovation, the employees of McGraw-Hill are promoting new opportunities for growth at every level. Academic growth for students. Career growth for workers. Economic growth for markets and nations. And above all, strong and enduring financial growth for you, our shareholders.

RENEWED MOMENTUM FOR GROWTH

I am pleased to report that your company ended 2009 with renewed momentum after successfully managing through a period of unprecedented turbulence in the global economy. While diluted earnings per share fell 7.2 percent for the year as a whole, they rose an impressive 43.2 percent in the fourth quarter. In January, we announced plans to resume our share repurchasing program and increase our annual dividend for the 37th consecutive year. Since 1974, our annual dividend has grown at an average compound rate of 9.9 percent. And since 1996, we have returned approximately $9.4 billion to shareholders through dividends and stock buybacks.

After a strong finish to 2009, we enter 2010 with many reasons for confidence. We anticipate a year of strong growth as we innovate digitally around the world. With the continuing recovery of the global economy, we believe a smarter, better world will need the financial, education and business information services we provide more than ever. In all three of these key markets, the trends for our business are pointing in one direction — up.

Financial Services During the financial crisis, the world saw why healthy credit markets require transparency and accountability. At their most basic level, these markets connect capital with those who need it for development and growth. When entrepreneurs and small businesses cannot access financing through these channels, job creation and economic growth can be seriously damaged.

Fortunately, conditions have improved dramatically since the credit crunch brought the global economy to a virtual standstill in 2008 and early 2009. A combination of low interest rates, narrowing spreads and government stimulus programs has pumped new life into corporate and municipal debt markets.

As Standard & Poor's Chief Credit Officer Mark Adelson explains on page 6, credit ratings play an important role in the bond markets by helping investors assess risk. Thus, with the revival of these markets has come renewed demand for our credit ratings.

Despite this progress in the corporate and municipal debt markets, the securitization market has recovered far more slowly. This is understandable given the prominent role that mortgage-backed securities played in the recent financial crisis. Yet in the long run, we believe a growing economy will continue to need securitization to meet the global demand for borrowing.

As investors return to this market, we have taken significant steps to improve our ratings in response to the lessons of the financial crisis. These steps include measures to better account for the impact of periods of severe economic stress. For example, before giving a security our highest rating of AAA, we consider what would happen if the country faced an economic crisis on par with the Great Depression.

As we have made these internal reforms, we have also worked closely with governments around the world on new regulations for the financial industry as a whole. We have supported strengthening regulations for credit ratings in ways that increase accountability and transparency, preserve analytical independence, foster competition in the industry, and achieve a globally consistent standard to prevent regulatory arbitrage. In the year ahead, we hope the U.S. Congress will complete a financial reform package that accomplishes these goals and others designed to make a more stable and sustainable global financial system.

On both the credit ratings side and the investment services side — which I discuss more later — Standard & Poor's employees ultimately measure their success by the value their insights bring to investors. While the global financial system has changed in many ways during Standard & Poor's 150 years of operation, our focus on serving all investors will always be paramount.

Education It is a cruel fact that unemployment often remains high long after economic recovery begins. In today's tight job market where candidates outnumber openings, education can make all the difference between landing a new position and losing out. As a result, more students and workers are returning to school with a common goal: to learn the skills to succeed. In the United States, college enrollments surged last year.

For McGraw-Hill Higher Education, these dynamics produced a year of robust growth. While college enrollments will likely not increase as quickly in 2010, we expect the division's momentum to continue. As McGraw-Hill Education Senior Vice President Jeff Livingston explains on page 13, higher education and postsecondary training are no longer a luxury for some; they are a necessity for all.

In the elementary-high school market, state budget woes continue to constrain spending in the United States. Yet even during these lean times, education is an investment in the future that no country can afford to postpone. As a result, we see governments at all levels making new investments in education.

At the state level, the market for new textbook adoptions will be nearly twice as large this year as last. At the federal level, meanwhile, the American Recovery and Reinvestment Act set aside an extraordinary amount of funding for education — more than $100 billion in all. In the year ahead, the administration will release more of these funds to states and districts.

In this changing educational environment, we have reorganized our pre-K–12 business into four new centers: intervention and special needs; college and career readiness; literacy and the humanities; and STEM (science, technology, engineering and math). These centers mirror the priorities driving education reform today. And together with our assessment services, they will provide personalized and effective pedagogical programs for equipping students and educators for the 21st century.


connect
Connect. Learn. Succeed.
SEPTEMBER
MHP

New digital technologies are creating significant opportunities for education in the 21st century. In the fall of 2009, McGraw-Hill Education launched Connect, an advanced all-digital teaching and learning exchange for higher education. To mark the occasion, Harold McGraw III and students from New York City's Baruch College rang the opening bell at the New York Stock Exchange. Today, more than 1.2 million students and professors use Connect.



The McGraw-Hill Companies' commitment to serving enduring global needs for knowledge, capital and business information is helping to build a stronger foundation for the global economy. In his former role as Chairman of the Business Roundtable, Mr. McGraw facilitated a discussion with President Barack Obama and a group of CEOs about issues such as economic stimulus, education and trade.

Business Information At a time of increasing competition among companies and nations, leaders around the world are asking: Which industries will provide the foundation for enduring growth in this new decade? At McGraw-Hill, our business information brands are on the frontlines of answering this question with cutting-edge analysis of the fields that will define the future of the global economy — energy, automobiles, aviation, construction and more.

In all these fields, we have moved from simply providing information to customers to using digital technology to embed our insights into their workflows. With advertising now accounting for less of our total revenue — only about two percent — we made the difficult decision to sell BusinessWeek last year. For 80 years, the magazine's writers and editors embodied McGraw-Hill's commitment to integrity and independence, and we will always take pride in our history together.

DIGITAL AND GLOBAL INNOVATION

As we help create a smarter, better world in each of these areas — financial services, education and business information — we are also becoming a smarter, better company. Across our company, our employees are improving business processes by designing new digital platforms and raising standards for customer service. In all, they are transforming McGraw-Hill into a more digital, more global and more sustainable business.

More digital While America's economy experienced little growth during the first decade of the 21st century, the same cannot be said of the Web. As the graphic on page 18 shows, digital data will have multiplied fivefold in the four years leading up to 2012. In a world producing such unprecedented quantities of data, individuals and businesses need quality benchmarks, analysis and authoritative educational programs more than ever. To meet this growing demand, McGraw-Hill has moved to the forefront of the digital world.

For the energy market, Platts offers an advanced Web-based eWindow that enables buyers and sellers to submit their trading positions with the click of a mouse. In turn, the company uses the real-time data from this system to provide the market with important price assessments. At Standard & Poor's, meanwhile, subscribers for Capital IQ's Web-based financial tools increased by nearly 10 percent last year. On page 15, Executive Managing Director Randall Winn explains how Capital IQ has developed one of the world's fastest-growing fundamental research operations.

Nowhere is the digital revolution clearer than in education. In short, the digitization of education is the opportunity of the century for personalizing and improving learning for students regardless of distance and time. Last year, we introduced McGraw-Hill Connect® — an all-digital course manager that already counts more than a million college students and professors among its users. This year, we are taking digital learning to the next level.

For college students, we are developing new editions of McGraw-Hill LearnSmart™ — our all-digital, adaptive study program. As this program makes students smarter by tailoring study materials around their individual needs, we are also making the program smarter by learning from the performance data it gathers.

For college faculty members, we are launching McGraw-Hill Create™ for digital, custom publishing. Using this Web-based platform, instructors can build custom course materials from a selection of nearly 4,000 McGraw-Hill books and thousands of articles, case studies and other resources.

While these new technologies are changing the way we provide education, they will not change the underlying philosophy that drives our business. We firmly believe scientifically proven content matters most, as do the teachers and students who rely on our work in 65 different languages. Our business is not just a matter of publishing textbooks and computer programs from different sources of information. It is a matter of adding value by understanding the instructional science of what students need to know, when they need to know it, and the different ways they learn it best. And no one understands this new learning frontier better than the editors, authors and digital innovators of McGraw-Hill Education.

More global In the wake of the financial crisis, some have questioned the future of globalization. Yet ultimately the benefits of global trade and investment have been undeniable. They have opened new markets for businesses and created good jobs for millions in the developing and developed worlds alike. Instead of retreating from globalization, we must now ensure that these benefits accrue for every segment of society, in every country.

For McGraw-Hill, the benefits of global trade and investment have also been undeniable. In total, over the past eight years, revenue growth from abroad has outpaced our domestic performance. Last year, foreign sources accounted for 29 percent of our revenue, with emerging markets growing in importance.

Outside the United States, India has become our third largest market thanks to the rapid growth of our financial services and education businesses in the country. For example, we recently announced a new joint venture with Tata to work with industry experts in creating a professional development program for India's growing retail industry.

In November, I spent a week meeting with government and business leaders in another critical emerging market — China. During my trip, I announced three new ventures to support the country's transition from a mostly export-driven manufacturing economy toward a more service-based knowledge economy.

First, McGraw-Hill Education will partner to launch a new English-language professional development program for Chinese engineers, so we can help them acquire the skills to compete in an increasingly global field. Second, J.D. Power will partner to develop a first-of-its-kind index for evaluating Chinese cities as destinations for business process outsourcing, so they can better showcase their capabilities to multinational companies. Finally, in recognition of Shanghai's growing stature as a center of global finance, Standard & Poor's announced plans to open a new Greater China headquarters in the city.



The Corporation has made expansion into key global markets like China a strategic priority. During a visit to China, Mr. McGraw met with Dr. Jin Huang, Chief Executive Officer of Ambow Education, one of China's leading providers of vocational training. Ambow is partnering with McGraw-Hill Education to develop new English-language training programs in China for engineers in information technology, and with J.D. Power and Associates to assess the competitiveness of Chinese cities as business process outsourcing centers.

More sustainable Around the world, environmental concerns are driving a new market for sustainability. As businesses and consumers increasingly factor the environment into their decisions, this market will continue to expand, and so will the need for consistent standards, financial models and training programs.

At McGraw-Hill, our brands are uniquely positioned to provide these services. By drawing on their expertise, we are building a growing business around sustainability. For example, the increasingly diverse S&P Indices brand offers new investment tools that balance financial performance with environmental responsibility. Most recently, we partnered with the World Bank's International Finance Corporation to develop a carbon efficiency index for emerging market companies.

As we help lay the foundation for a greener economy around the globe, we are also working to become a greener company at home. This year, our Corporate Responsibility and Sustainability report will include significant targets for reducing our environmental footprint.

In 2010, we look forward to all these elements coming together to produce a year of global growth and innovation. I have confidence in the future of this company because I have confidence in the character and caliber of our employees. They are our greatest asset. Their integrity builds trust for our brands. Their insights set our analysis apart in a world awash with choices. And their passion drives our commitment to joining with our partners, customers and communities in creating a smarter, better world.

The stories that follow are the stories of our work together. We are fortunate to be part of a company where we can serve the interests of our shareholders by serving the needs of our world. On behalf of all my colleagues at McGraw-Hill, I thank our distinguished and dedicated Board of Directors for giving us that opportunity. Most important, I thank you, our shareholders, for your continuing support.

Sincerely,

Harold McGraw III
February 24, 2010

Growth, Jobs... and Credit Ratings

Credit ratings are a valuable benchmark for investors that helps the global bond market work better.



Mark Adelson
Chief Credit Officer,
Standard & Poor's

That's important because governments issue bonds to pay for building roads, schools and hospitals. In the private sector, companies issue bonds to start and expand businesses. The resulting financing helps create economic growth and jobs.

At S&P, we believe the bond market works better when investors have more relevant information which can help them distinguish for themselves the relative risk of investment opportunities and price those opportunities as they see appropriate. Credit ratings and their accompanying analysis help investors do this by providing an independent view of the *creditworthiness*



150
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EMPOWERING INVESTORS AND MARKETS FOR 150 YEARS



STANDARD

of particular investments and issuers. At S&P, we view likelihood of default as the centerpiece of creditworthiness. However, we also consider secondary factors like payment priority, potential recovery and credit stability.

Many investors around the world use credit ratings as part of their own analytic efforts. Ratings are provided free of charge to investors and give them a benchmark that can help them streamline their analysis. In the past two years, we have made a number of improvements to increase the quality and transparency of our ratings.

With more than 1,300 analysts around the world, S&P's commitment to the comparability of our ratings across sectors and geographies really distinguishes us. We intend for each ratings symbol (e.g., AAA) to connote a comparable overall view of creditworthiness wherever and whenever it appears. Comparability is important because many investors (and others) use ratings as a common vocabulary in discussing credit risk.



A MATTER OF OPINION
Visit S&P online at *www2.standardandpoors.com/aboutcreditratings* and learn what credit ratings are and how they are used.



Recovery Analysis: The New Frontier of Credit Research

A few short years ago, "recovery analysis" was one of the least talked about parts of credit risk research. Lenders, creditors, bondholders and the broad range of fixed income investors focused primarily on the probability of default before it occurred, rather than on the value they could receive once it did.

But given the recent financial turmoil, investors — as well as regulators, academics and other market practitioners — are more and more interested in knowing what actual losses might be if there is a default. It's now seen by some as an essential component of assessing bank capital levels, determining expected rates of return and pricing credit risk.

CreditPro offers default and recovery data on more than:

13,000	COMPANIES
115,000	SECURITIES
130,000	STRUCTURED FINANCE ISSUES
100	SOVEREIGN RATINGS

To address that demand, Standard & Poor's is enhancing and introducing new analytics and ratings tools. The CreditPro® Web-based platform offers default and recovery data covering more than 13,000 companies, 115,000 securities, 130,000 structured finance issues and 100 Sovereign ratings. It is fully integrated with S&P's LossStats database, which contains comprehensive credit loss and recovery analytics. CreditPro® enables credit professionals to benchmark and refine their own credit risk assessments based on comparable historical trends over specified time periods.

In addition, Standard & Poor's offers Recovery Ratings on an expanding list of fixed income instruments, including leveraged loans, high-yield bonds, and senior and subordinated debt. The goal is to provide market professionals with greater insight into the value of such instruments through opinions against common benchmarks regarding potential recovery.

Meeting the Needs of Investors

At Standard & Poor's, our focus is on investors and meeting their needs. Over the last two years, we have taken many steps to make our ratings better and to make the ratings process more transparent. We enhanced and published the criteria we use to rate residential mortgage-backed bonds, commercial real estate bonds, and collateralized debt obligations. Our revised criteria enable investors to better understand our view regarding the credit risk associated with these complex securities, and improve the comparability of these ratings with those on other types of securities.

In addition, we introduced new tools such as the Risk-Adjusted Capital (RAC) ratio for banks. This aims to provide a complementary, globally consistent and independent view of capital adequacy for each of these financial institutions that we rate. In 2010, we will continue to develop new ways of strengthening our ratings and the process we use to determine them.


150
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Enrollments in U.S. degree-granting higher education institutions are expected to grow 13% by 2018.


13%



Source: U.S. Department of Education, National Center for Education Statistics

Adapting to Learning in the 21st Century

Ask Ed Stanford about innovation in higher education, and he immediately starts talking about something called "adaptive learning."

"Adaptive learning is about combining education, assessment and technology to customize and dynamically adapt content based on individual performance and needs," says Mr. Stanford, who heads McGraw-Hill Higher Education. "It's here, it's now and it's working."


Mc Graw Hill
connect®

Mr. Stanford points to McGraw-Hill Connect®, a Web-based platform that enables students to watch their professors' recorded lectures, browse notes, take practice exams and get instant feedback online. It reflects one of the most extensive R&D efforts ever mounted in education.

In creating Connect, a team of cultural anthropologists observed student behavior firsthand in classrooms, dorms, homes, cars and hang-out spots. Field trips and intensive focus groups were conducted to see how instructors prepare for and teach their courses. Thousands of students were surveyed. The effort is paying off: More than 1.2 million students and professors are using Connect since its fall 2009 launch. It currently covers 26 academic disciplines and about 15 more will be added in 2010.


connect
Molecular Biology





For more information and to demo Connect, visit *connect.mcgraw-hill.com*

How Education Becomes e-Learning



Andi Pascarella, Ph.D.
Director of Development — Digital Content and Pedagogy, McGraw-Hill Higher Education


Education

"Imagine you're in school, taking your toughest class and hoping for an 'A'. Now imagine having a smart, adaptive study tool that will help you earn that 'A'. A tool so smart it seems to know your strengths and weaknesses — even better than you do. It adapts itself to your individual learning needs. It knows what concepts you're struggling with and focuses on those concepts until you master them. That's what we're building at McGraw-Hill Education.

In developing these digital, adaptive tools, we use sophisticated algorithms that take into account past student performance and maps that describe how the course concepts fit together. We can predict what students need to learn to successfully move along and master a concept. Then, we provide students multimedia materials they can use to address their learning needs. This smart, adaptive technology targets students' weak points, helping them focus on and reach their ideal grade for a class.

At McGraw-Hill Education, our expertise in academic research on student learning and our focus on applying it across the product development cycle set us apart. McGraw-Hill LearnSmart™ is a great example. It's a wonderful online tool that monitors students' learning as it teaches, and adapts instantly based on their performance. Think about how teaching and learning become more targeted, more efficient and more effective. Now, stop imagining and go earn that 'A'!"

धन्यवाद

dhan'yavāda.

In Hindi, it means "thank you"— and in any language it's how people express courtesy and gratitude. Nowhere are these qualities more important than in the competitive world of retailing.

But too often customer service skills are lacking — leaving jobs unfilled. "That's one of the reasons over 50 percent of the youth in India's labor force are underemployed," says Ajay Shukla, managing director, Tata McGraw-Hill, the Corporation's joint venture in India. "It's essential to address and close this gap — for our young workers and more broadly for the development of our nation and other emerging economies."

McGraw-Hill Education is capturing this opportunity through its new *Certificate Course in Retail Sales and Service* in India. The 100-hour digital, video and in-person instructional program combines real-world role-playing and problem-solving, on-the-job training, job placement assistance and continuous assessment. By ensuring that participants will be "job ready" upon completion, the program has won the support of leading retailers such as Tata's Westside, Landmark, Titan, Pizza Hut and Adidas.

The retail training program is part of a larger initiative by McGraw-Hill Education that addresses the need for industry-specific, end-to-end education solutions. Twelve other professional certification programs are planned in India across several growing industries — including financial services, hospitality and insurance. Other programs are planned in China and the Middle East.



Why Is Platts Important to the Global Energy Markets?

One word: *transparency.*

Platts provides information and insights that enable the commodities markets to operate with greater transparency.

Unlike stocks, which trade on exchanges that report minute-by-minute price movements, most energy trading occurs privately among market participants. So how is the price of oil and other energy commodities assessed? According to Larry Neal, president, Platts, "Every day, Platts collects details on bids, offers and completed trades from market participants. Platts then uses clearly defined methodologies to assess and publish prices for the markets it serves. Those price assessments are the basis for billions of dollars of transactions annually in the physical and futures markets."


platts


platts

FOLLOW US ON TWITTER
@PlattsOil @PlattsPower @PlattsGas @PlattsMetals @PlattsPetchems

For Platts, transparency is the product of editorial independence, structured analytical processes and constant engagement with market participants. Platts' news, commentary and price information are transmitted to clients via real-time news alerts, end-of-day data feeds and dozens of newsletters, serving the needs of traders, brokers, risk managers, treasury professionals and others for timely, reliable data and analysis.

"Platts was founded more than 100 years ago on the conviction that energy markets work efficiently only when all participants have access to trustworthy information," says Mr. Neal. "Today, when markets are volatile and commodities are viewed as a financial asset class, transparency takes on heightened importance as the essential ingredient for market confidence and efficiency. Platts' century of expertise and its reputation for integrity uniquely enable it to fulfill this vital function."

Platts Goes to Russia

The energy market is global, and Platts provides insight to more customers internationally than in the U.S.

Key developments during 2009 underscore the company's global focus. First and foremost is that Platts began publishing daily official price assessments for the new ESPO crude oil, Russia's first petroleum flow from the Eastern Siberian Pacific Ocean pipeline targeted for Asian markets. The move followed more than a year of consultation with Russian Energy Ministry officials, producers, consumers and transportation and other industry experts.

Also during the year, Platts signed an agreement with JYD Commodities Hub, China's leading commodities information and e-trade service, to distribute Platts' real-time information service in the Chinese market. The move leverages Platts' status as the global leader in energy information with JYD's strength as a cutting-edge information and trading platform in the domestic market.



J.D. Power: #1 in China

FOLLOW US ON TWITTER
@JDPoweronline


CUSTOMER SATISFACTION
J.D. POWER
SINCE 1968
The Voice of The Customer

Guess which country is the largest auto market in the world. With light-vehicle sales of nearly 13 million, it's China. The nation's size, economic growth and emerging middle class are fueling tremendous demand and competition.

Now guess which McGraw-Hill business is best positioned to seize this market. It's J.D. Power and Associates, a leading global marketing information company known for its customer satisfaction, product quality and buyer behavior benchmarks. J.D. Power's 50 associates in Beijing and Shanghai are working with nearly all of the global and local automotive brands in China.

The Power of J.D. Power

A recent story in a Chinese publication underscores the value of J.D. Power's services. Beijing-based Tianda Auto Sales and Service Co. — a Volkswagen dealership — was selected by the manufacturer to receive training by J.D. Power to improve customer service. Customer satisfaction improved by more than 30 percentage points, and recommendations from customers helped sales jump and profits triple. The dealer became one of the first five car sellers in China to receive a J.D. Power Dealer of Excellence Award.

Satisfaction in the Face of Adversity

"How do companies in the current business environment position themselves for profitable growth as the tide begins to turn?

As auto manufacturers and retailers compete for share in a diminished market, listening to the voice of the customer becomes even more critical. Manufacturers can better match their products to markets with real-time demand data, new-vehicle launch pricing and volume metrics; and independent quality measures are needed to help predict consumer demand patterns and competitive market changes.

Getting the sales and service process at dealerships aligned with customer expectations is just as important. Industry research suggests that about 80 percent of the people who visit an auto dealership intending to buy end up walking away.

The same dynamic is true for other industries. Guest satisfaction with a hotel stay is correlated with spending on ancillary services. J.D. Power research shows that a delighted hotel guest tends to spend 12.5 percent more on ancillary services than dissatisfied and indifferent guests. Hotel properties with consistently high satisfaction scores tend to generate $440,000 more in room rate revenue on an annual basis than similar properties with consistently low scores.

When companies actively engage and delight their customers, they are rewarded with significant tangible benefits including premium pricing, increased share of wallet, loyalty and advocacy — all the ingredients needed for profitable growth."



Finbarr O'Neill
President, J.D. Power and Associates

CENTER FOR DIGITAL INNOVATION IN EDUCATION:

Personalized Education Focused on Better Results


Center for Digital Innovation
00:11:91
550
500
540
600

User interface designers and developers.
Teachers and technologists.
Illustrators and software architects.

They're all working together at McGraw-Hill Education's Center for Digital Innovation (CDI), where the future of education is being shaped right now.

Based in Bothell, WA, CDI is a first-of-its-kind research and digital development center for pre-K–12 learning solutions. It's a place, says Bill Oldsey, MHE executive vice president, that showcases our expertise in 21st century learning and teaching. "We're taking technology, communications and social media tools and combining them with the company's century of education expertise," says Mr. Oldsey. "It's about getting and keeping kids engaged in learning by using the same technology that they love outside the classroom."



A case in point: The CDI team is developing digital gaming technologies that instantly reward student success with awards and greater levels of challenge. This promotes sustained learning on a self-directed basis and builds problem-solving skills.

According to Mr. Oldsey, digital innovation has a huge role to play in "individualizing" education. This ensures that learning, teaching, assessment and remediation are paced and provided according to each student's individual abilities.

CDI has already launched three offerings: Planet Turtle™ (see sidebar); CINCH™ Mathematics, a digital, K–6 math curriculum that uses the power of interactive whiteboards to engage students; and CINCH™ Project, a collaborative learning tool for students in grades 6–12 that uses the latest Web 2.0 technologies.



FIND US ON FACEBOOK
CINCH Mathematics

Planet Turtle™: Serious Math, Intensely Fun

"We've seen an incredible amount of excitement," says Dave Eisenmann, director of Instructional Technology and Media Services for Minnetonka Public Schools. "I have witnessed kids begging their teachers to let them take part...and heard cheering from classes that are told they will get to use the program. Teachers are also excited..."

What's causing all the fuss among the 2,000 K–3 elementary students in this Minnesota school district?

It's Planet Turtle™, McGraw-Hill Education's virtual world for engaging, interactive math practice. Developed by the company's Center for Digital Innovation, Planet Turtle™ is a serious educational offering using the same technologies that keep children glued to their video games at home. It rivets their attention through avatars, head-to-head multiplayer games and collaborative exploration while boosting their math education and their computational fluency. It makes learning fun...and it works.



COLLEGE AND CAREER READINESS:

Preparing All High School Students for Success

"Ninety percent of the fastest-growing jobs in the global 'knowledge economy' of the 21st century will require education or training after high school. So it's very good news that more and more U.S. high school seniors plan to go on to college after graduation.

But here's the bad news: A large and growing number of those seniors are not adequately prepared. The percentage of incoming students at two- and four-year colleges who require remedial instruction is alarmingly high. And the level of college dropouts is unacceptable: Half of all community college students — and up to a quarter of freshmen at four-year institutions — do not come back for their second year.

What can we do to close the gap? At McGraw-Hill Education, we believe high school can and should provide students with a foundation for learning that will support their lifelong education and career goals — whether they continue at a four-year university, a two-year community college or a one-year training program for a specific trade. That's why we're focused on creating programs that teach students critical skills, like problem-solving and teamwork, to ensure they are successful down the road. These skills are not generally taught in high school.

Particularly now, in the 21st century, when more students must complete some postsecondary education to have an economically secure life, the need for improved transitions from high school to college is urgent.

In the knowledge economy of the 21st century, learning never stops."



Jeff Livingston
Senior Vice President,
College & Career Readiness,
McGraw-Hill Education



Read Jeff Livingston's entire position paper at *www.mhsegsolutions.com*


Mc
Graw
Hill
Education


Mc
Graw
Hill
Edu
CINCH
mathematics

EARNING POTENTIAL

Workers with a high school degree earned an average of $31,286 in 2007, while those with a bachelor's degree earned an average of $57,181.

Source:
U.S. Census
Bureau 2008


$57K
$31K

S&P INDICES:

Seeing What Others Can't



In the midst of a vicious bear market, double-digit inflation, an oil embargo and the Watergate crisis, the launch of the first fund modeled on the S&P 500® almost went unnoticed. But this development would fundamentally transform the world of investing over the next 35 years.

Today, says Alex J. Matturri, Jr., executive managing director, S&P Indices continues to lead the world as the index provider of choice for passive equity investing. Approximately $1 trillion is directly indexed to the S&P 500® and $3.5 trillion is benchmarked to it.

With more than 90 indices launched in 2009 alone, S&P's indices have rapidly expanded to become widely used, global benchmarks across asset classes and geographic regions. Driven by growing investor demand for flexibility, diversification and transparency, the firm's index products now cover not only equities, but fixed income, commodities and real estate, as well as other investing strategies and themes.

Exchange-traded funds are a case in point: ETFs based on S&P Indices totaled $247 billion assets under management at year-end 2009, with those on the S&P 500® accounting for more than 49 percent, or $122 billion. Global expansion in Asia is also underscored by S&P Indices' award as Most Innovative Index Provider in *Structured Products* magazine's 2009 Asia Awards.

S&P Indices' growing licenses come from a diverse product mix.

ETFs BASED ON:

- S&P 500®
- Other S&P Indices


$120.0
$80.0
$40.0
$0.0
$74.5
$60.6
$121.5
$125.5
DEC 31, 2005
DEC 31, 2009

Adding Transparency to Fixed Income Markets

STANDARD &POOR'S

From Eurozone government bonds to commercial paper to leveraged loans to credit default swaps, investors in the global fixed income markets are looking for greater transparency, flexibility and performance benchmarking.

To meet this growing demand, Standard & Poor's expanded its offerings and launched a broad range of fixed income indices during 2009. Take S&P's new Eurozone Government Bond Index, a big step forward in the growth of its global government bond index series. "The Eurozone government bond market is a bit smaller than the U.S. Treasury market," says James Rieger, vice president, Fixed Income Indices, "but we believe it is much more complex, because there are 16 separate issuers." By measuring the performance of the "developed" European government bond market as a whole, the index further opens the market for institutional investors.

Also new in 2009: S&P Indices became the first major index provider to launch indices on commercial paper and pioneered four new indices on the $29 trillion (notional) credit derivatives market. More expansion lies ahead in the global fixed income market.

Never Out of Style:

INNOVATION, INTEGRATION DRIVE CAPITAL IQ'S SUCCESS



D. Randall Winn
Executive Managing Director, Capital IQ

> One notable trend that has accelerated in the wake of the recent crisis is that fundamental and quantitative investment strategies are becoming more integrated. More investment managers are utilizing quantitative disciplines to refine their investment theses. A well-informed equity fund manager nowadays must be aware of both fundamental and technical drivers of value.

In response to this trend, we merged the complementary assets of Capital IQ, Compustat, ClariFI and SystematIQ to better serve our 4,200 investment bank, hedge fund, private equity and corporate clients. We now have what we believe to be the largest and most advanced fundamental research operation in the world, with 3,000 employees focused purely on building data products that can also be used in quantitative research. Clients can access our content through a variety of analytical tools, data feeds and Web services specific to their investment styles.

By reorganizing our business in 2009, we were able to significantly broaden our value proposition. Quantitative clients now have access to a host of data sets that have been historically used by the stock-picking community, but were virtually untouched for quantitative research. Our clients have access to a simplified suite of powerful portfolio attribution, backtesting and optimization tools to enhance investment research efforts.

Capital IQ
A Standard & Poor's Business

 Try Capital IQ at *www.capitaliq.com*

 FOLLOW US ON TWITTER
@capitalIQ

Capital IQ's Unfair Advantage for Smart People

During one of the most difficult years in the financial markets, how did Capital IQ continue to increase its Wall Street customer base?

By offering powerful, easy-to-use tools — desktop research, screening, real-time market data, backtesting, portfolio management, financial modeling and quantitative analysis — that help customers reduce risk, work more efficiently and make smarter decisions.

Does Capital IQ give Financial Analysts an unfair advantage?

Since its inception, Capital IQ has constantly upgraded and enhanced its capabilities to meet the changing needs of its market. It's this commitment to understanding, meeting and anticipating the needs of its customers that form the foundation of the firm's "Unfair Advantage."

During 2009, that's what drove the launch of a new offering called SystematIQ. SystematIQ offers access to a team of quantitative analysts, a Web-based stock trading signals library, and proprietary stock selection models. It reflects the growing demand by investment firms and dealers to develop value-added trading strategies based on quantitative data and research analytics.

A Green Thumb for Business

Don't tell Vickie Tillman that sustainability isn't the next engine for global growth.

"It's a market with huge potential," says Ms. Tillman, senior vice president, Global Sustainability Business Development. According to Bloomberg New Energy Finance, the $125 billion market in carbon trading is projected to grow significantly. Around the world, governments have allocated more than $512 billion in fiscal stimulus to climate change investment themes and "green" infrastructure within the last year.



Ms. Tillman also outlined how McGraw-Hill is helping customers unlock and capture the potential that lies ahead. "At Standard & Poor's, we're providing investors with research and benchmarks so they can make investment decisions based not only on a company's financial performance, but also on its environmental performance. McGraw-Hill Education is enabling students to succeed in the global economy and wisely steward global resources. And we're giving business leaders and professionals around the world the knowledge and tools they need to succeed in the green economy."


S&P
INDICES
Sector Insight

STANDARD & POOR'S

Benchmarking Performance

In finance, the surest way to reduce carbon emissions is by rewarding companies that do their part. According to Mike Wilkins, managing director, Carbon Markets, S&P Ratings Services, that's why Standard & Poor's is developing benchmarks that track a company's financial and environmental performance. Recently launched indices include the S&P U.S. Carbon Efficient Index, the S&P/IFCI Emerging Markets Carbon Efficient Index, the S&P Global Clean Energy Index and the S&P Global Eco Index. The new indices were launched by Standard & Poor's and International Finance Corporation (IFC), a member of the World Bank Group, at the U.N. Climate Change Conference in Copenhagen.

Mc Graw Hill Education

Walking the Walk

McGraw-Hill Education is incorporating sustainability into lesson plans for students at all levels, including higher education. It recently developed a new pre-composition course book on environmental themes that's available either as a digital text or as a printed textbook made from 10 percent postconsumer waste paper and soy-based ink.

BUILDING GREEN

McGraw-Hill's Information & Media businesses are also advancing revenue-generating ideas related to the green economy. McGraw-Hill Construction is helping lead the industry toward an era of more energy-efficient commercial and residential buildings through products ranging from *GreenSource* magazine to the Sweets Green Collection.



FOLLOW US ON TWITTER
@GreenSourceMag

Investing in Carbon Efficiency



Alka Banerjee
Vice President, S&P Indices

"The concept of sustainability has come into its own in recent years as a force to drive competitiveness. Integrating environmental, social and governance factors, popularly known as ESG, into business strategy and product design is now becoming the norm.

Within ESG, the concept of carbon footprint has taken center stage; in particular, the amount of carbon a company's products and processes emit, and the carbon efficiency of a company relative to its peers, have become key inputs for global investment strategies. This concept of carbon efficiency is encapsulated in our new family of indices, which seeks to reflect broad market returns while simultaneously reducing exposure to carbon emissions.

To date, we have launched the S&P U.S. Carbon Efficient Index, as well as the S&P/IFCI Emerging Markets Carbon Efficient Index. U.S. companies were already making corporate governance a high priority, but they have also developed as leaders in green innovation. Emerging markets, which had hitherto been viewed as laggards, are very rapidly coming up to speed on the inherent risks posed to their own progress by global warming. S&P has several other environment-focused indices in development to help companies, investors and other market participants navigate the seas of climate change."

STANDARD & POOR'S   Capital IQ A Standard & Poor's Business   McGraw Hill Education   platts

The McGraw-Hill Companies

AT-A-GLANCE

As a global leader in financial services, education and business information, McGraw-Hill works with its partners and customers to help create a smarter, better world. The company's leading brands, such as Standard & Poor's, McGraw-Hill Education, Capital IQ, Platts and J.D. Power and Associates, promote the growth of the global economy, the improvement of business services and the advancement of education.

In a world producing unprecedented quantities of data, the McGraw-Hill brands help society and business master this data with quality benchmarks, analysis and authoritative educational programs.

www.mcgraw-hill.com

The number of digital "atoms" in the digital universe is already bigger than the number of stars in the universe. By 2012, the universe of digital data and information will be 5 TIMES the size it was in 2008.


2012
2008

Source: IDC White Paper sponsored by EMC, *As the Economy Contracts, the Digital Universe Expands*, May 2009.

MCGRAW-HILL FINANCIAL SERVICES

For 150 years, the men and women of Standard & Poor's have worked to bring greater transparency to the world's capital markets. Today, with offices in 23 countries, S&P has become the premier provider of independent credit ratings, market indices, investment research, financial data and fixed income research and analysis.

Through its credit market services, Standard & Poor's provides investors with ratings to help assess credit risk across geographic regions and sectors. In 2009, the company's 1,300 analysts published more than 850,000 ratings and rated approximately $5 trillion in new debt.

S&P Indices has given the world some of its most famous financial benchmarks, including the S&P 500® and the S&P 1200. Globally, more than $1 trillion in assets are now directly tied to S&P Indices, and more than $3.5 trillion in assets are benchmarked to them.

Through Capital IQ, Standard & Poor's has one of the world's fastest-growing fundamental research operations. This Web-based service delivers an unparalleled set of tools for analyzing the market, building financial models, and researching more than 58,000 global public companies and 1.7 million private companies.

Through its equity research, Standard & Poor's licenses investment research to more than 1,000 financial institutions, including top securities firms, banks and life insurance companies. This research includes fundamental investment opinions on 1,900 global securities.

Through its fixed income risk management services, Standard & Poor's gives customers the analytics and research to aid in navigating the complexities of today's debt, structured finance, derivatives and credit markets.

www.standardandpoors.com

J.D. POWER AND ASSOCIATES® McGraw Hill CONSTRUCTION AVIATION WEEK DENVER'S abc 7

MCGRAW-HILL EDUCATION

McGraw-Hill Education is a global education company that spans the full spectrum of lifelong learning — from early childhood development to professional development. With offices in 33 countries and materials in 65 different languages, the company partners with schools and universities around the world. Through both textbooks and advanced digital platforms, the company provides students and professionals with the instructional framework and pedagogy to learn effectively and achieve better results.

Through its School Education Group, McGraw-Hill provides a wide range of teaching and learning materials for pre-kindergarten through secondary school. The group includes the first-of-its-kind Center for Digital Innovation, which researches and develops new programs for learning. At the group's other specialized learning centers, experts and scholars partner with educators to address critical challenges such as college and career readiness and dropout prevention.

McGraw-Hill Higher Education meets the growing demand for postsecondary instruction. In addition to publishing some of the world's most respected textbooks, it has developed McGraw-Hill Connect® and other digital learning platforms that customize learning around the needs of individual students.

McGraw-Hill Professional gives workers at all stages of their careers the opportunity to enhance their skills for success. Bestsellers in 2009 include: *How to Make Money in Stocks,* 4e by William J. O'Neil; *Current Medical Diagnosis and Treatment, 2010* by Stephen J. McPhee and Maxine A. Papadakis; and *CISSP All-in-One Certification Exam Guide,* 4e by Shon Harris.

CTB/McGraw-Hill is a leading provider of assessment services for evaluating student achievement in three critical markets — early learning, K–12, and adult education. It continues to pioneer new innovations in areas such as automated scoring and assembly of assessments. In total, CTB/McGraw-Hill serves more than 18 million students in 46 countries.

www.mheducation.com

MCGRAW-HILL INFORMATION & MEDIA

In a rapidly changing global economy, McGraw-Hill's information brands provide business leaders and entrepreneurs with the insights and analysis they need to stay competitive. These brands are serving the industries that will define the future of the global economy — fields ranging from energy and construction to automobiles and aviation.

For more than a century, **Platts** has been the leading provider of information for the energy and metals markets. Now in more than 150 countries around the globe, Platts works to bring transparency to these markets by producing critical benchmarks, including more than 8,500 price assessments each day.
www.platts.com

As a marketing information company, **J.D. Power and Associates** has built a reputation as the world's leading authority on customer satisfaction. With customers in 60 countries, J.D. Power provides consumer research for industries including automobiles, financial services, healthcare, insurance, telecom and travel.
www.jdpower.com

McGraw-Hill Construction is the premier source of information, industry news, market research and forecasts for the $5.6 trillion global construction and design industry.
www.construction.com

In 185 countries around the globe, **Aviation Week** provides strategic news and information for the $2 trillion aviation, aerospace and defense industries.
www.aviationweek.com

On both television and the Web, the **McGraw-Hill Broadcasting Group** delivers breaking news, award-winning analysis and local expertise. The group includes four ABC-affiliated TV stations — KMGH (Denver), WRTV (Indianapolis), KGTV (San Diego) and KERO (Bakersfield, California) — as well as Azteca America Spanish-language TV affiliates.

HELPING TO CREATE A

Smarter, Better World

Across our businesses, inside our offices and within the communities in which we live, three core Corporate Responsibility values — transparency, integrity and sustainability — shape and define The McGraw-Hill Companies.

We are committed to responsible business practices that enhance the economic, social and environmental well-being of the communities where we work and live. As a testament to our commitment, we will be publishing new environmental performance targets in our Corporate Responsibility and Sustainability report this year.

Our initiatives have earned us global recognition, including in the 2009 *Newsweek* Green Rankings as well as placement on indices that require the highest standards, including the FTSE4Good Index Series and the 2009 CSR Index 50.

A case in point: In 2009, we reduced paper consumption by more than 3.5 million pounds in our book publications, and invested in more efficient technologies, engineering and space planning. Additionally, we have increased partnerships with environmentally responsible service providers and commercial real estate companies.

In recognition of our family-friendly policies, in 2009 The McGraw-Hill Companies was once again named among the Top 10 Best Companies by *Working Mother* magazine and one of the 100 Best Adoption-Friendly Workplaces in America by the Dave Thomas Foundation for Adoption.



At The McGraw-Hill Companies, we are focused not only on enabling a smarter, better world through our solutions and services, but also through fostering innovation in education. Chairman Emeritus Harold W. McGraw, Jr. (seated) and Harold McGraw III (far right) celebrate the winners of the 2009 Harold W. McGraw, Jr. Prize in Education: (standing from left) Dr. Joseph S. Renzulli, Distinguished Professor, Educational Psychology, Neag School of Education, University of Connecticut; Sarita E. Brown, President, Excelencia in Education; and Dr. Linda Darling-Hammond, Charles E. Ducommun Professor of Education, Stanford University.





Our ongoing commitment to corporate responsibility and sustainability is seen in many ways around our company. During our annual Global Volunteer Day, more than 4,500 employees participated in more than 220 projects around the world, forming ongoing sustainable partnerships with local nonprofits and community groups. An employee in St. Leonard's, Australia (left) created a dog run for the Royal Society for the Prevention of Cruelty to Animals, while a team of employees partnered with the German nonprofit AWO in Frankfurt (right) to refurbish a playground.

Consumer financial literacy continues to be a key focus area for The McGraw-Hill Companies. We expanded our support for programs that help people navigate the maze of complex financial decisions they face when taking out mortgages, starting small businesses or saving for college.

In 2009, McGraw-Hill launched Financial Literacy Now, a campaign which partners the Corporation with several non-profit organizations, including the New York Public Library, w!se (Working in Support of Education), the Council for Economic Education and Literacy Partners to raise awareness of the importance of financial literacy; provide greater access to training, services and information; and enhance professional development opportunities for teachers so they are equipped to teach financial literacy to students of all ages.

We believe it is critically important to assure that students have access to the skills needed to both enter and succeed in college — and to succeed in life. In 2009, the Harold W. McGraw, Jr. Prize in Education honored three leaders (see photo) for their work in driving innovations in our schools and for working to ensure that all students have access to the knowledge and skills necessary for 21st century jobs.

Additionally, we continued to engage policymakers around the world on key issues such as the positive impact of digital delivery on the future of education, reform of financial services and the protection of intellectual property.

FINANCIAL CONTENTS

FINANCIAL CHARTS

Operating Profit by Segment
(in millions)


$64
$1,370
$403
$92
$1,070
$321
$93
$1,014
$276
07
08
09

2009 operating profit includes the effect of restructuring charges at all segments, the divestiture of Vista Research, Inc. at Financial Services and the divestiture of *BusinessWeek* at Information & Media. 2009 operating profit includes the negative impact of the transition of a number of syndicated studies to an online service platform at Information & Media.

2008 operating profit includes the effect of restructuring charges at all segments and reductions to reflect a change in the projected payout of restricted performance stock awards and reductions in other incentive compensation projections.

2007 operating profit includes the effect of restructuring charges at all segments and the divestiture of a mutual fund data business at Financial Services.

Revenue by Segment
(in millions)


$1,020
$3,046
$2,706
$1,062
$2,654
$2,639
$954
$2,610
$2,388
07
08
09

2009 revenue includes the negative impact of the transition of a number of syndicated studies to an online service platform at Information & Media.

Capital Expenditures by Segment
(in millions)


$30
$69
$440
$26
$50
$306
$9
$43
$215
07
08
09

Includes investments in prepublication costs, purchases of property and equipment and additions to technology projects.

■ Information & Media
■ Financial Services
□ McGraw-Hill Education

This discussion and analysis of financial condition and results of operations of The McGraw-Hill Companies ("the Company," "we" or "us") should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See "Safe Harbor" Statements Under the Private Securities Litigation Reform Act of 1995 on page 54.

OVERVIEW

The Consolidated and Segment Review that follows is incorporated herein by reference.

We are a leading global information services provider serving the education, financial services and business information markets with information products and services. Other markets include energy; automotive; construction; aerospace and defense; broadcasting; and marketing information services. The operations consist of three business segments: McGraw-Hill Education, Financial Services and Information & Media.

The McGraw-Hill Education segment is one of the premier global educational publishers. This segment consists of two operating groups: the School Education Group ("SEG"), serving the elementary and high school ("el-hi") markets, and the Higher Education, Professional and International ("HPI") Group, serving the college and university, professional, international and adult education markets.

The School Education Group and the industry it serves are influenced strongly by the size and timing of state adoption opportunities and the availability of funds. The total state new adoption market decreased from approximately $980 million in 2008 to approximately $500 million in 2009. According to statistics compiled by the Association of American Publishers ("AAP"), total net basal and supplementary sales of elementary and secondary instructional materials decreased 13.8% through December 2009. Basal sales in adoption states and open territory for the industry decreased 21.4% compared to prior year. In the supplemental market, industry sales were up 14.9% versus prior year, driven largely by an increase in demand for intervention products in reading and math.

Revenue at the HPI Group is affected by enrollments, higher education funding and the number of courses available to students. The U.S. college new textbook market is approximately $4.3 billion and is expected to grow about 5%–7% in 2010. In 2010, all our higher education imprints will have large, competitive lists of new titles and we anticipate that we will hold or grow our market position in the industry. As technology continues to be the key trend in higher education for course management and content delivery, the HPI Group will aggressively pursue a variety of e-initiatives, including electronic books, homework support for students and online faculty training and support. The median projected increase in U.S. college enrollments is a rise of 13% to 20.6 million between 2007 and 2018, according to the National Center for Educational Statistics ("NCES"). The economic recession and related weak job market is leading more individuals to seek additional education and training. In 2009, this trend was strengthened by provisions in the American Recovery and Reinvestment Act (ARRA) that raised the maximum Pell Grant award available to eligible students and increased the maximum tax credit allowable to students or their families for college tuition and other defined expenses. During 2009, the federal government also enacted the Post 9/11 G.I. Bill, which provides educational stipends for eligible veterans attending postsecondary institutions. Through September, a first wave of about 24,500 veterans had been approved for 2009 enrollments under the program. The recent extension of unemployment benefits by the U.S. Congress for individuals who have exhausted their federal unemployment benefits is expected to continue to fuel this trend in 2010. In 2010, the professional market is expected to be challenging as consumer-oriented product lines decline but this will be largely offset by increased demand for medical and engineering product lines, both print and digital. The migration of customers to alternate delivery channels such as e-books and online digital delivery will continue to impact print sales at traditional retailers and wholesalers.

The Financial Services segment operates under the Standard & Poor's brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. The Financial Services segment consists of two operating groups: Credit Market Services and Investment Services.

Credit Market Services provides independent global credit ratings, credit risk evaluations as well as ratings-related information through its RatingsXpress and RatingsDirect products. Revenue at Credit Market Services is influenced by credit markets and issuance levels which are dependent upon many factors, including the general condition of the economy, interest rates, credit quality and spreads, and the level of liquidity in the financial markets.

Investment Services provides comprehensive value-added financial data, information, indices and research. Revenue at Investment Services is influenced by demand for company data and securities data as well as demand for investable products and high trading volumes in the financial markets.

The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis; and consists of two operating groups: the Business-to-Business Group (including such brands as J.D. Power and Associates, McGraw-Hill Construction, Platts and *Aviation Week*) and the Broadcasting Group, which operates nine television stations, four ABC affiliated and five Azteca America affiliated stations. The segment's business is driven by the need for information and transparency in a variety of industries, and to a lesser extent, by advertising revenue.

Management analyzes the performance of the segments by using operating profit as a key measure, which is defined as income from operations before corporate expense.

The following is a summary of significant financial items during 2009, which are discussed in more detail throughout this Management's Discussion and Analysis:

- Revenue and income from operations decreased 6.3% and 8.7%, respectively, in 2009. Results from operations decreased due to declines in the McGraw-Hill Education segment, driven by lower state adoption sales at our School Education Group, as well as the Financial Services segment, primarily due to continued weakness in structured finance and reductions in investment research products. Foreign exchange rates had a $70.4 million and a $9.5 million unfavorable impact on revenue and operating profit, respectively.
- In 2009, we initiated a restructuring plan that included a realignment of select business operations within the McGraw-Hill Education segment to further strengthen their position in the market by creating a market focused organization that enhances its ability to address the changing needs of their customers. Additionally, we continued to implement restructuring plans to contain costs and mitigate the impact of the current and expected future economic conditions. We recorded a net pre-tax restructuring charge of $15.2 million pre-tax ($9.7 million after-tax, or $0.03 per diluted share).
- Diluted earnings per share decreased 7.2% to $2.33 from $2.51 in 2008.
- Cash flows provided from operations was $1.3 billion for 2009. Cash levels increased from $471.7 million in the prior period to $1.2 billion. During 2009, we paid dividends of $281.6 million and made capital expenditures of $269.3 million. Capital expenditures include prepublication costs, property and equipment and additions to technology projects.
- Cash levels were impacted by reduced share repurchased, decreased incentive compensation payments, lower inventory purchases and reduced investments in property and equipment and prepublications costs.

OUTLOOK

For the McGraw-Hill Education segment, we project that the 2010 el-hi market will increase by 6% to 7% over the very weak 2009 market. This growth will occur in the adoption states, where a favorable adoption cycle will create good opportunities for new business. However, this will be partially offset by continuing declines in open territory and residual sales. The total available state new adoption market in 2010 is currently estimated at between $925 million and $975 million, depending on state funding levels, compared with approximately $500 million in 2009. The key adoption opportunities in 2010 are K–12 reading and literature in Texas and K–12 math in Florida. Although funding remains uncertain given the state's budget issues, second-year purchasing of K–8 reading and third-year purchasing of K–8 math in California is also anticipated. Open territory sales, which declined last year, are projected to decrease again in 2010, although the rate of decline is expected to slow. In 2010, SEG anticipates that the testing market will again reflect pressures on state budgets, limiting the opportunities for custom contract work that is not mandated by federal or state requirements; however, SEG expects to see continued growth in revenue for its formative assessment products.

HPI expects 2010 to be another challenging year in the professional market and a year of mixed opportunities in the international market, depending on region and product focus. However, enrollments are projected to remain strong in domestic colleges and universities, and growth is expected for all four of HPI's higher education product imprints: Science, Engineering and Mathematics ("SEM"); Business and Economics ("B&E"); Humanities, Social Science and Languages ("HSSL"); and Career Education. Revenue for some professional titles will be adversely impacted by continuing weakness in the retail environment. This will be partially offset by forthcoming titles for the scientific, technical, and medical markets, which are less vulnerable to economic downturns than the general retail market. Digital licensing and digital subscriptions should also contribute to revenue growth.

For the Financial Services segment, market conditions for the global corporate bond markets improved substantially in 2009, while most sectors of the structured finance market continue to experience liquidity issues and weak investor demand. Global issuance of both investment and speculative grade corporate bonds increased as credit spreads declined significantly.

The conditions in the corporate bond market remain favorable for the first quarter of 2010. As the year progresses, the levels of interest rates and credit spreads are expected to continue to affect issuance levels. If global economies continue to improve and central banks begin to tighten monetary policy, issuance levels could be adversely affected if interest rates and/or credit spreads increase. Similarly, bond issuance by financial institutions may be constrained if they continue to deleverage their balance sheets.

In 2010, the global structured finance markets are expected to continue to encounter several factors adversely impacting market conditions. The recovery of the residential mortgage-backed securities ("RMBS") and commercial mortgage-backed securities ("CMBS") markets are ultimately dependent upon the recovery of both residential and commercial real estate markets. Both demand for and prices of residential and commercial real estate have been depressed. The outlook for the collateralized debt obligations ("CDO") market is dependent upon banks' willingness to initiate new loans and investors' risk appetite to invest in new CDO structures, in addition to required improvement in secondary market trading liquidity. Finally, the asset-backed securities ("ABS") market is expected to be adversely affected by consumers deleveraging and the implementation of new accounting and regulatory requirements which are expected to increase the cost of securitizations for banks resulting in higher capital costs.

However, in the short-term, investment programs implemented by governments and central banks are expected to lessen the impact of these adverse market conditions and serve to increase liquidity of certain sectors of the structured finance market. Although the Term Asset-Backed Loan Facility ("TALF") program is currently scheduled to expire at the end of the first quarter in 2010, the recent implementation by the U.S. Treasury of the Public Private Investment Partnership ("PPIP") is expected to increase demand for existing legacy RMBS and CMBS. In addition, the European Central Bank is in the process of providing stimulus to the covered bond market through its purchases of euro-denominated covered bonds.

Investment Services expects to experience increased demand for its Capital IQ and data and information offerings. Also, index services products should benefit if the global equity markets continue to rally. However, demand for investment research products is expected to decline as the result of the expiration of the Independent Equity Research settlement.

In 2010, the Information & Media segment expects to invest in digital capabilities that will enable the businesses to become integrated, digital solutions providers and create a foundation for the development of new businesses and revenue streams. The segment will further expand its presence in selected markets and geographies to help drive growth. The ongoing volatility of the oil and natural gas markets are expected to continue customer demand for news and pricing products, although at a slower pace than 2009. J.D. Power and Associates will continue expanding its global automotive business and extend its product offering into new verticals and emerging markets, but expects to face challenges as the U.S. automotive market experiences significant challenges.

In the construction market, digital and Web-based products will provide expanded business information integrated into customer workflows. In a political year, the Broadcasting stations expect growth in political advertising as base advertising continues to be impacted by the current economic conditions, particularly in the automotive and retail sectors. The Broadcasting stations will continue to develop and grow new digital businesses. The Broadcasting Group has recently agreed on the terms of its affiliation renewal with ABC which will have an adverse, but immaterial, impact on the segment's future revenue and profitability.

In 2010, we plan to continue our focus on the following strategies:

- Leveraging existing capabilities to create new services.
- Continuing to make selective acquisitions that complement our existing business capabilities.
- Expanding and refining the use of technology in all segments to improve performance, market penetration and productivity.
- Continuing to contain costs.

There can be no assurance that we will achieve success in implementing any one or more of these strategies. The following factors could unfavorably impact operating results in 2010:

- Lower educational funding as a result of budget concerns.
- Prolonged difficulties in the credit markets.
- A change in the regulatory environment affecting our businesses.
- A change in educational spending.
- A change in the ratings process.

DISCLOSURE CONTROLS

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed with the Securities and Exchange Commission ("SEC") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

As of December 31, 2009, an evaluation was performed under the supervision and with the participation of management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934). Based on that evaluation, management, including the CEO and CFO, concluded that our disclosure controls and procedures were effective as of December 31, 2009.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") and as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934, management is required to provide the following report on our internal control over financial reporting:

1. Management is responsible for establishing and maintaining adequate internal control over financial reporting.
2. Management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework. Management has selected the COSO framework for its evaluation as it is a control framework, recognized by the SEC and the Public Company Accounting Oversight Board, that is free from bias, permits reasonably consistent qualitative and quantitative measurement of our internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.
3. Based on management's evaluation under this framework, management has concluded that our internal controls over financial reporting were effective as of December 31, 2009. There are no material weaknesses in our internal control over financial reporting that have been identified by management.
4. Our independent registered public accounting firm, Ernst & Young LLP, has audited our consolidated financial statements for the year ended December 31, 2009, and has issued their reports on the financial statements and the effectiveness of internal controls over financial reporting. These reports are located on pages 83 and 84 of the 2009 Annual Report to Shareholders.

OTHER MATTERS

There have been no changes in our internal control over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts and sales returns, prepublication costs, valuation of inventories, valuation of long-lived assets, goodwill and other intangible assets, pension plans, income taxes, incentive compensation and stock-based compensation. We base our estimates on historical experience, current developments and on various other assumptions that we believe to be reasonable under these circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

Management considers an accounting estimate to be critical if it required assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates could have a material effect on our results of operations.

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of our Board of Directors. The Audit Committee has reviewed our disclosure relating to them in this Management's Discussion and Analysis.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements:

REVENUE RECOGNITION. Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis that relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.

During the first quarter of 2009, J.D. Power and Associates began transitioning a number of syndicated studies to an online service platform. This resulted in $11.4 million of revenue and $7.1 million of operating profit that would have been recognized in 2009 to be deferred and will be recognized over the service period.

Product revenue consists of educational and information products, primarily books, magazine circulations and syndicated study products in the McGraw-Hill Education and the Information & Media segments. Service revenue consists of the Financial Services segment, the service assessment contracts of the McGraw-Hill Education segment and information-related services and advertising of the Information & Media segment.

For the years ended December 31, 2009, 2008 and 2007, no significant changes have been made to the underlying assumptions related to estimates of revenue or the methodologies applied. Based on our current outlook these assumptions are not expected to significantly change in 2010.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS. The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is approximately $12.5 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the HPI Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate of the allowance for sales returns in the HPI Group vary by one percentage point the impact on operating profit would be approximately $11.5 million.

For the years ended December 31, 2009, 2008 and 2007, we made no material changes in our assumptions regarding the determination of the allowance for doubtful accounts and sales returns. Based on our current outlook these assumptions are not expected to significantly change in 2010.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserve for inventory obsolescence. In determining this reserve, we consider management's current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand. The impact on operating profit for a one percentage point change in the estimate for inventory obsolescence is approximately $4.3 million.

For the years ended December 31, 2009, 2008 and 2007, we made no material changes in our assumptions regarding the determination of the valuation of inventories and reserve for inventory obsolescence. Based on our current outlook these assumptions are not expected to significantly change in 2010.

PREPUBLICATION COSTS. Prepublication costs, principally external preparation costs, are amortized from the year of publication over their estimated useful lives, one to six years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. We periodically evaluate the amortization methods, rates, remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities. In evaluating recoverability, we consider our current assessment of the marketplace, industry trends and the projected success of programs.

For the year ended December 31, 2009, prepublication amortization expense was $270.5 million, representing 11.3% of consolidated operating-related expenses and 12.8% of the McGraw-Hill Education segment's total expenses. The impact on consolidated amortization expense for a one percentage point change in the annual prepublication amortization is approximately $2.7 million.

For the years ended December 31, 2009, 2008 and 2007, no significant changes have been made to the amortization rates applied to prepublication costs, the underlying assumptions related to estimates of amortization or the methodology applied. Based on our current outlook these assumptions are not expected to significantly change in 2010.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS (INCLUDING OTHER INTANGIBLE ASSETS). We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets. There were no material impairments of long-lived assets for the years ended December 31, 2009, 2008 and 2007.

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2009 and 2008, the carrying value of goodwill and other indefinite lived intangible assets was approximately $1.9 billion in each year. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the estimated fair value of the reporting unit is compared to its carrying value including goodwill. Fair value of the reporting units are estimated using discounted free cash flow ("DCF") analyses and are corroborated using Market Approaches principally the guideline public company method. The DCF analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Free cash flow is discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. In addition, we analyze any difference between the sum of the fair values of the reporting units and our total market capitalization for reasonableness, taking into account certain factors including control premiums. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the carrying value of the goodwill. The fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge. Significant judgments inherent in this analysis include estimating the amount of and timing of future cash flows and the selection of appropriate discount rates and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and for some of the reporting units could result in an impairment charge, which could be material to our financial position and results of operations.

We evaluate the recoverability of indefinite lived intangible assets by comparing the estimated fair value of the intangible asset to its carrying value. The fair value of the J.D. Power and Associates trade name is estimated using the Income Approach. The fair values of our FCC licenses are estimated using the Greenfield Approach. If the indefinite life intangible asset carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Significant judgments inherent in these analyses include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rates, broadcast market shares and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each indefinite life intangible asset and could result in an impairment charge, which could be material to our financial position and results of operations.

We performed our impairment assessment of goodwill and indefinite lived intangible assets and concluded that no impairment existed for the years ended December 31, 2009, 2008 and 2007.

RETIREMENT PLANS AND POSTRETIREMENT HEALTHCARE AND OTHER BENEFITS. Our employee pension and other postretirement benefit costs and obligations are dependent on assumptions concerning the outcome of future events and circumstances, including compensation increases, long-term return on pension plan assets, healthcare cost trends, discount rates and other factors. In determining such assumptions, we consult with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from our assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants. While we believe that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could affect the expense and liabilities related to our pension and other postretirement benefits.

The following is a discussion of some significant assumptions that we make in determining costs and obligations for pension and other postretirement benefits:

- Discount rate assumptions are based on current yields on high-grade corporate long-term bonds.
- Salary growth assumptions are based on our long-term actual experience and future outlook.
- Healthcare cost trend assumptions are based on historical market data, the near-term outlook and an assessment of likely long-term trends.
- Long-term return on pension plan assets is based on a calculated market-related value of assets, which recognizes changes in market value over five years.

Our discount rate and return on asset assumptions used to determine the net periodic pension cost on our U.S. retirement plans are as follows:

January 1	2010	2009	2008
Discount rate	5.95%	6.10%	6.25%
Return on asset assumption	8.00%	8.00%	8.00%

Our discount rate and initial healthcare cost trend rate used to determine the net periodic postretirement benefit cost on our U.S. retirement plans are as follows:

January 1	2010	2009	2008
Discount rate	5.30%	5.95%	6.00%
Healthcare cost trend rate	8.00%	8.00%	8.50%

STOCK-BASED COMPENSATION. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Stock-based compensation is classified as both operating expense and selling and general expense in the consolidated statement of income.

Stock-based compensation expense/(benefit) for the years ended December 31, 2009, 2008 and 2007 was $22.3 million, $(1.9) million and $124.7 million, respectively.

During 2008, we reduced the projected payout percentage of our outstanding restricted performance stock awards. During 2009, we further reduced the projected payout percentage of our outstanding restricted performance stock awards, although to a much lesser extent than 2008. Accordingly, we recorded an adjustment to reflect the current projected payout percentages for the awards which resulted in stock-based compensation having a beneficial impact on our 2008 expenses.

Also included in stock-based compensation expense is restricted performance stock expense of $1.9 million ($1.2 million after-tax, or $0.00 per diluted share) in 2009, restricted performance stock benefit of $29.0 million ($18.1 million after-tax, or $0.06 per diluted share) in 2008, and restricted performance stock expense of $94.2 million ($58.8 million after-tax, or $0.17 per diluted share) in 2007.

We use a lattice-based option-pricing model to estimate the fair value of options granted. The following assumptions were used in valuing the options granted during the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Risk-free average interest rate	0.4–4.1%	1.4–4.4%	3.6–6.3%
Dividend yield	3.3–3.7%	2.0–3.4%	1.2–1.7%
Volatility	33–75%	21–59%	14–22%
Expected life (years)	5.6–6.0	6.7–7.0	7.0–7.2
Weighted-average grant-date fair value	$5.78	$9.77	$15.80

Because lattice-based option-pricing models incorporate ranges of assumptions, those ranges are disclosed. These assumptions are based on multiple factors, including historical exercise patterns, post-vesting termination rates, expected future exercise patterns and the expected volatility of our stock price. The risk-free interest rate is the imputed forward rate based on the U.S. Treasury yield at the date of grant. We use the historical volatility of our stock price over the expected term of the options to estimate the expected volatility. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding.

INCOME TAXES. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively.

Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

Our annual effective tax rate was 36.4% in 2009, 36.9% in 2008 and 37.2% in 2007. The effective tax rate includes the impact of a new accounting rule adopted on January 1, 2009 for noncontrolling interests in subsidiaries (see Note 1 to our consolidated financial statements), which resulted in a change to the calculated effective tax rates for 2008 and 2007.

We file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on our assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that examinations will be settled prior to December 31, 2010. If any of these tax audit settlements do occur within that period we would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between us and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material effect on our consolidated financial statements.

For the years ended December 31, 2009, 2008 and 2007, we made no material changes in our assumptions regarding the determination of the provision for income taxes. However, certain events could occur that would materially affect our estimates and assumptions regarding deferred taxes. Changes in current tax laws and applicable enacted tax rates could affect the valuation of deferred tax assets and liabilities, thereby impacting our income tax provision.

RESULTS OF OPERATIONS – CONSOLIDATED REVIEW

REVENUE AND OPERATING PROFIT

(in millions)	2009(a)	2008(b)	2007(c)
Revenue	$5,951.8	$6,355.1	$6,772.3
% (decrease)/increase	(6.3)%	(6.2)%	8.3%
Operating profit*	$1,382.8	$1,483.8	$1,836.8
% (decrease)/increase	(6.8)%	(19.2)%	15.5%
% operating margin	23%	23%	27%

*Operating profit is income from operations before corporate expense.

(a) Operating profit includes a pre-tax gain on the sale of *BusinessWeek*, a pre-tax loss on the sale of Vista Research, Inc. and a pre-tax restructuring charge.

(b) Operating profit includes a pre-tax restructuring charge and the impact of reductions in incentive compensation.

(c) Operating profit includes a pre-tax gain on the sale of our mutual fund business and a pre-tax restructuring charge.

The Segment Review that follows is incorporated herein by reference.

2009 COMPARED WITH 2008

- In 2009, revenue declined for all three operating segments and operating profit declined at our McGraw-Hill Education and Financial Services segments.
  - McGraw-Hill Education revenue and operating profit declined 9.5% and 14.1%, respectively, primarily due to lower state adoption sales at our School Education Group. Reduced potential in the state new adoption market and reduced spending in the open territory occurred as schools tightened their budgets in response to the continuing decline of state and local tax revenues in most regions. The declines were partially offset by growth at Higher Education.
  - Financial Services revenue and operating profit declined 1.7% and 5.3%, respectively. Revenue declines were largely due to continued weakness in structured finance and reductions in investment research products. The declines were partially offset by growth in corporate ratings, credit-ratings related information products such as RatingsXpress and RatingsDirect, other credit risk solutions products and growth in Capital IQ, our data and information offerings and index services. Operating profit includes the impact of a pre-tax loss on the divestiture of Vista Research, Inc. in the second quarter of 2009.
  - Information & Media revenue declined 10.2% and operating profit improved 0.7%. Revenue declines were driven by advertising weakness across all of our media properties and reduced sales in our automotive studies. Partially offsetting the decline was an increase in our global energy and other commodities products and services. Operating profit includes the impact of a pre-tax gain on the divestiture of *BusinessWeek* in the fourth quarter of 2009.
  - Foreign exchange rates had an unfavorable impact of $70.4 million on revenue and $9.5 million on operating profit.
- During 2009, we initiated a restructuring plan that included a realignment of select business operations within the McGraw-Hill Education segment to further strengthen their position in the market by creating a market focused organization that enhances its ability to address the changing needs of their customers. Additionally, we continued to implement restructuring plans related to a limited number of our business operations to contain costs and mitigate the impact of the current and expected future economic conditions. We recorded a pre-tax restructuring charge of $24.3 million, consisting primarily of employee severance costs related to a workforce reduction of approximately 550 positions as follows:
  - McGraw-Hill Education: $14.0 million and approximately 340 positions
  - Financial Services: $4.5 million and approximately 85 positions
  - Information & Media: $5.8 million and approximately 125 positions

In addition, we revised our estimate for previously recorded restructuring charges and reversed approximately $9.1 million. The net pre-tax charge recorded was $15.2 million ($9.7 million after-tax, or $0.03 per diluted share).

- During 2008, we restructured a limited number of business operations to contain costs and mitigate the impact of the current and expected future economic conditions. We incurred pre-tax restructuring charges of $73.4 million ($45.9 million after-tax, or $0.14 per diluted share), which consisted primarily of severance costs related to a workforce reduction of approximately 1,045 positions as follows:
  - McGraw-Hill Education: $25.3 million and approximately 455 positions
  - Financial Services: $25.9 million and approximately 340 positions
  - Information & Media: $19.2 million and approximately 210 positions
  - Corporate: $3.0 million and approximately 40 positions
- On December 1, 2009, we sold *BusinessWeek*, which was part of our Information & Media segment. We recognized a pre-tax gain of $10.5 million ($6.7 million after-tax or $0.02 per diluted share), recorded as other (loss)/income – net. This business was selected for divestiture as it no longer fit within our strategic plans. The impact of this divestiture on comparability of results is immaterial.
- In May 2009, we sold our Vista Research, Inc. business which was part of the Financial Services segment. The sale

resulted in a pre-tax loss of $13.8 million ($8.8 million after-tax or $0.03 per diluted share), recorded as other (loss)/income – net. This business was selected for divestiture as it no longer fit within our strategic plans. This divestiture enables our Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolio services. The impact of this divestiture on comparability of results is immaterial.

- During 2008, no significant acquisitions or divestitures were made.
- Product revenue and expenses consist of educational and information products, primarily books, magazine circulations and syndicated study programs in the McGraw-Hill Education and the Information & Media segments.
  - Product revenue decreased 8.5% or $220.3 million, primarily driven by lower state adoption sales and reduced spending in the open territory. Revenue was also impacted unfavorably by foreign exchange.
  - Product operating expenses decreased 4.1% or $49.0 million, primarily due to decreased sales.
  - Product selling and general expenses decreased 10.1% or $101.0 million, primarily due to ongoing cost saving initiatives.
  - Product margin decreased 150 basis points to 14.1% primarily due to the decline in revenues at our School Education Group and the unfavorable impact of foreign exchange.
    - Revenue declines were partially offset by reduced expenses due to lower sales and cost saving initiatives.
- Service revenue and expenses consist of the Financial Services segment, service assessment contracts of the McGraw-Hill Education segment and information-related services and advertising of the Information & Media segment.
  - Service revenue decreased 4.8% or $183.0 million.
    - The decrease was primarily due to continued weakness in structured finance, reductions in investment research products, and advertising weakness across our media properties as well as the impact of foreign exchange rates.
    - The decline was partially offset by growth in corporate industrial ratings, sovereign and international public finance ratings, credit-ratings related information products such as RatingsXpress and RatingsDirect, credit risk solutions products, growth in Capital IQ, our data and information offerings, index services and growth in our global energy and other commodities services.
  - Service operating expenses decreased 6.2% or $83.4 million, primarily due to cost reduction initiatives.
  - Service selling and general expenses decreased 3.2% or $41.3 million, primarily due to the benefit of cost reduction initiatives.
  - Service margin decreased 10 basis points to 30.4% primarily due to cost saving initiatives at all three segments.

2008 COMPARED WITH 2007

- In 2008, revenue and operating profit declined at our McGraw-Hill Education and Financial Services segments and increased at our Information & Media segment.
  - McGraw-Hill Education revenue and operating profit declined 2.5% and 20.3%, respectively, principally due to softness in the School Education Group.
  - Financial Services revenue and operating profit declined 12.9% and 21.9%, respectively, largely due to weakness in Credit Market Services.
  - Information & Media revenue and operating profit increased 4.1% and 45.0%, respectively, driven by the Business-to-Business Group.
  - Reductions to reflect a change in the projected payout of restricted performance stock awards and reductions in other incentive compensation projections reduced expenses and helped mitigate the operating profit decline as follows:
    - McGraw-Hill Education incentive compensation expense declined $29.3 million compared to prior year.
    - Financial Services incentive compensation expense declined $166.0 million compared to prior year.
    - Information & Media incentive compensation expense declined $22.6 million compared to prior year.
    - Corporate incentive compensation expense declined $55.8 million compared to prior year.
  - In 2008, foreign exchange rates positively affected both revenue and operating profit by $10.8 million and $38.2 million, respectively.
- During 2008, we restructured a limited number of business operations to contain costs and mitigate the impact of the current and expected future economic conditions. We incurred pre-tax restructuring charges of $73.4 million ($45.9 million after-tax, or $0.14 per diluted share), which consisted primarily of severance costs related to a workforce reduction of approximately 1,045 positions as follows:
  - McGraw-Hill Education: $25.3 million and approximately 455 positions
  - Financial Services: $25.9 million and approximately 340 positions
  - Information & Media: $19.2 million and approximately 210 positions
  - Corporate: $3.0 million and approximately 40 positions
- In 2007, we restructured a limited number of business operations to enhance our long-term growth prospects. We incurred a 2007 restructuring charge of $43.7 million pre-tax ($27.3 million after-tax, or $0.08 per diluted share), which consisted mostly of severance costs related

to a workforce reduction of approximately 600 positions as follows:
  - McGraw-Hill Education: $16.3 million and approximately 300 positions
  - Financial Services: $18.8 million and approximately 170 positions
  - Information & Media: $6.7 million and approximately 110 positions
  - Corporate: $1.9 million and approximately 20 positions
- During 2008, no significant acquisitions or divestitures were made.
- In March 2007, we sold our mutual fund data business, which was part of the Financial Services segment. The sale resulted in a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share), recorded as other (loss)/income – net. The divestiture of the mutual fund data business was consistent with our Financial Services segment's strategy of directing resources to those businesses which have the best opportunities to achieve both significant financial growth and market leadership. The divestiture enables our Financial Services segment to focus on its core business of providing independent research, ratings, data, indices and portfolio services. The impact of this divestiture on comparability of results is immaterial.
- Product revenue and expenses consist of educational and information products, primarily books, magazine circulations and syndicated study programs in the McGraw-Hill Education and the Information & Media segments.
  - Product revenue decreased slightly as compared to the prior year as declines in residual sales and open territory were partially offset by increases in state adoption sales at the McGraw-Hill Education segment and increases at the Information & Media segment.
  - Product operating-related expenses increased 4.6% or $51.8 million, primarily due to the growth in expenses at McGraw-Hill Education, related to major product launches in a strong 2008 state adoption market, partially offset by lower cost of sales as a result of decreased revenues. Amortization of prepublication costs increased $30.3 million or 12.6% driven by spending associated with the state adoption cycles.
  - Product related selling and general expenses decreased 1.5% primarily as a result of cost reduction actions and reduced 2008 incentive compensation costs.
  - Product margin decreased 212 basis points to 15.6%, as compared to prior year, primarily due to the growth in expenses at McGraw-Hill Education related to major product launches in a strong 2008 state adoption market.
- Service revenue and expenses consist of the Financial Services segment, service assessment contracts of the McGraw-Hill Education segment and information-related services and advertising of the Information & Media segment.
  - Service revenue decreased 9.5% primarily due to Financial Services.
    - Financial Services revenue decreased primarily due to Credit Market Services which was adversely impacted by turbulence in the global financial markets resulting from challenged credit markets, financial difficulties experienced by several financial institutions and shrinking investor confidence in the capital markets.
    - McGraw-Hill Education service revenue declined due to softness in the assessments market.
    - Growth in the Information & Media segment partially offset this revenue decline.
  - Service operating-related expenses decreased 4.4%, primarily due to the lower direct costs related to revenues and reduced 2008 incentive compensation costs.
  - Service related selling and general expenses decreased 8.9% primarily due to reduced 2008 incentive compensation costs.
  - The service margin decreased 212 basis points to 30.5% as compared to prior year primarily due to the decline in Credit Market Services, partially offset by reduced 2008 incentive compensation expense.

OPERATING PROFIT AND MARGIN

The following table sets forth information about our operating profit and operating margin by segment:

2009 COMPARED WITH 2008

	2009			2008		
(in millions)	Operating Profit[a]	% Total	% Margin	Operating Profit[b]	% Total	% Margin
McGraw-Hill Education	$ 276.0	20%	12%	$ 321.4	22%	12%
Financial Services	1,014.1	73%	39%	1,070.4	72%	40%
Information & Media	92.7	7%	10%	92.0	6%	9%
Total	$1,382.8	100%	23%	$1,483.8	100%	23%

(a) Operating profit includes a pre-tax gain on the sale of *BusinessWeek*, a pre-tax loss on the sale of Vista Research, Inc. and a pre-tax restructuring charge.

(b) Operating profit includes a pre-tax restructuring charge and the impact of reductions in incentive compensation.

As demonstrated by the preceding table, operating margin percentages vary by operating segment and the percentage contribution to operating profit by each operating segment varies from year to year.

- In 2009, operating profit declined at our McGraw-Hill Education and Financial Services segments and improved at our Information & Media segment. Operating margin at McGraw-Hill Education was consistent with prior year, at Financial Services declined and at Information & Media improved.
  - McGraw-Hill Education operating profit declined primarily due to reduced potential in the state new adoption market and reduced spending in the open territory markets at School Education Group as schools tightened their budgets in response to the continuing decline of state and local tax revenues. Cost containment activities contributed to an operating margin consistent with prior year.
    - Pre-tax restructuring charges of $11.6 million and $25.3 million affected the MHE segment's operating profit for 2009 and 2008, respectively.
  - Financial Services operating profit and margin declined primarily due to continued weakness in structured finance, reductions in our investment research products and the impact of foreign exchange rates.
    - Growth in corporate industrial ratings, sovereign and international public finance ratings, credit ratings-related information products such as RatingsXpress and RatingsDirect and other credit risk related products as well as growth in Capital IQ, our data and information offerings and index services helped mitigate the impact of the declines on operating profit and margin.
    - A net pre-tax restructuring benefit of $0.4 million in 2009 and a pre-tax restructuring charge of $25.9 million in 2008 impacted operating profit and margin.
    - A pre-tax loss of $13.8 million on the sale of Vista Research, Inc. also impacted operating profit and margin.
  - Information & Media operating profit and margin increase was driven by the following:
    - A pre-tax gain of $10.5 million on the sale of *BusinessWeek* in 2009.
    - Pre-tax restructuring charges of $4.0 million and $19.2 million impacted the Information & Media segment's operating profit for 2009 and 2008, respectively.
    - Growth in the Business-to-Business Group, oil, natural gas and power news and pricing products as a result of the increased demand for market information due to volatility in the price of crude oil and other commodities, offset by revenue declines in broadcasting.

2008 COMPARED WITH 2007

	2008			2007		
(in millions)	Operating Profit[a]	% Total	% Margin	Operating Profit[b]	% Total	% Margin
McGraw-Hill Education	$ 321.4	22%	12%	$ 403.1	22%	15%
Financial Services	1,070.4	72%	40%	1,370.2	75%	45%
Information & Media	92.0	6%	9%	63.5	3%	6%
Total	$1,483.8	100%	23%	$1,836.8	100%	27%

(a) Operating profit includes a pre-tax restructuring charge and the impact of reductions in incentive compensation.

(b) Operating profit includes a pre-tax gain on the sale of our mutual fund business and a pre-tax restructuring charge.

As demonstrated by the preceding table, operating margin percentages vary by operating segment and the percentage contribution to operating profit by each operating segment varies from year to year.

- In 2008, operating profit and operating margin percentages declined at our McGraw-Hill Education and Financial Services segments and improved at our Information & Media segment.
  - McGraw-Hill Education operating profit and margin decreased primarily due to declines in residual sales in the adoption states as well as lower new and residual sales in the open territory markets at School Education Group. These declines were partially offset by a strong performance in the state new adoption market.
    - Increased amortization of prepublication costs of $30.3 million as a result of the investments made in prior years in anticipation of the strong 2008 state adoption market.
    - Reductions to reflect a change in the projected payout of the restricted performance stock awards and reductions in other incentive compensation helped mitigate the operating profit decline by $29.3 million.
    - Pre-tax restructuring charges of $25.3 million and $16.3 million affected the MHE segment's operating profit for 2008 and 2007, respectively.
  - Financial Services operating profit and margin decreased primarily due to significant declines in structured finance ratings as well as decreases in corporate ratings.
    - Demand for credit ratings-related information products such as RatingsXpress and RatingsDirect helped mitigate the impact of declines in structured finance and corporate ratings on operating profit and margin.

- Reductions to reflect a change in the projected payout of the restricted performance stock awards and reductions in other incentive compensation helped mitigate the operating profit decline by $166.0 million.
- Pre-tax restructuring charges of $25.9 and $18.8 million impacted the Financial Services segment's operating profit for 2008 and 2007, respectively.

- Information & Media operating profit and margin increased primarily due to growth in the Business-to-Business Group, oil, natural gas and power news and pricing products as a result of the increased demand for market information due to volatility in the price of crude oil and other commodities.
  - Reductions to reflect a change in the projected payout of the restricted performance stock awards and reductions in other incentive compensation had a positive impact on operating profit of $22.6 million.
  - Pre-tax restructuring charges of $19.2 million and $6.7 million impacted the Information & Media segment's operating profit for 2008 and 2007, respectively.

OPERATING COSTS AND EXPENSES

(in millions)	2009	2008	2007
Operating-related expenses	**$2,386.0**	$2,518.5	$2,527.6
% (decrease)/growth	**(5.3)%**	(0.4)%	5.9%
Selling and general expenses	**2,141.2**	2,283.6	2,424.1
% (decrease)/growth	**(6.2)%**	(5.8)%	6.4%
Other operating costs and expenses	**165.5**	178.3	161.0
% (decrease)/growth	**(7.2)%**	10.8%	–%
Total expense	**$4,692.7**	$4,980.4	$5,112.7
% (decrease)/growth	**(5.8)%**	(2.6)%	5.9%

2009 COMPARED WITH 2008

- In 2009, total expenses decreased 5.8% while total revenue decreased 6.3%.
  - During 2009 and 2008, we restructured a limited number of business operations to enhance our long-term growth prospects. Included in selling and general expense for 2009 are pre-tax restructuring charges of $24.3 million, which consisted primarily of severance costs related to a workforce reduction of approximately 550 positions. In addition, during 2009, we revised our estimate for previously recorded restructuring charges and reversed approximately $9.1 million. The net pre-tax charge recorded was $15.2 million ($9.7 million after-tax, or $0.03 per diluted share). Included in selling and general expenses for 2008 are pre-tax restructuring charges of $73.4 million ($45.9 million after-tax, or $0.14 per diluted share), which consisted primarily of severance costs related to a workforce reduction of approximately 1,045 positions.
  - During 2008, we reduced the projected payout percentage of our outstanding restricted performance stock awards. During 2009, we further reduced the projected payout percentage of our outstanding restricted performance stock awards, although to a much lesser extent than 2008. Accordingly, we recorded an adjustment to reflect the current projected payout percentages for the awards which resulted in stock-based compensation having a beneficial impact on our 2008 expenses.
- Total product-related expenses decreased 6.9% while product revenue decreased 8.5%.
  - Product operating-related expenses, which includes amortization of prepublication costs, decreased $49.0 million or 4.1%, primarily due to cost containment activities partly offset by increased incentive compensation and increased amortization of prepublication costs.
    - For 2009, combined printing, paper and distribution prices for manufacturing, which represented 17.2% of total operating-related expenses, decreased 0.4% versus 2008.
    - Printing prices declined 0.6% versus 2008 primarily due to successful negotiations with major U.S. printing and multi-media packaging suppliers and more cost effective product assignments to low-cost providers globally.
    - Paper prices were limited to an increase of 0.2% due to successful negotiations and long-term agreements currently in place.
    - Overall distribution prices decreased 0.2% as savings from changes in distribution delivery methods and negotiations with ground carriers offset U.S. Postal Service, international postage and airfreight rate increases.
  - Product-related selling and general expenses decreased 10.1%, primarily due to cost containment initiatives at McGraw-Hill Education.
  - The product margin deteriorated 150 basis points mainly due to decreased revenue and increased amortization of prepublication costs at McGraw-Hill Education.
- Total service-related expenses decreased 4.8% and service revenue decreased 4.8%.
  - Service operating-related expenses decreased 6.2% primarily due to the lower direct costs related to revenues partly offset by increased incentive compensation.
  - Service selling and general expenses decreased 3.2% primarily due to ongoing cost containment activities.
  - The service margin deteriorated 10 basis points primarily due to revenue declines at Financial Services.
- Other operating costs and expenses, which include depreciation and amortization of intangibles, decreased 7.2% primarily due to lower purchases of equipment in 2009 and assets that became fully depreciated or amortized resulting in a lower expense in 2009 compared to 2008.

EXPENSE OUTLOOK

Product-related expense is expected to increase in 2010 as we take advantage of larger opportunities in the state new adoption market versus 2009. Selling and marketing costs are expected to increase in 2010 as typically occurs in a large state new adoption year. Additionally, we are investing in technology and personnel to support our digital initiatives.

In 2010, as a result of the larger state adoption opportunities, we expect prepublication investments in the range of $225 million to $235 million versus $177 million in 2009. In addition, amortization of prepublication costs is projected to decrease $5 million to $10 million, which reflects the lower level of investment we made in 2009.

Combined printing, paper and distribution prices for product-related manufacturing, which typically represent approximately 20% of total operating-related expenses, are expected to decrease 0.8% in 2010. Overall, we expect our printing and multimedia prices to decrease 0.3% due to successful negotiations with major U.S. manufacturing suppliers, a decline in the 2009 consumer price index and continued emphasis on effective product assignments to low-cost suppliers globally. Our paper prices are projected to decrease 2.7% mainly due to long-term agreements and stabilized pricing agreements that limit price increases for the majority of our paper purchases. Overall distribution prices are anticipated to rise 1.0% as a result of flat USPS rates and average increases of 4.0% for international postage rates, airfreight and trucking.

In 2010, we plan to continue efforts to further enhance our operating efficiencies and leverage our buying power.

Merit increases for 2010 are projected to be approximately 2.5%. We expect headcount to grow at McGraw-Hill Education to support our digital initiatives and at Financial Services driven by continued investment in our fast growing businesses and regulatory and compliance efforts. Headcount at the Information & Media segment is expected to remain consistent with 2009.

In 2010, we are expecting incentive compensation to grow in normal patterns with projected performance. However, stock-based compensation is expected to increase approximately $28 million to $50 million, due to the three year earning and vesting period, off a depressed base.

In 2010, we are projecting capital expenditures in the range of $90 million to $100 million largely due to increased technology spending. We expect depreciation to grow to $120 million in 2010 versus $113 million in 2009. We expect intangible amortization to decline and be approximately $40 million in 2010.

2008 COMPARED WITH 2007

- In 2008, total expenses decreased 2.6% while total revenue decreased 6.2%.
  - During 2008 and 2007, we restructured a limited number of business operations to enhance our long-term growth prospects. Included in selling and general expenses for 2008 are pre-tax restructuring charges of $73.4 million ($45.9 million after-tax, or $0.14 per diluted share), which consisted primarily of severance costs related to a workforce reduction of approximately 1,045 positions. Included in selling and general expenses for 2007 are pre-tax restructuring charges of $43.7 million ($27.3 million after-tax, or $0.08 per diluted share), which consisted primarily of severance costs related to a workforce reduction of approximately 600 positions.
  - In 2008, we reduced the projected payout percentage of our outstanding restricted performance stock awards. Accordingly, we recorded an adjustment to reflect the current projected payout percentages for the awards which resulted in stock-based compensation having a beneficial impact on our expenses.
- Total product-related expenses increased 1.7% while product revenue decreased 0.8%.
  - Product operating-related expenses, which includes amortization of prepublication costs, increased $51.8 million or 4.6%, primarily due to the growth in expenses at McGraw-Hill Education. The growth in expenses is primarily due to increases in direct expenses relating to product development, partially offset by cost containment efforts.
    - Amortization of prepublication costs increased by $30.3 million or 12.6%, as compared with the same period in 2007, as a result of adoption cycles.
    - For 2008, combined printing, paper and distribution prices for manufacturing, which represented 23.2% of total operating-related expenses, decreased 1% versus 2007.
    - Printing prices declined 2.5% versus 2007 primarily due to successful negotiations with major U.S. printing and multi-media packaging suppliers and more cost effective product assignments to low-cost providers globally.
    - Paper prices were limited to an increase of 3.7% due to successful negotiations and long-term agreements currently in place.
    - Overall distribution prices increased 2.5% due to U.S. Postal Service, international postage and airfreight rate increases, offset by savings resulting from changes in distribution delivery methods and negotiations with ground carriers.
  - Product-related selling and general expenses decreased 1.5%, primarily due to cost containment initiatives at McGraw-Hill Education.
  - The product margin deteriorated 212 basis points mainly due to increased amortization of prepublication costs at McGraw-Hill Education.
- Total service-related expenses decreased 6.6% while service revenue decreased 9.5%.

- Service operating-related expenses decreased 4.4% primarily due to the lower direct costs related to revenues and reduced 2008 incentive compensation costs.
- Service selling and general expenses decreased 8.9% primarily due to reduced 2008 incentive compensation costs.
- The service margin deteriorated 212 basis points primarily due to revenue declines at Financial Services.

- Other operating costs and expenses, which include depreciation and amortization of intangibles, increased 10.8% reflecting amortization on intangibles from recent acquisitions and depreciation on our new information technology data center.

OTHER (LOSS)/INCOME – NET

(in millions)	2009	2008	2007
Other (loss)/income – net	$(3.3)	$ –	$17.3

- In 2009, other (loss)/income – net includes a pre-tax loss on the sale of Vista Research, Inc. of $13.8 million and a pre-tax gain of $10.5 million on the sale of *BusinessWeek*.
- In 2007, other (loss)/income – net includes a pre-tax gain on the sale of our mutual fund data business of $17.3 million.

INTEREST EXPENSE – NET

(in millions)	2009	2008	2007
Interest expense – net	**$76.9**	$75.6	$40.6

- In 2009, interest expense – net increased slightly compared with 2008 primarily due to reduced interest income on foreign investments.
- In November 2007, we issued $1.2 billion of senior notes as follows:
  - $400 million of 5.375% senior notes due in 2012;
  - $400 million of 5.900% senior notes due in 2017; and
  - $400 million of 6.550% senior notes due in 2037.
  - Included in the years ended 2009, 2008 and 2007 is $71.5 million, $71.5 million and $11.7 million, respectively, of interest and debt discount amortization related to the senior notes.
- Average total short-term borrowings consisted of commercial paper in 2009 and 2008. In 2007, average total short-term borrowings consisted of commercial paper, extendible commercial notes ("ECNs") and promissory note borrowings.
  - Average short-term borrowings outstanding during the years ended 2009, 2008 and 2007 were $44.4 million at an average interest rate of 0.4%, $239.2 million at an average interest rate of 2.2%, and $674.8 million at an average interest rate of 5.4%, respectively.
- In 2008, interest expense – net increased compared with 2007 primarily due to the full year impact of our outstanding senior notes, which were issued in November 2007 combined with lower interest income earned on lower investment balances and lower interest rates.
- Included in 2009, 2008 and 2007 was approximately $7.6 million, $8.1 million and $8.5 million, respectively, of non-cash interest expense related to the accounting for the sale-leaseback of our headquarters building in New York City.
- In 2010, interest expense is projected to remain consistent with 2009.

PROVISION FOR INCOME TAXES

	2009	2008	2007
Provision for income taxes as % of income from operations	**36.4%**	36.9%	37.2%

- The effective tax rates include the impact of a new accounting rule adopted on January 1, 2009 for noncontrolling interests in subsidiaries (see Note 1 to our consolidated financial statements), which resulted in a change to the calculated effective tax rates for 2008 and 2007.
- The decrease in the effective tax rate for 2009 as compared to 2008 is primarily attributable to a decrease in state and local income taxes.
- During 2009, we effectively completed the U.S. federal tax audit for 2008. The years 2007 and 2008 remain open pending the appeal of certain unresolved issues. In 2009, we also completed various state and foreign tax audits and, with few exceptions, we are no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2002. The favorable impact to tax expense in 2009 was $8.7 million.
- During 2008, we completed various federal, state and local, and foreign tax audits. The favorable impact to tax expense in 2008 was $15.9 million. This favorable impact to the tax provision was offset by additional requirements for the repatriation of cash from international operations.
- During 2007, we completed the U.S. federal tax audits for the years ended December 31, 2004, 2005 and 2006 and also completed various state and foreign tax audits. The favorable impact to tax expense was $20.0 million which was offset by additional tax requirements for the repatriation of cash from foreign operations.
- On January 1, 2007, we implemented new accounting rules for unrecognized tax benefits. The total amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2009 and 2008 was $37.8 million and $27.7 million, respectively, exclusive of interest and penalties. Included in the balance at December 31, 2009 and 2008, are $0.7 million and $2.2 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties,

the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. We recognize accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to the unrecognized tax benefits, as of December 31, 2009 and 2008, we had $8.7 million and $13.5 million, respectively, of accrued interest and penalties associated with uncertain tax positions.

- We expect the 2010 effective tax rate to be approximately 36.4% absent the impact of numerous factors including intervening audit settlements, changes in federal, state or foreign law and changes in the geographical mix of our income.

NET INCOME

(in millions)	2009	2008	2007
Net income	$730.5	$799.5	$1,013.6
% (decrease)/growth	(8.6)%	(21.1)%	14.9%

- In 2009, net income decreased as compared with 2008 as a result of the decreased revenue performance across all three operating segments.
  - 2009 includes a $9.7 million after-tax restructuring charge, a $8.8 million after-tax loss on the sale of Vista Research, Inc. and a $6.7 million after-tax gain on the sale of *BusinessWeek*.
- In 2008, net income decreased as compared with 2007 primarily as a result of the decreased revenue performance in the Financial Services and McGraw-Hill Education segments.
  - 2008 includes a $45.9 million after-tax restructuring charge.
  - 2007 includes a $27.3 million after-tax restructuring charge and a $10.3 million after-tax gain on the divestiture of our mutual fund data business.

DILUTED EARNINGS PER COMMON SHARE

	2009	2008	2007
Diluted earnings per common share	$2.33	$2.51	$2.94
% (decrease)/growth	(7.2)%	(14.6)%	22.5%

- In 2009, the decrease in diluted earnings per share compared to 2008 was due to decreased net income partially offset by the full year impact of 2008 share repurchases.
- In 2008, the decrease in diluted earnings per share compared to 2007 was due to decreased net income, partially offset by share repurchases of 10.9 million in 2008.
  - 2008 includes a $0.14 after-tax restructuring charge.
  - 2007 includes a $0.03 after-tax benefit of the divestiture of the Financial Services' mutual fund data business and a $0.08 after-tax restructuring charge.

SEGMENT REVIEW

MCGRAW-HILL EDUCATION

(in millions)	2009[(a)]	2008[(b)]	2007[(c)]
Revenue	**$2,387.8**	$2,638.9	$2,705.9
% (decrease)/increase	**(9.5)%**	(2.5)%	7.2%
Operating profit	**$276.0**	$ 321.4	$ 403.1
% (decrease)/increase	**(14.1)%**	(20.3)%	21.4%
% operating margin	**12%**	12%	15%

(a) Operating profit includes a pre-tax restructuring charge.

(b) Operating profit includes a pre-tax restructuring charge and the impact of reductions in incentive compensation.

(c) Operating profit includes a pre-tax restructuring charge.

The McGraw-Hill Education segment is one of the premier global educational publishers serving the elementary and high school ("el-hi"), college and university, professional, international and adult education markets. The segment consists of two operating groups: the School Education Group ("SEG") and the Higher Education, Professional and International ("HPI") Group.

2009 COMPARED WITH 2008

- In 2009, revenue from the McGraw-Hill Education segment decreased from prior year.
  - SEG's revenue decline was driven primarily by lower state adoption sales. Reduced potential in the state new adoption market and reduced spending in the open territory occurred as schools tightened their budgets in response to the continuing decline of state and local tax revenues in most regions. K–12 basal sales declined significantly in the adoption states. In the testing market, an increase in formative assessment revenue was driven by the success of SEG's *Acuity* program in expanding its subscription base. Custom testing revenue declined due primarily to the anticipated discontinuation of several state contracts. Non-custom or "shelf" revenue also declined, reflecting budget concerns among the school districts for which these products tend to be discretionary purchases.
  - HPI's revenue was flat to prior year as growth in the higher education market was offset by declines in the professional market driven by weakness in the retail environment and declines in the international markets.
  - Foreign exchange rates had a $26.6 million unfavorable impact on revenue and an immaterial impact on operating profit in 2009.
- In 2009, operating profit for the McGraw-Hill Education segment declined primarily due to the decrease in SEG revenue, although that decrease was largely offset by a reduction in operating expenses due to cost-saving initiatives.

- During 2009, McGraw-Hill Education initiated a restructuring plan that included a realignment of several business operations within the segment, introducing market-focused organizational approaches that will enhance their ability to address the changing needs of their customers. The restructuring charge consisted primarily of employee severance costs related to the reduction of approximately 340 positions. In addition, during 2009, the McGraw-Hill Education segment reversed accruals for previously recorded restructuring charges due to revised estimates. The net pre-tax restructuring charge recorded was $11.6 million.
- During 2008, the McGraw-Hill Education segment incurred a pre-tax restructuring charge of $25.3 million consisting of employee severance costs related to the reduction of approximately 455 positions.
- 2008 included reductions in incentive compensation expense, as further described in the "Consolidated Review" section of this *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

OUTLOOK

In 2010, the el-hi market is projected to increase by 6% to 7% over the very weak 2009 market. This growth will occur in the adoption states, where a favorable adoption cycle will create good opportunities for new business. However, this will be partially offset by continuing declines in open territory and residual sales. The total available state new adoption market in 2010 is currently estimated at between $925 million and $975 million, depending on state funding levels, compared with approximately $500 million in 2009. The key adoption opportunities in 2010 are K–12 reading and literature in Texas and K–12 math in Florida. Although funding remains uncertain given the state's budget issues, second-year purchasing of K–8 reading and third-year purchasing of K–8 math in California is also anticipated. Open territory sales, which declined last year, are projected to decrease again in 2010, although the rate of decline is expected to slow. In 2010, SEG anticipates that the testing market will again reflect pressures on state budgets, limiting the opportunities for custom contract work that is not mandated by federal or state requirements; however, SEG expects to see continued growth in revenue for its formative assessment products.

HPI expects 2010 to be another challenging year in the professional market and a year of mixed opportunities in the international market, depending on region and product focus. However, enrollments are projected to remain strong in domestic colleges and universities, and growth is expected for all four of HPI's higher education imprints: Science, Engineering and Mathematics ("SEM"); Business and Economics ("B&E"); Humanities, Social Science and Languages ("HSSL"); and Career Education. Revenue for some professional titles will be adversely impacted by continuing weakness in the retail environment. This will be partially offset by forthcoming titles for the scientific, technical, and medical markets, which are less vulnerable to economic downturns than the general retail market. Digital licensing and digital subscriptions should also contribute to revenue growth.

Operating margin for 2010 is expected to remain unchanged from 2009.

2008 COMPARED WITH 2007

- In 2008, revenue for the McGraw-Hill Education segment decreased from the prior year.
  - SEG's revenue declined due to lower residual sales in the adoption states and lower new and residual sales in the open territory market partially offset by an increase in state new adoption basal sales.
    - The decline in open territory and residual sales, which are typically ordered in the second half of the year, reflected lower discretionary spending by schools, many of which were operating on tighter budgets as state and local tax revenues declined while other costs, especially energy costs, increased.
    - In testing, revenue declined owing to a decrease in custom contract revenues, partially offset by increased sales of non-custom or "off the shelf" products, notably *Acuity* formative assessments, *LAS Links* assessments for English-language learners, and TABE assessments for adult learners.
  - HPI's revenue increased, reflecting growth in U.S. and international sales of higher education titles that was partially offset by declines in sales of professional and reference products.
    - Higher education revenue increased for digital products.
    - Sales of professional books, especially those intended for the consumer market, declined as retailers reduced their inventories through lower orders in response to weak customer demand.
    - International revenue increased, led by success in India and Asia that was partially offset by sales declines in Latin America and Australia.
  - Foreign exchange rates adversely impacted revenue by $7.3 million and did not have a material impact on operating profit.
- In 2008, operating profit for the McGraw-Hill Education segment declined primarily due to decreased SEG revenues coupled with increased prepublication amortization, technology investment and marketing expenses.
- Reductions in 2008 incentive compensation helped mitigate the operating profit reduction, as further described in the "Consolidated Review" section of this *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

- In 2008, the McGraw-Hill Education segment incurred pre-tax restructuring charges totaling $25.3 million. These charges consisted primarily of employee severance costs resulting from a workforce reduction of approximately 455 positions, driven by continued cost containment and cost reduction activities as a result of current economic conditions.
- In 2007, the McGraw-Hill Education segment incurred pre-tax restructuring charges totaling $16.3 million. These charges consisted of employee severance costs resulting from to a workforce reduction of approximately 300 positions across the segment. The 2007 restructuring activities related primarily to the reallocation of certain resources to support continued digital evolution and productivity initiatives at HPI and SEG.

SCHOOL EDUCATION GROUP

(in millions)	2009	2008	2007
Revenue	**$1,112.3**	$1,362.6	$1,441.0
% (decrease)/increase	**(18.4)%**	(5.4)%	6.7%

The McGraw-Hill School Education Group ("SEG") consists of several key brands, including SRA/McGraw-Hill, specialized niche basal programs such as *Open Court Reading*, Wright Group/McGraw-Hill, innovative supplementary products for the early childhood, elementary and remedial markets; Macmillan/McGraw-Hill, core basal instructional programs for the elementary market; Glencoe/McGraw-Hill, basal and supplementary products for the secondary market; CTB/McGraw-Hill, customized and standardized testing materials and scoring services, online diagnostics and formative assessment products; and The Grow Network/McGraw-Hill, assessment reporting and customized content.

2009 COMPARED WITH 2008

- SEG revenue declined, driven primarily by lower state adoption sales. Reduced potential in the state new adoption market and reduced spending in the open territory occurred as schools tightened their budgets in response to the continuing decline of state and local tax revenues in most regions.
  - K–12 basal sales declined significantly in the adoption states. In 2008, SEG realized strong sales of K–5 reading in Florida, K–8 math and science in California, K–5 math in Texas, and various subjects in smaller states such as Alabama. The 2009 state new adoption market was smaller because Texas was not scheduled to buy new materials and because other states, including Alabama, adopted in categories offering less revenue potential for the industry. The biggest opportunities were expected to be offered by 6–12 literature in Florida and K–8 reading and math in California, but economic problems sharply limited 2009 purchasing in both states.
  - K–12 sales in the open territory declined to a lesser extent, as reduced opportunities in many parts of the country were partially offset by gains over the prior year in areas such as Illinois, where SEG's secondary products captured a strong share of the state's annual textbook purchasing program and contributed significantly to full-year results.
  - K–12 supplementary sales also declined, with strong growth in intervention products being offset by lower demand for SEG's extensive list of older products, many of which are being phased out.
  - Non-custom or "shelf" testing declined for all product lines, led by declines for the *TerraNova* line of norm-referenced assessments.
  - Formative assessment increased, driven by new adoptions, renewals, and expanded implementations of SEG's successful *Acuity* program.
  - Custom testing declined due to the anticipated discontinuation of contracts for work in California, Florida, and Arizona and declines in the scope of work on other contracts in comparison to the prior year.

INDUSTRY HIGHLIGHTS

- Total U.S. PreK–12 enrollment for 2009–2010 is estimated at nearly 56 million students, up 0.2% from 2008–2009, according to the National Center for Education Statistics ("NCES").
- According to statistics compiled by the Association of American Publishers ("AAP"), total net basal and supplementary sales of elementary and secondary instructional materials decreased 13.8% through December 2009. Basal sales in adoption states and open territory for the industry decreased 21.4% compared to prior year. In the supplemental market, industry sales were up 14.9% versus prior year, driven largely by an increase in demand for intervention products in reading and math.

2008 COMPARED WITH 2007

- SEG revenue declined, as an increase in state new adoption basal sales was more than offset by lower residual sales in the adoption states and by lower new and residual sales in the open territory market. The decline in open territory and residual sales, which are typically ordered in the second half of the year, reflected lower discretionary spending by schools, many of which were operating on tighter budgets as state and local tax revenues declined while other costs, especially energy costs, increased.

- In the K–5 market for balanced basal programs, sales increased due to higher adoption state sales in Texas, California, and Florida. Open territory sales for these programs were also higher because of increased sales in several states, particularly for reading. K–5 residual and supplemental sales declined in both the adoption states and open territory as schools reduced discretionary spending.
- 6–12 basal sales decreased due primarily to a reduction in adoption state opportunities for secondary materials that was driven by Texas, which moved from 6–12 math purchasing in 2007 to K–5 math purchasing in 2008, and by Florida, which purchased for a number of 6–12 courses in 2007 but purchased K–5 reading in 2008. Open territory sales of 6–12 products increased due to higher orders for math and science in New York. As was true in the K–5 market, residual sales of 6–12 materials declined in adoption states and open territory as schools reduced discretionary spending.
- Formative assessment and Non-custom or "shelf" testing revenue increased driven by higher *Acuity* revenues in New York City, sales of the *LAS* series for English-language learners and sales of the TABE series. These gains were partially offset by declines in older shelf products.
- Custom testing revenue declined due to reductions in the volume of work performed in 2008 on three state contracts. The expiration of several contracts that produced revenue in 2007 also contributed to the variance.

INDUSTRY HIGHLIGHTS

- Total U.S. PreK–12 enrollment for 2008–2009 was estimated at nearly 56 million students, up 0.3% from 2007–2008, according to the National Center for Education Statistics ("NCES").
- According to statistics compiled by the Association of American Publishers ("AAP"), total net basal and supplementary sales of elementary and secondary instructional materials decreased 4.4% through December 2008. Basal sales in adoption states and open territory for the industry decreased 2.7% compared to prior year. In the supplemental market, industry sales were down 11.4% versus prior year, part of a continuing trend reflecting lower demand for traditional supplementary materials. In recent years basal programs have become increasingly comprehensive, offering integrated ancillary materials that reduce the need for schools to buy separate supplemental products.

Higher Education, Professional and International Group

(in millions)	2009	2008	2007
Revenue	$1,275.5	$1,276.3	$1,264.8
% (decrease)/increase	(0.1)%	0.9%	7.8%

The McGraw-Hill Higher Education, Professional and International ("HPI") Group serves the college, professional, international and adult education markets.

2009 COMPARED WITH 2008

- Higher Education sales increased for both print and digital product, driven by strong new publication lists at all four imprints (SEM, B&E, HSSL and Career Education), new digital offerings to support print sales, improved sales coverage in key regions and higher enrollments in the current academic year.
  - Key titles contributing to 2009 performance included McConnell, *Economics,* 18/e; Lucas, *The Art of Public Speaking,* 10/e; Sanderson, *Computers in the Medical Office,* 6/e; Shier, *Hole's Essentials of Human Anatomy and Physiology,* 10/e; and Saladin, *Anatomy and Physiology,* 5/e.
  - Digital growth was driven by the continued success of the Homework Management product line, which included new releases on the improved and enhanced *Connect* platform.
- Revenue in the professional market declined versus 2008 as weakness in the consumer environment had a negative effect on sales of some print product lines. Digital subscriptions had a favorable impact on 2009 results.
- International sales decreased in 2009, with strong demand for higher education products across most markets offset by lower school sales in some regions, by softness in professional sales related to economic conditions, and by the unfavorable impact of foreign exchange.

INDUSTRY HIGHLIGHTS

- The U.S. college new textbook market is approximately $4.3 billion and is expected to grow about 5%–7% in 2010. In 2010, all our higher education imprints will have large, competitive lists of new titles and we anticipate that we will hold or grow our market position in the industry. As technology continues to be the key trend in higher education for course management and content delivery, the HPI Group will aggressively pursue a variety of e-initiatives, including electronic books, homework support for students and online faculty training and support.
- The median projected increase in U.S. college enrollments is a rise of 13% to 20.6 million between 2007 and 2018, according to the National Center for Educational Statistics ("NCES"). The economic recession and related weak job market is leading more individuals to seek

additional education and training. In 2009, this trend was strengthened by provisions in the American Recovery and Reinvestment Act ("ARRA") that raised the maximum Pell Grant award available to eligible students and increased the maximum tax credit allowable to students or their families for college tuition and other defined expenses. During 2009, the federal government also enacted the Post 9/11 G.I. Bill, which provides educational stipends for eligible veterans attending postsecondary institutions. Through September, a first wave of about 24,500 veterans had been approved for 2009 enrollments under the program. The recent extension of unemployment benefits by the U.S. Congress for individuals who have exhausted their federal unemployment benefits is expected to continue to fuel this trend in 2010.

- In 2010, the professional market is expected to be challenging as consumer-oriented product lines decline but this will be largely offset by increased demand for medical and engineering product lines, both print and digital. The migration of customers to alternate delivery channels such as e-books and online digital delivery will continue to impact print sales at traditional retailers and wholesalers.

2008 COMPARED WITH 2007

- HPI's revenue increased by 0.9% reflecting growth in U.S. sales of higher education titles, as well as expansion of international sales of higher education, professional and references products.
  - Higher Education revenue increased, led by growth in the Career and Business & Economics ("B&E") imprints. The Humanities, Social Science and Languages ("HSSL") imprint showed a slight increase, while the Science, Engineering, Mathematics ("SEM") imprint showed a slight decline. Homework Management products and electronic books drove digital product growth.
    - Key titles contributing to 2008 performance included Knorre, *Puntos de partida,* 8/e; Nickels, *Understanding Business,* 8/e; McConnell, *Economics,* 17/e; Garrison, *Managerial Accounting,* 12/e; and Ober, *Keyboarding,* 10/e.
  - Revenue in the professional market declined versus the prior year due to lower book sales, particularly titles intended for the consumer market, in a weak retail environment and strong prior year sales of *McGraw-Hill Encyclopedia of Science and Technology*, which was published in May 2007, partially offset by current year sales of the new edition of *Harrison's Principles of Internal Medicine.* Growth in digital subscriptions and digital licensing had a favorable impact for the year.
  - International revenue increased, led by success in India and Asia, partially offset by sales declines in other regions, particularly Latin America.

FINANCIAL SERVICES

(in millions)	2009[a]	2008[b]	2007[c]
Revenue	**$2,610.1**	$2,654.3	$3,046.2
% (decrease)/increase	**(1.7)%**	(12.9)%	10.9%
Operating profit	**$1,014.1**	$1,070.4	$1,370.2
% (decrease)/increase	**(5.3)%**	(21.9)%	13.4%
% operating margin	**39%**	40%	45%

(a) Operating profit includes a pre-tax restructuring charge and a pre-tax loss on the sale of Vista Research, Inc.

(b) Operating profit includes a pre-tax restructuring charge and the impact of reductions in incentive compensation.

(c) Operating profit includes a pre-tax gain on the sale of our mutual fund data business and a pre-tax restructuring charge.

The Financial Services segment operates under the Standard & Poor's brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. The segment consists of two operating groups: Credit Market Services and Investment Services. Credit Market Services provides independent global credit ratings, credit risk evaluations, and ratings-related information and products. Investment Services provides comprehensive value-added financial data, information, indices and research.

Issuance volumes noted within the discussion that follows are based on the domicile of the issuer. Issuance volumes can be reported in two ways: by "domicile" which is based on where an issuer is located or where the assets associated with an issue are located, or based on "marketplace" which is where the bonds are sold.

2009 COMPARED WITH 2008

- In 2009, Financial Services revenue and operating profit decreased over prior year:
  - Credit Market Services revenue decreased slightly as a result of continued weakness in structured finance and the impact of foreign exchange rates. The revenue decline was partially offset by revenue increases in corporate industrial ratings, sovereign and international public finance ratings, credit ratings-related information products such as RatingsXpress and RatingsDirect and other credit risk solutions products.
  - Investment Services revenue decreased as a result of reductions in investment research products and the impact of foreign exchange rates. The revenue decline was partially mitigated by growth in Capital IQ, and to a lesser extent by our data and information offerings and index services.

- Foreign exchange unfavorably impacted revenue by $43.4 million and operating profit by $15.4 million.
- 2008 included reductions in incentive compensation expense, as further described in the "Consolidated Review" section of this *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

- In May 2009, we sold our Vista Research, Inc. business. The sale resulted in a $13.8 million pre-tax loss ($8.8 million after-tax, or $0.03 per diluted share). This business was selected for divestiture as it no longer fit within our strategic plans. The divestiture enables our Financial Services segment to focus on its core business of providing independent research, ratings, data, indices and portfolio services. The impact of this divestiture on comparability of results is immaterial.
- During 2009, the Financial Services segment incurred a restructuring charge consisting of employee severance costs related to the reduction of approximately 85 positions which, net of reversal of accruals for previously recorded restructuring charges due to revised estimates, resulted in a pre-tax benefit of $0.4 million.
- During 2008, the Financial Services segment incurred a pre-tax restructuring charge of $25.9 million consisting of employee severance costs related to the reduction of approximately 340 positions, driven by continued cost containment activities as a result of the current credit market environment and economic conditions.

OUTLOOK

Market conditions for the global corporate bond markets improved substantially in 2009, while most sectors of the structured finance market continue to experience liquidity issues and weak investor demand. Global issuance of both investment and speculative grade corporate bonds increased as credit spreads declined significantly. Issuance of ABS, RMBS, CMBS and CDO declined on a global basis in 2009 from the prior year.

The conditions in the corporate bond market remain favorable for the first quarter of 2010. As the year progresses, the levels of interest rates and credit spreads are expected to continue to affect issuance levels. If global economies continue to improve and central banks begin to tighten monetary policy, issuance levels could be adversely affected if interest rates and/or credit spreads increase. Similarly, bond issuance by financial institutions may be constrained if they continue to deleverage their balance sheets. In addition, 2010 issuance may be reduced if issuers have accelerated their 2010 planned funding transactions to 2009 to benefit from the favorable market conditions.

In 2010, the global structured finance markets are expected to continue to encounter several factors adversely impacting market conditions. The recovery of the RMBS and CMBS markets are ultimately dependent upon the recovery of both residential and commercial real estate markets. Both demand for and prices of residential and commercial real estate have been depressed. The outlook for the CDO market is dependent upon banks' willingness to initiate new loans and investors' risk appetite to invest in new CDO structures, in addition to required improvement in secondary market trading liquidity. Finally, the ABS market is expected to be adversely affected by consumers deleveraging and the implementation of new accounting and regulatory requirements which are expected to increase the cost of securitizations for banks resulting in higher capital costs.

However, in the short-term, investment programs implemented by governments and central banks are expected to lessen the impact of these adverse market conditions and serve to increase liquidity of certain sectors of the structured finance market. Although the Term Asset-Backed Loan Facility ("TALF") program is currently scheduled to expire at the end of the first quarter in 2010, the recent implementation by the U.S. Treasury of the Public Private Investment Partnership ("PPIP") is expected to increase demand for existing legacy RMBS and CMBS. In addition, the European Central Bank is in the process of providing stimulus to the covered bond market through its purchases of euro-denominated covered bonds.

Investment Services expects to experience increased demand for its Capital IQ and data and information offerings. Also, index services products should benefit if the global equity markets continue to rally. However, demand for investment research products is expected to decline as the result of the expiration of the Independent Equity Research settlement.

2008 COMPARED WITH 2007

- In 2008, Financial Services revenue and operating profit decreased over prior year primarily driven by declines at Credit Market Services:
  - Credit Market Services revenue and operating profit were adversely impacted by the turbulence in the global financial markets resulting from challenged credit markets, financial difficulties experienced by several financial institutions and shrinking investor confidence in the capital markets.
  - Strength in Investment Services mitigated decreases experienced in Credit Market Services and was driven by demand for both the Capital IQ and index products.
  - Foreign exchange positively impacted revenue growth by $16.9 million and operating profit by $35.4 million.

  - Reductions in 2008 incentive compensation helped mitigate the operating profit reduction, as further described in the "Consolidated Review" section of this *Management's Discussion and Analysis of Financial Condition and Results of Operations.*
- During 2008, the Financial Services segment incurred a pre-tax restructuring charge of $25.9 million consisting of employee severance costs related to the reduction of approximately 340 positions, driven by continued cost containment activities as a result of the current credit market environment and economic conditions.
- In March 2007, we sold our mutual fund data business. The sale resulted in a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share), recorded as other (loss)/income – net, and had an immaterial impact on the comparison of the segment's operating profit. The divestiture of the mutual fund data business was consistent with our Financial Services segment's strategy of directing resources to those businesses which have the best opportunities to achieve both significant financial growth and market leadership. The divestiture enables our Financial Services segment to focus on its core business of providing independent research, ratings, data, indices and portfolio services.

LEGAL AND REGULATORY ENVIRONMENT

The financial services industry is subject to the potential for increased regulation in the United States and abroad. The businesses conducted by the Financial Services segment are in certain cases regulated under the Credit Rating Agency Reform Act of 2006, U.S. Investment Advisers Act of 1940, the U.S. Securities Exchange Act of 1934 and/or the laws of the states or other jurisdictions in which they conduct business.

Standard & Poor's Ratings Services is a credit rating agency that is registered with the Securities and Exchange Commission ("SEC") as one of ten Nationally Recognized Statistical Rating Organizations, or NRSROs. The SEC first began designating NRSROs in 1975 for use of their credit ratings in the determination of capital charges for registered brokers and dealers under the SEC's Net Capital Rule. The public portions of the current version of S&P's Form NRSRO are available on S&P's Web site.

Credit rating agency legislation entitled "Credit Rating Agency Reform Act of 2006" (the "Act") was signed into law on September 29, 2006. The Act created a new SEC registration system for rating agencies that volunteer to be recognized as NRSROs. Under the Act, the SEC is given authority and oversight of NRSROs and can censure NRSROs, revoke their registration or limit or suspend their registration in certain cases. The SEC is not authorized to review the analytical process, ratings criteria or methodology of the NRSROs.

On February 2, 2009, the SEC issued new rules that, with one exception, went into effect in April 2009. The new rules address disclosure and management of conflicts related to the issuer-pays model, prohibitions against analysts' accepting gifts or making "recommendations" when rating a security, and limitations on analyst participation in fee discussions. Under the new rules, additional records of all rating actions must be created, retained and made public, including a sampling of rating histories for issuer-paid ratings (this rule became effective in August 2009). Also, records must be kept of material deviations in ratings assigned from model outputs as well as complaints about analysts' performance. The new rules require more disclosure of performance statistics and methodologies and a new annual report by NRSROs of their rating actions to be provided confidentially to the SEC.

On November 23, 2009, the SEC issued final rules relating to the disclosure of data underlying structured finance ratings and public disclosure of rating histories for all issuer-paid ratings, with some limitations. The compliance effective date is June 2, 2010.

In the Fall of 2009, the SEC issued additional final rules and proposals, including removing NRSRO ratings from selected SEC rules and forms and proposing removal of NRSRO ratings from additional rules and forms, proposals for a new annual compliance report and more public disclosure of revenues, proposals for issuers to disclose information about ratings used in selling registered securities, and a concept release seeking comments as to whether Rule 436(g), which exempts NRSRO ratings from liability under sections 7 and 11 of the Securities Act of 1933, should be rescinded. In December, S&P submitted public comments on the proposals and concept release.

Outside the United States, regulators and government officials are implementing formal oversight of credit rating agencies. On December 7, 2009, the EU Regulation came into force, establishing a European Union-wide regulatory framework for credit rating agencies. S&P will need to apply for registration by September 7, 2010. Effective January 1, 2010, S&P is regulated in Australia as a holder of a financial services license. In June 2009, Japan passed a law to regulate rating agencies. Rules to implement the law were issued in December and will become effective later in 2010. S&P continues to work closely with regulators globally, including the International Organization of Securities Commissions ("IOSCO"), to promote the global consistency of regulatory requirements. S&P expects regulators in additional countries to introduce new regulations starting in 2010. In many countries, S&P is also an External Credit Assessment Institution ("ECAI") under Basel II for purposes of allowing banks to use its ratings in determining risk weightings for many credit exposures. Recognized ECAIs may be subject to additional oversight in the future.

We have reviewed the new laws, regulations and rules which have been adopted and have implemented, or are planning to implement, changes as required. We do not believe that such new laws, regulations or rules will have a materially adverse effect on the Company's financial condition or results of operations. Other laws, regulations and rules relating to credit rating agencies are being considered by local, national, foreign and multinational bodies and are likely to continue to be considered in the future. The impact on us of the adoption of any such laws, regulations or rules remains uncertain.

The market for credit ratings as well as the markets for research and investment advisory services are very competitive. The Financial Services segment competes domestically and internationally on the basis of a number of factors, including the quality of its ratings, research and investment advisory businesses, client service, reputation, price, geographic scope, range of products and technological innovation. In addition, in some of the countries in which Standard & Poor's competes, governments may provide financial or other support to locally-based rating agencies and may from time to time establish official credit rating agencies, credit ratings criteria or procedures for evaluating local issuers.

The Financial Crisis Inquiry Commission ("FCIC") was established in May 2009 in connection with the Fraud Enforcement and Recovery Act of 2009. The FCIC is charged with conducting an inquiry into, among other things, credit rating agencies in the financial system, including, reliance on credit ratings by financial institutions and regulators, the use of credit ratings in financial regulation, and the use of credit ratings in the securitization markets. In its work, the Commission is authorized to hold hearings, issue subpoenas either for witness testimony or documents, and make referrals to the Attorney General or the appropriate state Attorney General. A report of the Commission's findings is due to Congress on December 15, 2010.

On November 17, 2009, the European Commission, Directorate-General for Competition ("EC") sent a Statement of Objections ("SO") to the Company outlining the EC's preliminary view that Standard & Poor's CUSIP Service Bureau is abusing its position as the sole-appointed National Numbering Agency ("NNA") for U.S. securities by requiring financial institutions and Information Service Providers ("ISPs") to pay licensing fees for the use of International Securities Identification Numbers ("ISINs"). As set forth in the SO, the EC's preliminary view is that this behavior amounts to unfair pricing and infringes European competition law. Should the preliminary views expressed in the SO be confirmed, the EC may require the Company to cease the alleged abuse and may impose a fine. The Company believes these preliminary views are erroneous and is engaging with the EC in an effort to resolve this matter.

In the normal course of business both in the United States and abroad, the Company and its subsidiaries are defendants in numerous legal proceedings and are involved, from time to time, in governmental and self-regulatory agency proceedings which may result in adverse judgments, damages, fines or penalties. Also, various governmental and self-regulatory agencies regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations.

A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) (collectively, "Standard & Poor's") on September 29, 2005 and October 7, 2005, respectively, in an action brought in the Tribunal of Milan, Italy by Enrico Bondi ("Bondi"), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, "Parmalat"). Bondi has brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat. In this suit, Bondi claims that Standard & Poor's, which had issued investment grade ratings on Parmalat until shortly before Parmalat's collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat's business. Alleging joint and several liability, Bondi claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor's alleged complicity in aggravating Parmalat's financial difficulties and/or for having contributed in bringing about Parmalat's indebtedness towards its bondholders, and legal fees. Standard & Poor's filed its answer, counterclaim and third-party claims on March 16, 2006. The court has appointed two experts to assist in its determinations.

In a separate proceeding, the prosecutor's office in Parma, Italy is conducting an investigation into the bankruptcy of Parmalat. In June 2006, the prosecutor's office issued a Note of Completion of an Investigation ("Note of Completion") concerning allegations, based on Standard & Poor's investment grade ratings of Parmalat, that individual Standard & Poor's rating analysts conspired with Parmalat insiders and rating advisors to fraudulently or negligently cause the Parmalat bankruptcy. The Note of Completion was served on eight Standard & Poor's rating analysts. While not a formal charge, the Note of Completion indicates the prosecutor's intention that the named rating analysts should appear before a judge in Parma for a preliminary hearing, at which hearing the judge will determine whether there is sufficient evidence against the rating analysts to proceed to trial. No date has been set for the preliminary hearing. On July 7, 2006, a defense brief was filed with the Parma prosecutor's office on behalf of the rating analysts.

The Company and Standard & Poor's Ratings Services, together with other credit rating agencies, continue to be named in numerous lawsuits in U.S. state and federal courts, as well as in foreign jurisdictions, relating to the ratings activity of Standard & Poor's Ratings Services brought by alleged purchasers of rated securities, many of which include novel claims that Standard & Poor's Ratings Services is an "underwriter" or "seller" of such securities under the Securities Act of 1933. The Company and Standard & Poor's Ratings Services have also received numerous subpoenas and other government inquiries concerning the rating activity of Standard & Poor's Ratings Services in these areas and continue to respond to all such requests. Additional actions, investigations or proceedings may be initiated from time to time in the future.

In addition, the Company and certain of its officers and directors have been named in a putative class action brought under the federal securities laws by its shareholders, two putative class actions by participants in the Company's ERISA plans, and a putative derivative action on behalf of the Company, all relating to alleged misrepresentations and omissions concerning the Company's ratings business:

On August 28, 2007, a putative shareholder class action titled *Reese v. Bahash* was filed in the District Court for the District of Columbia, and was subsequently transferred to the Southern District of New York. The Company and its CEO and CFO are currently named as defendants in the suit, which alleges claims under the federal securities laws in connection with alleged misrepresentations and omissions made by the defendants relating to the Company's earnings and S&P's business practices. On November 3, 2008, the District Court denied Lead Plaintiff's motion to lift the discovery stay imposed by the Private Securities Litigation Reform Act in order to obtain documents S&P submitted to the SEC during the SEC's examination. The Company filed a motion to dismiss the Second Amended Complaint which was fully briefed and submitted as of May 2009.

On September 10, 2008, a putative shareholder class action titled *Patrick Gearren, et al. v. The McGraw-Hill Companies, Inc., et al.* was filed in the District Court for the Southern District of New York against the Company, its Board of Directors, its Pension Investment Committee and the administrator of its pension plans. The Complaint alleged that the defendants breached fiduciary duties to participants in the Company's ERISA plans by allowing participants to continue to invest in Company stock as an investment option under the plans during a period when plaintiffs allege the Company's stock price to have been artificially inflated. The Complaint also asserted that defendants breached fiduciary duties under ERISA by making certain material misrepresentations and non-disclosures concerning the ratings business in plan communications and the Company's SEC filings. A virtually identical complaint was filed on June 12, 2009 in an action titled *Sullivan v. The McGraw-Hill Companies, Inc. et al.*, Case No. 09-CV-5450 in the Southern District of New York. On February 10, 2010 both actions were dismissed in their entirety for failure to state a claim under applicable law. The dismissals are with prejudice and the plaintiffs do not have the right to amend their complaints, but may seek to appeal the dismissals.

On January 8, 2009, a putative derivative action on behalf of the Company was filed in the District Court for the Southern District of New York titled *Teamsters Allied Benefit Funds v. Harold McGraw III, et al.*, asserting nine claims, including causes of action for securities fraud, breach of fiduciary duties and other related theories, against the Board of Directors and several officers of the Company. The claims in the complaint are premised on the alleged role played by the Company's directors and officers in the issuance of "excessively high ratings" by Standard & Poor's and subsequent purported misstatements or omissions in the Company's public filings regarding the financial results and operations of the ratings business. The Company's motion to dismiss the complaint was fully briefed and submitted as of May 2009.

The Company believes that the claims asserted in the proceedings described above have no basis and they will be vigorously defended by the Company and/or the subsidiaries involved.

In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines, penalties or impact related to each pending matter may be. We believe, based on our current knowledge, the outcome of the legal actions, proceedings and investigations currently pending should not have a material, adverse effect on the Company's consolidated financial condition.

CREDIT MARKET SERVICES

(in millions)	2009	2008	2007
Revenue	**$1,748.2**	$1,754.8	$2,264.1
% (decrease)/increase	(0.4)%	(22.5)%	9.2%

Credit Market Services provides independent global credit ratings, covering corporate and government entities, infrastructure projects and structured finance transactions. This operating group also provides ratings related information through its RatingsXpress and RatingsDirect products, in addition to credit risk evaluation services and other products.

2009 COMPARED WITH 2008

- Credit Market Services revenue decreased as a result of continued weakness in structured finance and the impact of foreign exchange rates. The revenue decline was partially mitigated by revenue increases in corporate industrial ratings, sovereign and international public finance ratings, credit ratings-related information products such as RatingsXpress and RatingsDirect and other credit risk solutions products.
  - Declines in issuance across all structured finance asset classes other than U.S. RMBS and European CMBS contributed to our revenue declines. These declines were partially offset by revenue increases in U.S. and European corporate industrial issuance and sovereign issuance.
  - Growth in our information products was driven by increased customer demand for value-added solutions.
  - Revenue derived from non-transaction related sources includes surveillance fees, annual contracts, subscription, and rating fees earned relating to cancelled transactions ("breakage fees"). In 2009, our non-transaction related revenue decreased slightly compared to 2008 primarily as a result of lower breakage fees. Non-transaction related revenue represented 69.2% of total Credit Market Services revenue for 2009 compared to 69.3% for 2008.

ISSUANCE VOLUMES

We monitor issuance volumes as an indicator of trends in transaction revenue streams within Credit Market Services. The following tables depict changes in issuance levels as compared to prior year, based on Thomson Financial, Harrison Scott Publications and Standard & Poor's internal estimates.

	Compared to Prior Year	
Structured Finance	U.S.	Europe
Residential Mortgage-Backed Securities (RMBS)	73.3%	−54.7%
Commercial Mortgage-Backed Securities (CMBS)	−54.3%	13.4%
Collateralized Debt Obligations (CDO)	−82.1%	−95.6%
Asset-Backed Securities (ABS)	−37.1%	−56.3%
Total New Issue Dollars (Structured Finance)	−31.6%	−63.3%

- U.S. RMBS issuance reflects the increased restructuring of existing mortgage-backed securities (re-REMIC issuance) and compares to low levels of issuance in 2008. European RMBS issuance decreased as it did not experience similar re-REMIC activity.
- Both CMBS and CDO asset classes continue to experience little investor demand and relatively illiquid secondary trading markets in both the U.S. and Europe. Although Europe CMBS issuance experienced a gain compared to prior year, issuance levels remain very low.
- ABS issuance has declined as consumers continue to deleverage resulting in lower consumer loan balances to securitize.

	Compared to Prior Year	
Corporate Issuance	U.S.	Europe
High Yield Issuance	251.3%	215.8%
Investment Grade	−4.9%	21.4%
Total New Issue Dollars (Corporate)	7.0%	23.4%

- Corporate debt issuance was higher in the U.S. and Europe resulting from issuers seeking to increase their liquidity positions and to refinance debt. Tighter credit spreads created a more attractive financing environment for issuers and investors became more comfortable buying lower-rated bonds.
- U.S. and Europe high yield issuance experienced large gains compared to prior year as high yield grade companies took advantage of investors' growing appetite for higher yield and the need to refinance.

2008 COMPARED WITH 2007

- Credit Market Services revenue was adversely impacted by turbulence in the global financial markets resulting from challenged credit markets, financial difficulties experienced by several financial institutions and shrinking investor confidence in the capital markets. Specifically, the decrease in revenue was attributed to the continuing significant decreases in structured finance as well as decreases in corporate ratings; partially offset by increases in public finance ratings and credit ratings-related information products such as RatingsXpress and RatingsDirect and credit risk evaluation products and services as well as moderate growth in revenue derived from non-transaction related sources.
  - Continued significant decreases in issuance volumes in the United States and Europe of RMBS, CMBS, CDO and ABS contributed to the decrease in revenue.
  - Corporate ratings decreases were driven by wider credit spreads and tighter lending standards in light of the weakening of the global economy and uncertainty in the world financial markets.
  - Growth in information products and credit risk evaluation products and services was driven by increased customer demand for value-added solutions.
  - Revenue derived from non-transaction related sources includes surveillance fees, annual contracts, subscription, and rating fees earned relating to cancelled transactions ("breakage fees"). In 2008, our non-transaction

related revenue increased moderately to $1.3 billion which represented approximately 73% of total Credit Market Services revenue in 2008 as compared to 54% in 2007. The increase of non-transaction related revenue as a proportion of total Credit Market Services revenue is attributable to the significant declines in transaction related revenue during 2008.

ISSUANCE VOLUMES

We monitor issuance volumes as an indicator of trends in transaction revenue streams within Credit Market Services. The following tables depict changes in issuance levels as compared to prior year, based on Thomson Financial, Harrison Scott Publications and Standard & Poor's internal estimates:

	Compared to Prior Year	
Structured Finance	U.S.	Europe
Residential Mortgage-Backed Securities (RMBS)	–95.4%	–81.7%
Commercial Mortgage-Backed Securities (CMBS)	–93.4%	–97.0%
Collateralized Debt Obligations (CDO)	–89.6%	–73.8%
Asset-Backed Securities (ABS)	–20.1%	–70.8%
Total New Issue Dollars (Structured Finance)	–79.9%	–80.1%

- Continued deterioration in the subprime mortgage market, tighter lending standards and declining home prices have significantly impacted dollar volume issuance in the RMBS market.
- CMBS issuance decreased due to the market dislocation attributed to high credit spreads resulting in high interest rates which are not economical to borrowers.
- The large decline in CDO issuance resulted from continued lack of investor appetite for the complex deal structures and secondary market trading liquidity concerns.
- In Europe, widening credit spreads and weak secondary market trading have contributed to the decline in new issue ABS volume.

	Compared to Prior Year	
Corporate Issuance	U.S.	Europe
High Yield Issuance	–73.7%	–73.3%
Investment Grade	–28.4%	–9.5%
Total New Issue Dollars (Corporate)	–33.8%	–11.7%

- Corporate debt issuance declined as the result of insufficient investor demand despite widening credit spreads in both the investment grade and high yield sectors.
- New dollar issuance in the U.S. municipal market decreased 6.1% for 2008 compared to last year.

INVESTMENT SERVICES

(in millions)	2009	2008	2007
Revenue	**$861.9**	$899.5	$782.1
% (decrease)/increase	**(4.2)%**	15.0%	16.3%

Investment Services is a leading provider of data, analysis, independent investment advice, equity research, investment indices and investment fund management ratings.

2009 COMPARED WITH 2008

- Investment Services revenue decreased as a result of reductions in investment research products and the impact of foreign exchange rates. The revenue decline was partially mitigated by growth in Capital IQ, our data and information offerings and index services.
  - The decrease in investment research products was impacted by the expiration of the Independent Equity Research (IER) settlement at the end of July. Despite the expiration of the IER settlement, we have signed contracts with some of the large banks to continue providing research for their customers.
  - Revenue decline was partially offset by continued expansion of our customer base at Capital IQ and for other data and information offerings as well as growth in our index services as assets under management for exchange-traded funds ("ETFs") rose 21.3% to $247.0 billion in 2009 from $203.6 billion in 2008.
    - The number of Capital IQ clients at December 31, 2009 increased 9.9% from the prior year.
  - In May 2009, the Vista Research, Inc. business was divested and we recognized a pre-tax loss of $13.8 million ($8.8 million after-tax or $0.03 per diluted share). This divestiture enables the Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolio services. The impact of this divestiture on comparability of results is immaterial.

2008 COMPARED WITH 2007

- Investment Services revenue increased as a result of growth in index services and Capital IQ products.
  - Revenue related to Standard & Poor's indices increased despite assets under management for ETFs decreasing 13.5% from December 31, 2007 to $203.6 billion at December 31, 2008. Although the assets under management decreased from the year-end 2007 levels they were higher for the first nine months of 2008 which drove the revenue increase for the year. The number of exchange-traded futures and option contracts based on S&P indices exhibited strong increases in 2008 compared to the same period of the prior year, thereby also contributing to the revenue growth.

- The number of Capital IQ clients at December 31, 2008 increased 19.0% from the prior year.

INFORMATION & MEDIA

(in millions)	2009(a)	2008(b)	2007(c)
Revenue	**$953.9**	$1,061.9	$1,020.2
% (decrease)/increase	**(10.2)%**	4.1%	3.6%
Operating profit	**$92.7**	$92.0	$63.5
% increase	**0.7%**	45.0%	27.2%
% operating margin	**10%**	9%	6%

(a) Operating profit includes a pre-tax gain on the sale of *BusinessWeek* and a pre-tax restructuring charge.

(b) Operating profit includes a pre-tax restructuring charge and the impact of reductions in incentive compensation.

(c) Revenue and operating profit include the impact of the Sweets transformation. Operating profit includes a pre-tax restructuring charge.

The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis; and consists of two operating groups: the Business-to-Business Group (including such brands as J.D. Power and Associates, McGraw-Hill Construction, Platts and *Aviation Week*) and the Broadcasting Group, which operates nine television stations (four ABC affiliated and five Azteca America affiliated stations). The segment's business is driven by the need for information and transparency in a variety of industries, and to a lesser extent, by advertising revenue.

2009 COMPARED WITH 2008

- In 2009, revenue declines were driven primarily by advertising weakness across all of our media properties and reduced sales of our automotive studies.
  - The declines were partly offset by growth in our global energy and other commodities products and services.
  - During the first quarter of 2009, J.D. Power and Associates began transitioning a number of syndicated studies to an online service platform. This resulted in $11.4 million of revenue and $7.1 million of operating profit that would have been recognized in 2009 to be deferred and will be recognized over the service period.
  - Foreign exchange rates had an immaterial impact on revenue and a $7.3 million favorable impact on operating profit.
- In 2009, the Information & Media segment incurred a pre-tax restructuring charge that reduced operating profit by $4.0 million consisting primarily of employee severance costs related to the reduction of approximately 125 positions, driven by continued cost containment and cost reduction activities.
- In 2008, the Information & Media segment incurred a pre-tax restructuring charge that reduced operating profit by $19.2 million consisting of employee severance costs related to the reduction of approximately 210 positions, driven by continued cost containment and cost reduction activities.
- On December 1, 2009, we sold *BusinessWeek*, which was part of our Information & Media segment. This business was selected for divestiture as it no longer fit within our strategic plans. We recognized a pre-tax gain of $10.5 million ($6.7 million after tax or $0.02 per diluted share). The impact of this divestiture on comparability of results is immaterial.
- 2008 included reductions in incentive compensation expense, as further discussed in the "Consolidated Review" section of this *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

OUTLOOK

- In 2010, the Information & Media segment expects to invest in digital capabilities that will enable the businesses to become integrated, digital solutions providers and create a foundation for the development of new businesses and revenue streams. The segment will further expand its presence in selected markets and geographies to help drive growth.
  - The ongoing volatility of the oil and natural gas markets is expected to continue customer demand for news and pricing products, although at a slower pace than in 2009.
  - J.D. Power and Associates will focus on expanding its global automotive business and extend its product offering into new verticals and emerging markets, but expects to face challenges as the U.S. automotive market experiences significant challenges.
  - In the construction market, digital and Web-based products will provide expanded business information integrated into customer workflows.
  - In a political year, the Broadcasting stations expect growth in political advertising as base advertising continues to be impacted by the current economic conditions, particularly in the automotive and retail sectors. The Broadcasting stations will continue to develop and grow new digital businesses.
  - The Broadcasting Group has recently agreed on the terms of its affiliation renewal with ABC which will have an adverse, but immaterial, impact on the segment's future revenue and profitability.

2008 COMPARED WITH 2007

- In 2008, revenue growth was driven primarily by the Business-to-Business Group.
  - The growth was driven by Platts, a leading provider of energy and other commodities information, as well as J.D. Power and Associates, partially offset by declines in *BusinessWeek*.
  - Foreign exchange rates had an immaterial impact on revenue and operating profit.
- In 2008, the Information & Media segment incurred a pre-tax restructuring charge that reduced operating profit by $19.2 million consisting primarily of employee severance costs related to the reduction of approximately 210 positions, driven by continued cost containment and cost reduction activities.
- In 2007, the Information & Media segment incurred a pre-tax restructuring charge that reduced operating profit by $6.7 million consisting primarily of employee severance costs related to the reduction of approximately 100 positions across the segment. These restructuring activities related primarily to the reallocation of certain resources to support continued digital evolution and productivity initiatives.
- 2008 included reductions in incentive compensation expense, as further discussed in the "Consolidated Review" section of this *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

BUSINESS-TO-BUSINESS GROUP

(in millions)	2009	2008	2007
Revenue	$872.7	$954.8	$917.2
% (decrease)/increase	(8.6)%	4.1%	6.2%

2009 COMPARED WITH 2008

- Business-to-Business Group revenue decline was primarily driven by advertising weakness across all of our media properties and reduced sales of our automotive studies. Partially offsetting these declines was an increase in our global energy and other commodities products and services.
  - Current economic weakness continues to drive declines in the automotive industry, softness in advertising and decreases in the construction market.
  - According to the PIB, *BusinessWeek*'s advertising pages in the global edition through November 2009 were down 33.5% compared to the same period in 2008, with one less issue year to year for PIB purposes and two fewer issues for revenue recognition purposes. As discussed above, we sold *BusinessWeek* on December 1, 2009.
  - Global commodities products related to oil, natural gas and power experienced growth as the continued volatility in crude oil and other commodity prices drove the continued need for market information.
- During the first quarter of 2009, J.D. Power and Associates began transitioning a number of syndicated studies to an online service platform. This resulted in $11.4 million of revenue and $7.1 million of operating profit that would have been recognized in 2009 to be deferred and will be recognized over the service period.

INDUSTRY HIGHLIGHTS

- According to the International Energy Agency, oil demand in 2009 is expected to drop by 2.2%, following a drop of 0.2% in 2008 as a result of the financial and economic crisis. Energy investment worldwide has plunged in the face of a tougher financing environment, weakening demand for energy and falling cash flows. Global oil demand is expected to recover as the economy pulls out of recession, outpacing the growth in capacity which will exert upward pressure on energy prices which are likely to remain highly volatile.
- In 2009, the dollar value of total U.S. construction starts was down 26% against the prior year. Most of the decline was due to a 31% decrease in residential building activity, as well as a 33% decrease in non-residential construction from lower commercial and manufacturing building activities, while non-building construction was down 9%.
- In 2009, the dollar value of total U.S. light vehicle sales was down 19% on a 21% decline in total sales volume against the prior year. Flat incentive spend versus 2008, combined with slightly higher industry transaction prices in 2009 led to the relatively better performance on a dollar value versus sales volume basis.

2008 COMPARED WITH 2007

- Business-to-Business Group revenue growth was driven by Platts as well as J.D. Power and Associates, partially offset by declines in *BusinessWeek*.
  - Oil, natural gas and power news and pricing products experienced growth as the increased volatility in crude oil and other commodity prices drove the increased need for market information.
  - Improved market penetration in the international consumer research studies, particularly in Asia, positively influenced growth.

- According to the Publishers Information Bureau ("PIB"), *BusinessWeek*'s advertising pages in the global edition for 2008 were down 16.1% in 2008 versus 2007, with one less issue in 2008 for PIB purposes but comparable issues for revenue recognition purposes.
- In 2008, U.S. construction starts decreased 15% compared to 2007, as the housing correction outweighed growth for nonresidential building and public works.
  - Nonresidential building increased 1% relative to 2007.
  - Residential building decreased 39% compared to 2007, as the demand for single-family housing has been curtailed by tighter lending standards.
  - Nonbuilding construction grew 4% reflecting gains for highways, bridges, sewers and supply systems, offset by electrical utilities.
- According to the PIB, advertising pages for all consumer magazine publications were down 11.7% for 2008 compared to 2007.

BROADCASTING GROUP

(in millions)	2009	2008	2007
Revenue	**$81.1**	$107.1	$103.0
% (decrease)/increase	**(24.2)%**	4.0%	(14.6)%

The Broadcasting Group operates nine television stations, of which four are ABC affiliates located in Denver, Indianapolis, San Diego, and Bakersfield, California and five are Azteca America affiliated stations in Denver (two stations), Colorado Springs, San Diego and Bakersfield, California.

2009 COMPARED WITH 2008

- In 2009, Broadcasting revenue declined compared to 2008.
  - Declines in base advertising were primarily due to economic weakness in key markets.
  - Political advertising declined significantly as 2009 was a non-political election year.

2008 COMPARED WITH 2007

- In 2008, Broadcasting revenue increased compared to 2007.
  - Strong political advertising due to the presidential election was offset by declines in base advertising due to economic weakness in key markets.
  - Time sales, excluding political advertising, declined driven by decreases in the automotive services, retail and consumer products sectors.

LIQUIDITY AND CAPITAL RESOURCES

December 31 (in millions)	2009	2008
Working capital	**$ 484.4**	$ (228.0)
Total debt	**$1,197.8**	$1,267.6
Gross accounts receivable	**$1,245.8**	$1,329.5
% decrease	**(6.3)%**	(8.7)%
Inventories – net	**$ 301.2**	$ 369.7
% (decrease)/increase	**(18.5)%**	5.4%
Investment in prepublication costs	**$ 177.0**	$ 254.1
% decrease	**(30.3)%**	(15.0)%
Purchase of property and equipment	**$ 68.5**	$ 106.0
% decrease	**(35.3)%**	(53.8)%

We continue to maintain a strong financial position. Our primary source of funds for operations is cash generated by operating activities. Our core businesses have been strong cash generators. Income and, consequently, cash provided from operations during the year are significantly impacted by the seasonality of our businesses, particularly educational publishing. The first quarter is the smallest, accounting for 19.3% of revenue and only 8.6% of net income in 2009. The third quarter is the largest, accounting for 31.5% of revenue and generating 46.0% of 2009 net income. This seasonality also impacts cash flow and related borrowing patterns as investments are typically made in the first half of the year to support the strong selling period that occurs in the third quarter. As a result, our cash flow is typically negative in the first half of the year and turns positive during the third and fourth quarters. Debt financing is used as necessary for acquisitions, seasonal fluctuations in working capital and share repurchases. Cash and cash equivalents were $1.2 billion on December 31, 2009, an increase of $738.3 million as compared to December 31, 2008 and consist of domestic cash and cash held abroad. Typically, cash held outside the United States is anticipated to be utilized to fund international operations or to be reinvested outside of the United States, as a significant portion of our opportunities for growth in the coming years are expected to be abroad.

The major items affecting the cash flow in 2009 were:

- No shares were repurchased in 2009;
- Decreased incentive compensation payments and inventory purchases; and
- Reduced investments in property and equipment and prepublication costs.

Cash flow from operations was sufficient to cover all of our investing and financing requirements. In 2010, cash on hand, cash flows from operations and availability under our existing credit facility are expected to be sufficient to meet any additional operating and recurring cash needs (dividends, investment in publishing programs, capital expenditures and stock repurchases) into the foreseeable future.

We had positive working capital of $484.4 million at December 31, 2009, compared to negative working capital of $228.0 million at the end of 2008. The change primarily reflects an increase in cash as a result of no share repurchases in 2009, a decrease in incentive compensation payments and inventory purchases and reduced investments in property and equipment and prepublication costs.

CASH FLOW

OPERATING ACTIVITIES: Cash provided by operations increased $152.0 million to $1.3 billion in 2009 mainly due to a decrease in incentive compensation payments and a decrease in inventory purchases.

The year-end decrease in accounts receivable is attributable to strong cash collections. Days sales outstanding ("DSO") in 2009 improved by nine days as compared with 2008 primarily as a result of strong cash collections across all of our segments. In 2008, accounts receivable decreased due to reduced revenue in the fourth quarter as well as the impact of foreign exchange.

Total inventories decreased $67.6 million in 2009 as compared to 2008 primarily as a result of the expected stronger adoption opportunities in 2008 compared with 2009. Total inventories increased $26.5 million in 2008 as a result of lower residual sales in the adoption states and new and residual sales in the open territory market.

Decreases in accounts payable and accrued expenses in 2009 and 2008 were driven by reduced payments and accruals for incentive compensation as a result of our performance.

INVESTING ACTIVITIES: Cash used for investing activities was $278.7 million and $433.3 million for 2009 and 2008, respectively. The decrease of $154.6 million is due primarily to decreased purchases of property and equipment, lower investments in prepublication costs and the absence of acquisitions in 2009.

Purchases of property and equipment totaled $68.5 million in 2009 as compared with $106.0 million in 2008. The decrease in 2009 is primarily related to decreased investment in our data centers and other technology initiatives. In 2010, we are projecting capital expenditures in the range of $90 million to $100 million largely due to increased technology spending.

In 2009, net prepublication costs decreased $91.7 million from December 31, 2008 to $460.8 million, as amortization outpaced spending. Prepublication investment in the current year totaled $177.0 million, $77.1 million less than the same period in 2008. In 2010, as a result of the larger state adoption opportunities, we expect prepublication investments in the range of $225 million to $235 million versus $177 million in 2009.

FINANCING ACTIVITIES: Cash used for financing activities was $326.1 million in 2009 compared to $612.3 million in 2008. The difference is primarily attributable to a decrease in the repurchase of shares, partially offset by reduced borrowings and reduced proceeds from stock option exercises.

Cash was utilized to repurchase 10.9 million shares for $447.2 million in 2008. No shares were repurchased in 2009. Shares repurchased under the repurchase programs are held in treasury and used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. Commercial paper borrowings were used at times during 2008 to fund share repurchases and prepublication investments related to adoption opportunities in 2009 and beyond.

OUTSTANDING DEBT AND OTHER FINANCING ARRANGEMENTS

In November 2007, the Company issued $1.2 billion of senior notes as follows:

(in millions)	Principal Amount
5.375% Senior Notes, due 2012	$ 400.0
5.900% Senior Notes, due 2017	400.0
6.550% Senior Notes, due 2037	400.0
	$1,200.0

As of December 31, 2009, we had outstanding $399.8 million of 2012 senior notes consisting of $400 million principal and an unamortized debt discount of $0.2 million. The 2012 senior notes, when issued in November 2007, were priced at 99.911% with a yield of 5.399%. Interest payments are due semiannually on February 15 and August 15.

As of December 31, 2009, we had outstanding $399.3 million of 2017 senior notes consisting of $400 million principal and an unamortized debt discount of $0.7 million. The 2017 senior notes, when issued in November 2007, were priced at 99.76% with a yield of 5.933%. Interest payments are due semiannually on April 15 and October 15.

As of December 31, 2009, we had outstanding $398.5 million of 2037 senior notes consisting of $400 million principal and an unamortized debt discount of $1.5 million. The 2037 senior notes, when issued in November 2007, were priced at 99.605% with a yield of 6.580%. Interest payments are due semiannually on May 15 and November 15.

The size of our total commercial paper program remains $1.2 billion and is supported by the revolving credit agreement described below. There were no commercial paper borrowings outstanding at December 31, 2009. Commercial paper borrowings outstanding at December 31, 2008 totaled $70.0 million, with an average interest rate and average term of 1.4% and 29 days.

On September 12, 2008 we closed on two new revolving credit facility agreements totaling $1.15 billion collectively (the "2008 credit facility") to replace the existing $1.2 billion five-year credit facility that expired on July 20, 2009. The 2008 credit facility was with a syndicate of fourteen banks led by JP Morgan Chase and Bank of America. The previous credit facility was cancelled once the 2008 facility became effective.

On August 14, 2009 we entered into a new $433.3 million 364-day revolving credit facility (the "new 364-day facility") which replaces our existing $383.3 million 364-day credit agreement entered into on September 12, 2008. The previous credit facility was cancelled after the new 364-day facility became effective.

The combined credit facility now totals $1.2 billion and consists of two separate tranches, a $433.3 million 364-day facility that will terminate on August 13, 2010 and a $766.7 million 3-year facility that will terminate on September 12, 2011. We pay a commitment fee of 12.5–37.5 basis points for the new 364-day facility and a commitment fee of 10–20 basis points for the 3-year facility, depending upon our credit rating, whether or not amounts have been borrowed. At our current credit rating, the commitment fee is 15 basis points for the new 364-day facility and 12.5 basis points for the 3-year facility. The interest rate on borrowings under the credit facility is, at our option, based on (i) a spread over the prevailing London Inter-Bank Offer Rate ("LIBOR") that is based on our credit rating ("LIBOR loans") or (ii) on the higher of (a) the prime rate, which is the rate of interest publicly announced by the administrative agent (b) 0.5% plus the Federal funds rate, or (c) LIBOR plus 1% ("ABR loans"). The interest rate spread on LIBOR loans is calculated by multiplying the current 30 business day average of the CDX 5-year investment grade index by a percentage, ranging from 75–150% for the new 364-day facility and from 50–100% for the 3-year facility. At our current credit rating, the borrowing rate would be 75% of this index on the new 364-day facility and 50% on the 3-year facility, with a minimum spread of 0.75% on the new 364-day facility and 0.5% on the 3-year facility.

We have the option at the termination of the new 364-day facility to convert any revolving loans outstanding into term loans for an additional year. Term loans can be LIBOR loans or ABR loans and would carry an additional spread of 1.0%.

The credit facility contains certain covenants. The only financial covenant requires that we not exceed indebtedness to cash flow ratio, as defined in the new credit facility, of 4 to 1. This covenant is similar to the previous credit agreements and has never been exceeded. There were no borrowings under either of the facilities as of December 31, 2009 and 2008.

We have the capacity to issue Extendible Commercial Notes ("ECN"s) of up to $240 million, provided that sufficient investor demand for the ECNs exists. ECNs replicate commercial paper, except that we have an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to our commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECN borrowings outstanding as of December 31, 2009 and 2008. In the current credit environment, the ECN market is not available and we have no plans to utilize this market.

On April 19, 2007, we signed a promissory note with one of our providers of banking services to enable us to borrow additional funds, on an uncommitted basis, from time to time to supplement our commercial paper and ECN borrowings. The specific terms (principal, interest rate and maturity date) of each borrowing governed by this promissory note are determined on the borrowing date of each loan. These borrowings have no financial covenants. There were no promissory note borrowings outstanding as of December 31, 2009 and 2008. In the current credit environment, the market for these instruments is currently not available and we have no plans to utilize them in the short-term.

On January 1, 2009, we transferred most of Standard & Poor's U.S. properties and assets from a division to a newly-formed, wholly-owned subsidiary. This action was done to address future operational and financial conditions, and will not affect the ongoing conduct of Standard & Poor's businesses, including the credit ratings business.

In conjunction with this reorganization, a series of supplemental agreements were executed. They include a supplemental indenture for our $1.2 billion senior notes (three tranches of $400 million due in 2012, 2017 and 2037), amendments to our $1.15 billion Credit Agreement (including both the 2008 364-day (terminated on August 14, 2009) and the 3-year agreements), amendments to the commercial paper issuing and paying agency agreement (with JP Morgan) and amended and restated commercial paper dealer agreements (with JP Morgan, Morgan Stanley and Merrill Lynch). The 2008 364-day facility was terminated after the 2009 364-day facility became effective in August 2009. The 2009 364-day facility, which brought the total credit facility amount to $1.2 billion, also included a guarantee similar to those in the supplemental agreement. All of these agreements and amendments provide that the new S&P subsidiary will guarantee the senior notes issued pursuant to the indenture, amounts borrowed under the credit agreement and the commercial paper.

DIVIDENDS

On January 20, 2010, the Board of Directors approved an increase in the quarterly common stock dividend from $0.225 to $0.235 per share. On January 28, 2009, the Board of Directors approved an increase in the quarterly common stock dividend from $0.22 to $0.225 per share.

SHARE REPURCHASE PROGRAM

On January 24, 2006, the Board of Directors approved a stock repurchase program (the "2006 program") authorizing the repurchase of up to 45.0 million shares, which was approximately 12.1% of our total outstanding common stock at that time. At December 31, 2006, authorization for the repurchase of 20.0 million shares remained under the 2006 program.

On January 31, 2007, the Board of Directors approved an additional stock repurchase program (the "2007 program") authorizing the repurchase of up to 45.0 million shares, which was approximately 12.7% of our total outstanding common stock at that time.

During 2007, we repurchased 37.0 million shares, which included 20.0 million shares remaining under the 2006 program, for $2.2 billion at an average price of $59.80. At December 31, 2007, authorization for the repurchase of 28.0 million shares remained under the 2007 program.

During 2008, we repurchased 10.9 million shares for $447.2 million at an average price of $41.03. The repurchased shares are used for general corporate purposes, including the issuance of shares in connection with the exercise of employee stock options. Purchases under this program were made from time to time on the open market and in private transactions depending on market conditions. At December 31, 2008, authorization for the repurchase of 17.1 million shares remained under the 2007 program.

During 2009, we did not repurchase any shares.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to market risk from changes in foreign exchange rates. We have operations in various foreign countries. For most international operations, the functional currency is the local currency. For international operations that are determined to be extensions of the Parent Company, the U.S. dollar is the functional currency. For hyper-inflationary economies, the functional currency is the U.S. dollar. In the normal course of business, these operations are exposed to fluctuations in currency values. We do not generally enter into derivative financial instruments in the normal course of business, nor are such instruments used for speculative purposes. We have no such instruments outstanding at this time.

We typically have naturally hedged positions in most countries from a local currency perspective with offsetting assets and liabilities. The gross amount of our foreign exchange balance sheet exposure from operations is $189.0 million as of December 31, 2009. We have estimated using an undiversified average value-at-risk analysis with a 95% confidence level that the foreign exchange gains and losses should not exceed $35.1 million over the next year based on the historical volatilities of the portfolio.

Our net interest expense is sensitive to changes in the general level of U.S. and foreign interest rates. Based on average debt and investments outstanding over the past year, the following is the projected annual impact on interest expense on current operations:

Percent change in interest rates (+/–)	Projected annual pre-tax impact on operations (millions)
1%	$7.3

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 1 to our consolidated financial statements for disclosure of the impact that recently issued accounting standards will have on our financial statements.

CONTRACTUAL OBLIGATIONS

We typically have various contractual obligations, which are recorded as liabilities in the consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in the consolidated financial statements but are disclosed herein. For example, we are contractually committed to acquire paper and other printing services and broadcast programming and make certain minimum lease payments for the use of property under operating lease agreements.

We believe that the amount of cash and cash equivalents on hand, cash flow expected from operations and availability under our credit facilities will be adequate for us to execute our business strategy and meet anticipated requirements for lease obligations, capital expenditures, working capital and debt service for 2010.

The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2009, over the next several years. Additional details regarding these obligations are provided in the notes to our consolidated financial statements, as referenced in the footnotes to the table:

(in millions)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Outstanding debt(1)	**$1,200.2**	$ –	$ 400.2	$ –	$ 800.0
Operating leases(2)	**1,584.3**	194.1	339.1	288.4	762.7
Pension and postretirement obligations(3)	**427.6**	18.2	38.2	40.6	330.6
Paper and other printing services(4)	**1,373.9**	308.5	581.8	457.6	26.0
Purchase obligations	**122.6**	68.6	28.3	21.9	3.8
Other contractual obligations(5,6)	**34.4**	17.2	14.9	2.3	–
Unconditional purchase obligations(7)	**70.4**	38.4	30.1	1.9	–
Total contractual cash obligations	**$4,813.4**	$645.0	$1,432.6	$812.7	$1,923.1

(1) Our long-term debt obligations are described in Note 3 to the consolidated financial statements.

(2) Our operating lease obligations are described in Note 6 to the consolidated financial statements. Amounts shown include taxes and escalation.

(3) Our pension and postretirement medical benefit plans are described in Notes 9 and 10 to the consolidated financial statements.

(4) Included in the category of paper and other printing services are contracts to purchase paper and printing services. While the contracts do have target volume commitments, there are no contractual terms that require us to purchase a specified amount of goods or services. If significant volume shortfalls were to occur over the long term during a contract period, then revised contractual terms may be renegotiated with the supplier. These obligations are not recorded in our consolidated financial statements until contract payment terms take effect.

(5) We have various contractual commitments for the purchase of broadcast rights for various television programming.

(6) Our commitments under creative talent agreements include obligations to producers, sports personnel, executives and television personalities.

(7) A significant portion of our unconditional purchase obligations represents a commitment for contracts with AT&T and Verizon for data, voice and optical network transport services and contractual obligations with Microsoft, IBM and Oracle for enterprise-wide IT software licensing and maintenance.

As of December 31, 2009, we had $37.8 million of liabilities for unrecognized tax benefits. We have excluded the liabilities for unrecognized tax benefits from our contractual obligations table because reasonable estimates of the timing of cash settlements with the respective taxing authorities are not practicable.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2009 and 2008, we did not have any relationships with unconsolidated entities, such as entities often referred to as specific purpose or variable interest entities where we are the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such we are not exposed to any financial liquidity, market or credit risk that could arise if it had engaged in such relationships.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This section, as well as other portions of this document, includes certain forward-looking statements about our businesses and our prospects, new products, sales, expenses, tax rates, cash flows, prepublication investments and operating and capital requirements. Such forward-looking statements include, but are not limited to: the strength and sustainability of the U.S. and global economy; the duration and depth of the current recession; Educational Publishing's level of success in 2010 adoptions and in open territories and enrollment and demographic trends; the level of educational funding; the strength of School Education including the testing market, Higher Education, Professional and International publishing markets and the impact of technology on them; the level of interest rates and the strength of the economy, profit levels and the capital markets in the U.S. and abroad; the level of success of new product development and global expansion and strength of domestic and international markets; the demand and market for debt ratings, including collateralized debt obligations ("CDO"), residential and commercial mortgage and asset-backed securities and related asset classes; the continued difficulties in the credit markets and their impact on Standard & Poor's and the economy in general; the regulatory environment affecting Standard & Poor's; the level of merger and acquisition activity in the U.S. and abroad; the strength of the domestic and international advertising markets; the strength and the performance of the domestic and international automotive markets; the volatility of the energy marketplace; the contract value of public works, manufacturing and single-family unit construction; the level of political advertising; and the level of future cash flow, debt levels, manufacturing expenses, distribution expenses, prepublication, amortization and depreciation expense, income tax rates, capital, technology, restructuring charges and other expenditures and prepublication cost investment.

Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including, but not limited to, worldwide economic, financial, political and regulatory conditions; currency and foreign exchange volatility; the health of debt and equity markets, including interest rates, credit quality and spreads, the level of liquidity, future debt issuances including residential and commercial mortgage-backed securities and CDOs backed by residential mortgages and related asset classes; the implementation of an expanded regulatory scheme affecting Standard & Poor's ratings and services; the level of funding in the education market (both domestically and internationally); the pace of recovery in advertising; continued investment by the construction, automotive, computer and aviation industries; the successful marketing of new products, and the effect of competitive products and pricing.

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31 (in thousands, except per share data)	2009	2008	2007
Revenue			
Product	$2,362,235	$2,582,553	$2,604,432
Service	3,589,547	3,772,502	4,167,849
Total Revenue	5,951,782	6,355,055	6,772,281
Expenses			
Operating-related			
Product	1,132,302	1,181,322	1,129,519
Service	1,253,705	1,337,108	1,398,081
Operating-related Expenses	2,386,007	2,518,430	2,527,600
Selling and general (NOTE 14)			
Product	897,946	998,989	1,014,070
Service	1,243,305	1,284,606	1,410,015
Selling and General Expenses	2,141,251	2,283,595	2,424,085
Depreciation	112,764	119,849	112,586
Amortization of intangibles	52,720	58,497	48,403
Total Expenses	4,692,742	4,980,371	5,112,674
Other (loss)/income – net (NOTE 2)	(3,304)	–	17,305
Income from Operations	1,255,736	1,374,684	1,676,912
Interest expense – net	76,867	75,624	40,581
Income before Taxes on Income	1,178,869	1,299,060	1,636,331
Provision for taxes on income	429,108	479,695	608,973
Net income	749,761	819,365	1,027,358
Less: net income attributable to noncontrolling interests	(19,259)	(19,874)	(13,799)
Net income attributable to the McGraw-Hill Companies, Inc.	$ 730,502	$ 799,491	$1,013,559
Earnings per Common Share			
Basic	$ 2.34	$ 2.53	$ 3.01
Diluted	$ 2.33	$ 2.51	$ 2.94
Average Number of Common Shares Outstanding			
Basic	312,223	315,559	336,210
Diluted	313,296	318,687	344,785
Dividend Declared Per Common Share	$ 0.90	$ 0.88	$ 0.82

See accompanying notes.

CONSOLIDATED BALANCE SHEET

December 31 (in thousands, except share data)	2009	2008
Assets		
Current Assets		
Cash and equivalents	**$1,209,927**	$ 471,671
Short-term investments	**24,602**	–
Accounts receivable (net of allowances for doubtful accounts and sales returns: 2009 – $276,110; 2008 – $268,685)	**969,662**	1,060,858
Inventories:		
Finished goods	**290,415**	349,203
Work-in-process	**3,858**	4,359
Paper and other materials	**6,956**	16,117
Total inventories	**301,229**	369,679
Deferred income taxes	**278,414**	285,364
Prepaid and other current assets	**152,562**	115,151
Total current assets	**2,936,396**	2,302,723
Prepublication Costs (net of accumulated amortization: 2009 – $1,005,114; 2008 – $943,022)	**460,843**	552,534
Investments and Other Assets		
Assets for pension benefits	**78,522**	52,994
Deferred income taxes	**24,072**	79,559
Other	**166,379**	176,900
Total investments and other assets	**268,973**	309,453
Property and Equipment – At Cost		
Land	**14,281**	13,841
Buildings and leasehold improvements	**598,472**	575,850
Equipment and furniture	**957,697**	984,260
Total property and equipment	**1,570,450**	1,573,951
Less – accumulated depreciation	**(990,654)**	(952,889)
Net property and equipment	**579,796**	621,062
Goodwill and Other Intangible Assets		
Goodwill – net	**1,690,507**	1,703,240
Indefinite-lived intangible assets	**202,065**	202,065
Copyrights – net	**146,239**	162,307
Other intangible assets – net	**190,431**	226,758
Net goodwill and other intangible assets	**2,229,242**	2,294,370
Total Assets	**$6,475,250**	$6,080,142

See accompanying notes.

	2009	2008
Liabilities and Equity		
Current Liabilities		
Notes payable	$ 22	$ 70,022
Accounts payable	301,828	337,459
Accrued royalties	114,157	111,471
Accrued compensation and contributions to retirement plans	450,673	420,515
Income taxes currently payable	17,086	17,209
Unearned revenue	1,115,357	1,099,167
Deferred gain on sale leaseback	11,236	10,726
Other current liabilities	441,595	464,134
Total current liabilities	2,451,954	2,530,703
Other Liabilities		
Long-term debt	1,197,791	1,197,611
Deferred income taxes	9,965	3,406
Liability for pension and other postretirement benefits	511,683	606,331
Deferred gain on sale leaseback	147,838	159,115
Other non-current liabilities	226,842	230,105
Total other liabilities	2,094,119	2,196,568
Total liabilities	4,546,073	4,727,271
Commitments and Contingencies (NOTES 6 AND 15)		
Equity		
Common stock, $1 par value: authorized – 600,000,000 shares; issued 411,709,328 shares in 2009 and 2008	411,709	411,709
Additional paid-in capital	5,125	55,150
Retained income	6,522,613	6,070,793
Accumulated other comprehensive loss	(343,017)	(444,022)
Less – Common stock in treasury – at cost (96,368,589 shares in 2009 and 97,303,901 shares in 2008)	(4,749,143)	(4,811,294)
Total equity – controlling interests	1,847,287	1,282,336
Total equity – noncontrolling interests	81,890	70,535
Total equity	1,929,177	1,352,871
Total Liabilities and Equity	$ 6,475,250	$ 6,080,142

See accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (in thousands)	2009	2008	2007
Cash Flows from Operating Activities			
Net income	$ 749,761	$ 819,365	$ 1,027,358
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	112,764	119,849	112,586
Amortization of intangibles	52,720	58,497	48,403
Amortization of prepublication costs	270,469	270,442	240,182
Provision for losses on accounts receivable	31,635	27,098	14,991
Net change in deferred income taxes	5,688	(17)	(46,615)
Stock-based compensation	22,268	(1,934)	124,692
Loss/(gain) on disposition of businesses, net	3,304	–	(21,432)
Other	2,377	(16,029)	(1,160)
Change in operating assets and liabilities net of effect of acquisitions and dispositions:			
Accounts receivable	50,313	95,070	71,448
Inventories	67,645	(26,482)	(11,601)
Prepaid and other current assets	(11,807)	1,702	(4,717)
Accounts payable and accrued expenses	79	(242,327)	34,840
Unearned revenue	25,619	25,145	86,877
Other current liabilities	(14,453)	26,317	71,636
Net change in prepaid/accrued income taxes	(17,892)	7,354	(36,940)
Net change in other assets and liabilities	(29,711)	4,703	6,403
Cash provided by operating activities	1,320,779	1,168,753	1,716,951
Cash Flows from Investing Activities			
Investment in prepublication costs	(176,996)	(254,106)	(298,984)
Purchase of property and equipment	(68,526)	(105,978)	(229,609)
Acquisition of businesses and equity interests	–	(48,261)	(86,707)
Disposition of businesses and property and equipment	15,196	440	62,261
Additions to technology projects	(23,764)	(25,353)	(16,654)
Change in short-term investments	(24,602)	–	–
Cash used for investing activities	(278,692)	(433,258)	(569,693)
Cash Flows from Financing Activities			
Dividends paid to shareholders	(281,553)	(280,455)	(277,746)
Proceeds from issuance of senior notes, net	–	–	1,188,803
Payments/additions on short-term debt, net	(70,000)	70,000	(2,345)
Repurchase of treasury shares	–	(447,233)	(2,212,655)
Exercise of stock options	25,174	41,420	146,867
Excess tax benefit from share-based payments	329	3,981	35,849
Cash used for financing activities	(326,050)	(612,287)	(1,121,227)
Effect of exchange rate changes on cash	22,219	(47,633)	16,567
Net change in cash and equivalents	738,256	75,575	42,598
Cash and equivalents at beginning of year	471,671	396,096	353,498
Cash and equivalents at end of year	$1,209,927	$ 471,671	$ 396,096

See accompanying notes.

CONSOLIDATED STATEMENT OF EQUITY

(in thousands, except per share data)	Common stock $1 par	Additional paid-in capital	Retained income	Accumulated other comprehensive loss	Less – common stock in treasury at cost	Non-controlling interests	Total
Balance at December 31, 2006	$411,709	$ 114,596	$4,821,118	$(115,212)	$2,552,593	$ 50,425	$2,730,043
Net income	–	–	1,013,559		–	13,799	1,027,358
Other comprehensive income:							
Foreign currency translation adjustment	–	–	–	28,618	–	5,915	34,533
Unrealized gain on investment, net of tax	–	–	–	3,747	–	–	3,747
Pension and other postretirement benefit plans, net of tax	–	–	–	70,224	–	–	70,224
Comprehensive Income							1,135,862
Adjustment to initially apply FIN 48	–	–	(5,174)	–	–	–	(5,174)
Dividends	–	–	(277,746)	–	–	(3,747)	(281,493)
Share repurchases	–	–	–	–	2,212,655	–	(2,212,655)
Employee stock plans, net of tax benefit	–	54,683	–	–	(251,701)	–	306,384
Other	–	(92)	–	–	(167)	4,720	4,795
Balance at December 31, 2007	411,709	169,187	5,551,757	(12,623)	4,513,380	71,112	1,677,762
Net income	–	–	799,491		–	19,874	819,365
Other comprehensive loss:							
Foreign currency translation adjustment	–	–	–	(96,683)	–	(11,158)	(107,841)
Unrealized loss on investment, net of tax	–	–	–	(3,443)	–	–	(3,443)
Pension and other postretirement benefit plans, net of tax	–	–	–	(331,273)	–	65	(331,208)
Comprehensive Income							376,873
Dividends	–	–	(280,455)	–	–	(9,297)	(289,752)
Share repurchases	–	–	–	–	447,233	–	(447,233)
Employee stock plans, net of tax benefit	–	(114,037)	–	–	(149,319)	–	35,282
Other	–	–	–	–	–	(61)	(61)
Balance at December 31, 2008	411,709	55,150	6,070,793	(444,022)	4,811,294	70,535	1,352,871
Net income	–	–	730,502		–	19,259	749,761
Other comprehensive loss:							
Foreign currency translation adjustment	–	–	–	43,023	–	3,596	46,619
Unrealized gain on investment, net of tax	–	–	–	1,655	–	–	1,655
Pension and other postretirement benefit plans, net of tax	–	–	–	56,327	–	(96)	56,231
Comprehensive Income							854,266
Dividends	–	–	(278,682)	–	–	(9,162)	(287,844)
Employee stock plans, net of tax benefit	–	(50,025)	–	–	(62,151)	–	12,126
Other	–	–	–	–	–	(2,242)	(2,242)
Balance at December 31, 2009	$411,709	$ 5,125	$6,522,613	$(343,017)	$4,749,143	$81,890	$ 1,929,177

See accompanying notes.

1. ACCOUNTING POLICIES

NATURE OF OPERATIONS. We are a leading global information services provider serving the financial services, education and business information markets with information products and services. Other markets include energy; automotive; construction; aerospace and defense; broadcasting; and marketing information services. The operations consist of three business segments: McGraw-Hill Education, Financial Services and Information & Media.

The McGraw-Hill Education segment is one of the premier global educational publishers. This segment consists of two operating groups: the School Education Group ("SEG"), serving the elementary and high school ("el-hi") markets, and the Higher Education, Professional and International ("HPI") Group, serving the college, professional, international and adult education markets.

The Financial Services segment operates under the Standard & Poor's brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. The segment consists of two operating groups: Credit Market Services and Investment Services. Credit Market Services provides independent global credit ratings, credit risk evaluations, and ratings-related information and products. Investment Services provides comprehensive value-added financial data, information, indices and research.

The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis; and consists of two operating groups, the Business-to-Business Group (including such brands as J.D. Power and Associates, McGraw-Hill Construction, Platts and *Aviation Week*) and the Broadcasting Group, which operates nine television stations, four ABC affiliated and five Azteca America affiliated stations.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of all subsidiaries and our share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include ordinary bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of money market funds with unrestricted daily liquidity and fixed term time deposits. Such investments and bank deposits are stated at cost, which approximates market value and were $1.2 billion and $471.7 million at December 31, 2009 and 2008, respectively. These investments are not subject to significant market risk.

SHORT-TERM INVESTMENTS. Short-term investments are securities with original maturities greater than 90 days that are available for use in our operations in the next twelve months. The short-term investments, primarily consisting of certificates of deposit, are classified as held-to-maturity and therefore are carried at cost. Interest and dividends are recorded into income when earned.

ACCOUNTS RECEIVABLE. Credit is extended to customers based upon an evaluation of the customer's financial condition. Accounts receivable are recorded at net realizable value.

ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS. The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. A significant estimate in the McGraw-Hill Education segment, and particularly within the HPI Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions.

INVENTORIES. Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserve for inventory obsolescence. In determining this reserve, we consider management's current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand.

PREPUBLICATION COSTS. Prepublication costs, principally external preparation costs, are amortized from the year of publication over their estimated useful lives, one to six years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. We periodically evaluate the amortization methods, rates, remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities. In evaluating recoverability, we consider management's current assessment of the marketplace, industry trends and the projected success of programs.

DEFERRED TECHNOLOGY COSTS. We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the year the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets and are presented net of accumulated amortization. Gross deferred technology costs were $147.8 million and $145.2 million at December 31, 2009 and 2008, respectively. Accumulated amortization of deferred technology costs was $105.5 million and $96.9 million at December 31, 2009 and 2008, respectively.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS (INCLUDING OTHER INTANGIBLE ASSETS). We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets. There were no material impairments of long-lived assets for the years ended December 31, 2009, 2008 and 2007.

GOODWILL AND OTHER INDEFINITE-LIVED INTANGIBLE ASSETS. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2009 and 2008, the carrying value of goodwill and other indefinite lived intangible assets was approximately $1.9 billion in each year. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. In the first step, the estimated fair value of the reporting unit is compared to its carrying value including goodwill. Fair value of the reporting units are estimated using discounted free cash flow ("DCF") analyses and are corroborated using Market Approaches principally the guideline public company method. The DCF analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Free cash flow is discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. In addition, we analyze any difference between the sum of the fair values of the reporting units and our total market capitalization for reasonableness, taking into account certain factors including control premiums. If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the carrying value of the goodwill. The fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge. Significant judgments inherent in this analysis include estimating the amount of and timing of future cash flows and the selection of appropriate discount rates and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and for some of the reporting units could result in an impairment charge, which could be material to our financial position and results of operations.

We evaluate the recoverability of indefinite lived intangible assets by comparing the estimated fair value of the intangible asset to its carrying value. The fair value of the J.D. Power and Associates trade name is estimated using the Income Approach. The fair values of our FCC licenses are estimated using the Greenfield Approach. If the indefinite life intangible asset carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Significant judgments inherent in these analyses include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rates, broadcast market shares and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each indefinite life intangible asset and could result in an impairment charge, which could be material to our financial position and results of operations.

We performed our impairment assessment of goodwill and indefinite lived intangible assets and concluded that no impairment existed for the years ended December 31, 2009, 2008 and 2007.

FOREIGN CURRENCY TRANSLATION. We have operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the Parent Company, the U.S. dollar is the functional currency. For local currency operations, assets and liabilities are translated into U.S. dollars using end of period exchange rates, and revenue and expenses are translated into U.S.

dollars using weighted-average exchange rates. Foreign currency translation adjustments are accumulated in a separate component of equity.

REVENUE RECOGNITION. Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis that relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.

During the first quarter of 2009, J.D. Power and Associates began transitioning a number of syndicated studies to an online service platform. This resulted in $11.4 million of revenue and $7.1 million of operating profit that would have been recognized in 2009 to be deferred and will be recognized over the service period.

Product revenue consists of the educational and information products, primarily books, magazine circulations and syndicated study products of the McGraw-Hill Education and Information & Media segments. Service revenue consists of the Financial Services segment, the service assessment contracts of the McGraw-Hill Education segment and information-related services and advertising of the Information & Media segment.

SHIPPING AND HANDLING COSTS. All amounts billed to customers in a sales transaction for shipping and handling are classified as revenue.

DEPRECIATION. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives: buildings and improvements – 15 to 40 years; equipment and furniture – two to 10 years. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases.

ADVERTISING EXPENSE. The cost of advertising is expensed as incurred. We incurred $54.1 million, $67.3 million and $80.8 million in advertising costs in 2009, 2008 and 2007, respectively.

STOCK-BASED COMPENSATION. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Stock-based compensation is classified as both operating expense and selling and general expense on the consolidated statement of income.

INCOME TAXES. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized in interest expense and operating expense, respectively.

Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

We file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on our assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that examinations will be settled prior to December 31, 2010. If any of these tax audit settlements do occur within that period we would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between us and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, our opinion is that any assessments resulting from the current audits will not have a material effect on our consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS. In October 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Update ("FASB ASU") No. 09-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)" ("FASB ASU 09-13"). FASB ASU 09-13 updates the existing multiple-element arrangement guidance currently in FASB ASC 605-25 ("Revenue Recognition-Multiple-Element-Arrangements"). This new guidance eliminates the requirement that all undelivered elements have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to the items that have already been delivered. Further, companies will be required to allocate revenue in arrangements involving multiple deliverables based on estimated selling price of each deliverable, even though such deliverables are not sold separately by either the company itself or other vendors. This new guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised guidance will be effective for the fiscal year ending December 31, 2011. We are currently evaluating the impact FASB ASU 09-13 will have on our consolidated financial statements.

In December 2008, the FASB issued FASB Accounting Standards Codification 715-20-65-2, "Compensation-Retirement Benefits" ("FASB ASC 715-20-65-2"). FASB ASC 715-20-65-2 provides guidance on an employer's disclosure about plan assets of a defined benefit pension or other postretirement plan. We adopted FASB ASC 715-20-65-2 on December 31, 2009 and the initial adoption did not have a material impact on our consolidated financial statements.

In the third quarter of 2009, we adopted the FASB ASC 105, "Generally Accepted Accounting Principles" ("FASB ASC 105"). FASB ASC 105 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied to nongovernmental entities in preparation of financial statements in conformity with Generally Accepted Accounting Principles. The adoption did not have a material impact on our consolidated financial statements.

In the second quarter of 2009, we adopted FASB ASC 855, "Subsequent Events" ("FASB ASC 855"). FASB ASC 855 sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. We have evaluated subsequent events through February 24, 2010, which represents the date the financial statements are issued. The adoption did not have a material impact on our consolidated financial statements.

Effective January 1, 2009, we adopted FASB ASC 810-10-65-1, "Consolidation" ("FASB ASC 810-10-65-1"), which establishes accounting and reporting standards for any noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FASB ASC 810-10-65-1 clarifies that a noncontrolling interest in a subsidiary should be reported as a component of equity in the consolidated financial statements and requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. Accordingly, certain amounts in prior year periods presented have been reclassified to reflect the adoption of FASB ASC 810-10-65-1.

RECLASSIFICATION. Certain prior year amounts have been reclassified for comparability purposes.

2. ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS. In 2009, we did not make any acquisitions. In 2008, we paid $48.3 million for the acquisition of several businesses and for purchase price adjustments from our prior years' acquisitions. In 2007, we paid $86.7 million for the acquisition of several businesses and for purchase price adjustments from our prior years' acquisitions. All of these acquisitions were accounted for under the purchase method. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill and other intangibles. Intangible assets recorded for all current transactions are amortized using the straight-line method for periods not exceeding 18 years.

NON-CASH INVESTING ACTIVITIES. Liabilities assumed in conjunction with the acquisition of businesses are as follows:

(in millions)	2009	2008	2007
Fair value of assets acquired	$ –	$50.8	$102.5
Cash paid (net of cash acquired)	–	48.3	86.7
Liabilities assumed	$ –	$ 2.5	$ 15.8

All of these acquisitions are immaterial to us individually and in the aggregate.

DISPOSITIONS. In May 2009, we sold our Vista Research, Inc. business which was part of our Financial Services segment. This business was selected for divestiture as it no longer fit within our strategic plans. This divestiture enables the Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolio services. We recognized a pre-tax loss of $13.8 million ($8.8 million after-tax or $0.03 per diluted share), recorded as other (loss)/income – net.

In December 2009, we sold *BusinessWeek* which was part of our Information & Media segment. This business was selected for divestiture as it no longer fit within our strategic plans. We recognized a pre-tax gain of $10.5 million ($6.7 million after tax or $0.02 per diluted share).

In 2008, we did not make any dispositions.

In 2007, we sold our mutual fund data business which was part of the Financial Services segment. This business was selected for divestiture as it no longer fit within our strategic plans. The divestiture of the mutual fund data business enables the Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolios services. We recognized a pre-tax gain of $17.3 million ($10.3 million after-tax, or $0.03 per diluted share).

In 2007, all dispositions including the sale of the mutual fund data business were immaterial to us individually and in the aggregate.

3. DEBT AND OTHER COMMITMENTS

A summary of short-term and long-term debt outstanding as of December 31, is as follows:

(in millions)	2009	2008
5.375% Senior Notes, due 2012[(a)]	$ 399.8	$ 399.7
5.900% Senior Notes, due 2017[(b)]	399.3	399.1
6.550% Senior Notes, due 2037[(c)]	398.5	398.5
Commercial paper	0.0	70.0
Notes payable	0.2	0.3
Total debt	1,197.8	1,267.6
Less: Short-term debt including current maturities	0.0	70.0
Long-term debt	$1,197.8	$1,197.6

SENIOR NOTES

(a) As of December 31, 2009, we had outstanding $399.8 million of 2012 senior notes consisting of $400 million principal and an unamortized debt discount of $0.2 million. The 2012 senior notes, when issued in November 2007, were priced at 99.911% with a yield of 5.399%. Interest payments are due semiannually on February 15 and August 15.

(b) As of December 31, 2009, the Company had outstanding $399.3 million of 2017 senior notes consisting of $400 million principal and an unamortized debt discount of $0.7 million. The 2017 senior notes, when issued in November 2007, were priced at 99.76% with a yield of 5.933%. Interest payments are due semiannually on April 15 and October 15.

(c) As of December 31, 2009, the Company had outstanding $398.5 million of 2037 senior notes consisting of $400 million principal and an unamortized debt discount of $1.5 million. The 2037 senior notes, when issued in November 2007, were priced at 99.605% with a yield of 6.580%. Interest payments are due semiannually on May 15 and November 15.

AVAILABLE FINANCING. The size of our total commercial paper program remains $1.2 billion and is supported by the revolving credit agreement described below. There were no commercial paper borrowings outstanding at December 31, 2009. Commercial paper borrowings outstanding at December 31, 2008 totaled $70.0 million, with an average interest rate and average term of 1.4% and 29 days.

On September 12, 2008 we closed on two new revolving credit facility agreements totaling $1.15 billion collectively (the "2008 credit facility") to replace the existing $1.2 billion five-year credit facility that expired on July 20, 2009. The 2008 credit facility was with a syndicate of 14 banks led by JP Morgan Chase and Bank of America. The previous credit facility was cancelled once the 2008 facility became effective.

On August 14, 2009 we entered into a new $433.3 million 364-day revolving credit facility (the "new 364-day facility") which replaces our existing $383.3 million 364-day credit agreement entered into on September 12, 2008. The previous credit facility was cancelled after the new 364-day facility became effective.

The combined credit facility now totals $1.2 billion and consists of two separate tranches, a $433.3 million 364-day facility that will terminate on August 13, 2010 and a $766.7 million 3-year facility that will terminate on September 12, 2011. We pay a commitment fee of 12.5–37.5 basis points for the new 364-day facility and a commitment fee of 10–20 basis points for the 3-year facility, depending upon our credit rating, whether or not amounts have been borrowed. At our current credit rating, the commitment fee is 15 basis points for the new 364-day facility and 12.5 basis points for the 3-year facility. The interest rate on borrowings under the credit facility is, at our option, based on (i) a spread over the prevailing London Inter-Bank Offer Rate ("LIBOR") that is based on our credit rating ("LIBOR loans") or (ii) on the higher of (a) the prime rate, which is the rate of interest publicly announced by the administrative agent (b) 0.5% plus the Federal funds rate, or (c) LIBOR plus 1% ("ABR loans"). The interest rate spread on LIBOR loans is calculated by multiplying the current 30 business day average of the CDX 5-year investment grade index by a percentage, ranging from 75–150% for the new 364-day facility and from 50–100% for the 3-year facility. At our current credit rating, the borrowing rate would be 75% of this index on the new 364-day facility and 50% on the 3-year facility, with a minimum spread of 0.75% on the new 364-day facility and 0.5% on the 3-year facility.

We have the option at the termination of the new 364-day facility to convert any revolving loans outstanding into term loans for an additional year. Term loans can be LIBOR loans or ABR loans and would carry an additional spread of 1.0%.

The credit facility contains certain covenants. The only financial covenant requires that we not exceed indebtedness to cash flow ratio, as defined in the new credit facility, of 4 to 1. This covenant is similar to the previous credit agreements and has never been exceeded. There were no borrowings under either of the facilities as of December 31, 2009 and 2008.

We have the capacity to issue Extendible Commercial Notes ("ECN"s) of up to $240 million, provided that sufficient investor demand for the ECNs exists. ECNs replicate commercial paper, except that we have an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to our commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECN borrowings outstanding as of December 31, 2009 and 2008. In the current credit environment, the ECN market is not available and we have no plans to utilize this market.

On April 19, 2007, we signed a promissory note with one of our providers of banking services to enable us to borrow additional funds, on an uncommitted basis, from time to time to supplement our commercial paper and ECN borrowings. The specific terms (principal, interest rate and maturity date) of each borrowing governed by this promissory note are determined on the borrowing date of each loan. These borrowings have no financial covenants. There were no promissory note borrowings outstanding as of December 31, 2009 and 2008. In the current credit environment, the market for these instruments is currently not available and we have no plans to utilize them in the short-term.

On January 1, 2009, we transferred most of Standard & Poor's U.S. properties and assets from a division to a newly-formed, wholly-owned subsidiary. This action was done to address future operational and financial conditions, and will not affect the ongoing conduct of Standard & Poor's businesses, including the credit ratings business.

In conjunction with this reorganization, a series of supplemental agreements were executed. They include a supplemental indenture for our $1.2 billion senior notes (three tranches of $400 million due in 2012, 2017 and 2037), amendments to our $1.15 billion Credit Agreement (including both the 2008 364-day (terminated on August 14, 2009) and the 3-year agreements), amendments to the commercial paper issuing and paying agency agreement (with JP Morgan) and amended and restated commercial paper dealer agreements (with JP Morgan, Morgan Stanley and Merrill Lynch). The 2008 364-day facility was terminated after the 2009 364-day facility became effective in August 2009. The 2009 364-day facility, which brought the total credit facility amount to $1.2 billion, also included a guarantee similar to those in the supplemental agreement. All of these agreements and amendments provide that the new S&P subsidiary will guarantee the senior notes issued pursuant to the indenture, amounts borrowed under the credit agreement and the commercial paper.

Long-term debt was $1,197.8 million and $1,197.6 million as of December 31, 2009 and 2008, respectively. The carrying amount of our borrowings approximates fair value at December 31, 2009. We paid interest on our debt totaling $71.4 million in 2009, $71.9 million in 2008 and $44.1 million in 2007.

Aggregate requirements for long-term debt maturities during the next five years are as follows: 2010 through 2011 no amounts due; 2012 – $400.0 million; 2013 through 2014 – no amounts due.

As of December 31, 2009, the Company's unconditional purchase obligations payments are as follows:

(in millions)	2010	2011	2012	2013	2014	Thereafter
	$38.4	$24.3	$5.8	$1.9	$0.0	$0.0

4. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

We have three reportable segments: McGraw-Hill Education, Financial Services and Information & Media. The McGraw-Hill Education segment is one of the premier global educational publishers serving the elementary and high school ("el-hi"), college and university, professional, international and adult education markets. During 2009, 2008 and 2007, the segment incurred pre-tax restructuring charges that reduced operating profit by $14.0 million, $25.3 million and $16.3 million, respectively. Additionally, in 2009 we revised our estimate for previously recorded restructuring charges and reversed $2.4 million for the segment (see Note 14). Included in 2007 operating profit is a $4.1 million gain resulting from a divestiture of a product line in July 2007.

The Financial Services segment operates under the Standard & Poor's brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. During 2009, 2008 and 2007, the segment incurred pre-tax restructuring charges that reduced operating profit by $4.5 million, $25.9 million and $18.8 million, respectively. Additionally, in 2009 we revised our estimate for previously recorded restructuring charges and reversed $4.9 million for the segment (see Note 14). Included in 2009 operating profit is a pre-tax loss of $13.8 million resulting from the sale of our Vista Research, Inc. business. Included in 2007 operating profit is a pre-tax gain of $17.3 million from the sale of our mutual fund data business.

The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis. During 2009, 2008 and 2007, the segment incurred pre-tax restructuring charges that reduced operating profit by $5.8 million, $19.2 million and $6.7 million, respectively. Additionally, in 2009 we revised our estimate for previously recorded restructuring charges and reversed $1.8 million for the segment (see Note 14). Included in 2009 operating profit is a pre-tax gain of $10.5 million related to the divestiture of *BusinessWeek*. The results of 2009 reflect a deferral of $11.4 million of revenue and $7.1 million of operating profit related to the transitioning of a number of syndicated studies to an online service platform, which will be recognized over the service period.

In 2008, as a result of a reduction in the change in the projected payout of restricted performance stock awards and reductions in other incentive compensation projections, we recorded a decrease in incentive compensation as follows: McGraw-Hill Education, $29.3 million; Financial Services, $166.0 million; Information & Media, $22.6 million and Corporate, $55.8 million. In 2009, we further reduced the projected payout of our restricted performance stock awards, although to a much lesser extent than 2008.

Information as to the operations of our three segments is set forth below based on the nature of the products and services offered. The Executive Committee, consisting of our principal corporate executives, is our chief operating decision-maker and evaluates performance based primarily on operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.

The adjustments to operating profit listed below relate to the operating results of the corporate entity, which is not considered an operating segment and includes corporate expenses of $127.0 million, $109.1 million and $159.8 million, and net interest expense of $76.9 million, $75.6 million and $40.6 million, for the years ended December 31, 2009, 2008 and 2007, respectively. Pre-tax restructuring charges impacted corporate expenses by $3.0 million and $1.9 million, for the years ended December 31, 2008 and 2007, respectively. Corporate assets consist principally of cash and equivalents, assets for pension benefits, deferred income taxes and leasehold improvements related to subleased areas.

Foreign revenue and long-lived assets include operations in approximately 40 countries. We do not have operations in any foreign country that represent more than 5% of our consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated.

Segment information for the years ended December 31, 2009, 2008 and 2007 is as follows:

(in millions)	McGraw-Hill Education	Financial Services	Information & Media	Segment Totals	Adjustments	Consolidated Total
2009						
Revenue	**$2,387.8**	**$2,610.1**	**$ 953.9**[a]	**$5,951.8**	**$ –**	**$5,951.8**
Operating profit	**276.0**	**1,014.1**	**92.7**[a]	**1,382.8**	**(203.9)**	**1,178.9**
Stock-based compensation	**4.3**	**6.5**	**3.1**	**13.9**	**8.4**	**22.3**
Depreciation and amortization[c]	**349.0**	**53.8**	**26.7**	**429.5**	**6.5**	**436.0**
Assets	**2,582.2**	**1,249.0**	**846.2**	**4,677.4**	**1,797.9**	**6,475.3**
Capital expenditures[d]	**203.2**	**31.5**	**8.8**	**243.5**	**2.0**	**245.5**
Technology project additions	**11.4**	**11.9**	**–**	**23.3**	**0.5**	**23.8**
2008						
Revenue	$2,638.9	$2,654.3	$1,061.9	$6,355.1	$ –	$6,355.1
Operating profit	321.4	1,070.4	92.0	1,483.8	(184.7)	1,299.1*
Stock-based compensation[b]	(1.6)	(1.9)	(0.5)	(4.0)	2.1	(1.9)
Depreciation and amortization[c]	351.0	60.2	31.1	442.3	6.5	448.8
Assets	2,859.4	1,247.6	926.9	5,033.9	1,046.2	6,080.1
Capital expenditures[d]	298.7	38.8	18.4	355.9	4.1	360.0
Technology project additions	7.2	10.9	7.3	25.4	–	25.4
2007						
Revenue	$2,705.9	$3,046.2	$1,020.2	$6,772.3	$ –	$6,772.3
Operating profit	403.1	1,370.2	63.5	1,836.8	(200.4)	1,636.4*
Stock-based compensation	27.7	44.2	22.1	94.0	30.7	124.7
Depreciation and amortization[c]	310.3	50.9	33.2	394.4	6.8	401.2
Assets	2,996.0	1,306.4	953.1	5,255.5	1,135.9	6,391.4
Capital expenditures[d]	434.5	62.1	29.6	526.2	2.4	528.6
Technology project additions	5.2	7.1	0.7	13.0	3.7	16.7

* Income before taxes on income

(a) The results of 2009 reflect a deferral of $11.4 million of revenue and $7.1 million of operating profit related to the transitioning of a number of syndicated studies to an online service platform, which will be recognized over the service period.

(b) In 2008, the Company reduced its projected payout percentage for restricted performance stock awards (see Note 8).

(c) Includes amortization of intangible assets and prepublication costs.

(d) Includes purchase of property and equipment and investments in prepublication costs.

The following is a schedule of revenue and long-lived assets by geographic location:

(in millions)	2009		2008		2007	
	Revenue	Long-lived Assets	Revenue	Long-lived Assets	Revenue	Long-lived Assets
United States	$4,226.4	$2,881.5	$4,579.4	$3,107.7	$5,008.5	$3,175.8
European region	963.7	220.4	1,020.5	220.5	1,030.9	246.3
Asia	467.8	133.2	438.8	117.9	426.1	126.8
Rest of world	293.9	77.1	316.4	70.2	306.8	74.4
Total	$5,951.8	$3,312.2	$6,355.1	$3,516.3	$6,772.3	$3,623.3

5. TAXES ON INCOME

Income before taxes on income resulted from domestic and foreign operations as follows:

(in millions)	2009	2008	2007
Domestic operations	$ 878.5	$ 981.0	$1,349.3
Foreign operations	300.4	318.1	287.0
Total income before taxes	$1,178.9	$1,299.1	$1,636.3

The provision/(benefit) for taxes on income consists of the following:

(in millions)	2009	2008	2007
Federal:			
Current	$281.0	$319.6	$455.7
Deferred	(17.5)	1.8	(59.7)
Total federal	263.5	321.4	396.0
Foreign:			
Current	101.6	77.8	96.8
Deferred	6.6	3.8	8.1
Total foreign	108.2	81.6	104.9
State and local:			
Current	46.0	78.7	122.3
Deferred	11.4	(2.0)	(14.2)
Total state and local	57.4	76.7	108.1
Total provision for taxes	$429.1	$479.7	$609.0

A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate for financial reporting purposes follows:

	2009	2008	2007
U.S. statutory rate	35.0%	35.0%	35.0%
Effect of state and local income taxes	3.9	4.2	4.4
Other – net	(2.5)	(2.3)	(2.2)
Effective tax rate	36.4%	36.9%	37.2%

The effective tax rates include the impact of a new accounting rule adopted on January 1, 2009 for noncontrolling interests in subsidiaries (see Note 1 to our consolidated financial statements), which resulted in a change to the calculated effective tax rates for 2008 and 2007.

The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31, are as follows:

(in millions)	2009	2008
Deferred tax assets:		
Reserves and accruals	$ 329.4	$ 349.6
Postretirement benefits	306.9	343.6
Deferred gain	63.5	68.7
Unearned revenue	4.2	–
Other – net	65.1	78.9
Total deferred tax assets	769.1	840.8
Deferred tax liabilities:		
Fixed assets and intangible assets	(367.4)	(380.7)
Prepaid pension and other expenses	(90.2)	(76.5)
Unearned revenue	–	(4.1)
Total deferred tax liabilities	(457.6)	(461.3)
Net deferred income tax asset before valuation allowance	311.5	379.5
Valuation allowance	(19.0)	(18.0)
Net deferred income tax asset	$ 292.5	$ 361.5
Reported as:		
Current deferred tax assets	$ 278.4	$ 285.4
Non-current deferred tax assets	24.1	79.5
Non-current deferred tax liabilities	(10.0)	(3.4)
Net deferred income tax asset	$ 292.5	$ 361.5

We record valuation allowances against deferred income tax assets when we determine that it is more likely than not based upon all the available evidence that such deferred income tax assets will not be realized. The valuation allowance is primarily related to operating losses from certain foreign operations.

We have not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings that are indefinitely reinvested in foreign operations amounted to approximately $449.2 million at December 31, 2009. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.

We made net income tax payments totaling $415.6 million in 2009, $466.1 million in 2008 and $635.4 million in 2007. At December 31, 2009, we had federal net operating loss carryforwards of approximately $11.2 million which will expire between 2017 and 2026, and the utilization of these losses will be subject to limitations.

On January 1, 2007, we implemented new accounting rules for unrecognized tax benefits. The total amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2009 and 2008 was $37.8 million and $27.7 million, respectively, exclusive of interest and penalties. Included in the balance at December 31, 2009 and 2008, are $0.7 million and $2.2 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. We recognize accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to the unrecognized tax benefits, as of December 31, 2009 and 2008, we had $8.7 million and $13.5 million, respectively, of accrued interest and penalties associated with uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2009	2008	2007
Balance at beginning of year	$ 27.7	$ 45.8	$ 75.1
Additions based on tax positions related to the current year	9.5	8.5	12.0
Additions for tax positions of prior years	16.1	1.3	1.5
Reductions for tax positions of prior years	(15.5)	(27.9)	(42.8)
Balance at end of year	$ 37.8	$ 27.7	$ 45.8

The net increase of $10.1 million in 2009 is the amount of unrecognized tax benefits that unfavorably impacted tax expense. The unfavorable impact to the tax provision was offset by the favorable outcome of the completed federal, state, local and foreign tax audits.

During 2009, we effectively completed the U.S. federal tax audit for 2008. The years 2007 and 2008 remain open pending the appeal of certain unresolved issues. In 2009, we also completed various state and foreign tax audits and, with few exceptions, we are no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2002. The favorable impact to tax expense in 2009 was $8.7 million.

During 2008, we completed various federal, state and local, and foreign tax audits. The net decrease of $18.1 million in the amount of unrecognized tax benefits favorably impacted tax expense by $15.9 million. The remaining net decrease was attributable to tax positions that were either timing related or settled. This favorable impact to the tax provision was offset by additional requirements for the repatriation of cash from international operations.

During 2007, we completed various federal, state and local, and foreign tax audits. The favorable impact to tax expense in 2007 was $20.0 million which was offset by additional tax requirements for the repatriation of cash from foreign operations.

We file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that tax examinations will be settled prior to December 31, 2010. If any of these tax audit settlements do occur within that period, we would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between us and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material effect on our consolidated financial statements.

We do not expect our 2010 effective tax rate to vary significantly from our 2009 effective tax rate.

Although the timing of income tax audit resolution and negotiations with taxing authorities are highly uncertain, we do not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months.

6. RENTAL EXPENSE AND LEASE OBLIGATIONS

Rental expense for property and equipment under all operating lease agreements is as follows:

(in millions)	2009	2008	2007
Gross rental expense	**$236.8**	$241.0	$228.2
Less: sublease revenue	**(2.1)**	(2.4)	(5.5)
Less: Rock-McGraw rent credit	**(18.4)**	(18.4)	(17.6)
Net rental expense	**$216.3**	$220.2	$205.1

We are committed under lease arrangements covering property, computer systems and office equipment. Leasehold improvements are amortized straight-line over the shorter of their economic lives or their lease term. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services. Rent escalation fees are recognized straight-line over the lease term.

Minimum rental commitments, including rent payments on the sale-leaseback described in Note 13 to the consolidated financial statements, under existing non-cancelable leases with a remaining term of more than one year, are shown in the following table. The annual rental commitments for real estate are reduced by $2.4 million in 2010, $2.1 million in 2011, $1.3 million in 2012, $1.0 million in 2013 and $0.8 million in 2014 for sublease income.

(in millions)	
2010	$ 183.4
2011	167.9
2012	149.4
2013	136.4
2014	130.1
2015 and beyond	695.3
Total	$1,462.5

7. EQUITY

CAPITAL STOCK. Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued.

In 2009, dividends were paid at the quarterly rate of $0.225 per common share. Dividends were paid at an annualized rate of $0.90, $0.88 and $0.82 per common share in 2009, 2008 and 2007, respectively. Total dividends paid in 2009, 2008 and 2007 were $281.6 million, $280.5 million and $277.7 million, respectively. On January 20, 2010, the Board of Directors approved an increase in the dividends for 2010 to a quarterly rate of $0.235 per common share.

STOCK REPURCHASES. On January 24, 2006, the Board of Directors approved a stock repurchase program (the "2006 program") authorizing the purchase of up to 45.0 million shares, which was approximately 12.1% of our total outstanding common stock at that time. At December 31, 2006, authorization for the repurchase of 20.0 million shares remained under the 2006 program.

On January 31, 2007, the Board of Directors approved a new stock repurchase program (the "2007 program") authorizing the repurchase of up to 45.0 million additional shares, which was approximately 12.7% of our total outstanding common stock at that time. During 2007, we repurchased 37.0 million shares, which included the remaining 20.0 million shares under the 2006 program, for $2.2 billion at an average price of $59.80. At December 31, 2007, authorization for the repurchase of 28.0 million shares remained under the 2007 program.

During 2008, we repurchased 10.9 million shares under the 2007 program, for $0.4 billion at an average price of $41.03. At December 31, 2008, authorization for the repurchase of 17.1 million shares remained under the 2007 program.

During 2009, no shares were repurchased.

Share repurchases for the years ended December 31, are as follows:

(in millions, except average price)	2009	2008	2007
Shares repurchased	**–**	10.9	37.0
Average price	**$ –**	$41.03	$ 59.80
Amount	**$ –**	$447.2	$2,212.7

Shares repurchased were used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. In any period, cash used in financing activities related to common stock repurchased may differ from the comparable change in equity, reflecting timing differences between the recognition of share repurchase transactions and their settlement for cash.

ACCUMULATED OTHER COMPREHENSIVE LOSS. Accumulated other comprehensive loss at December 31, consists of the following:

(in thousands)	2009	2008	2007
Foreign currency translation adjustments	**$ (61,734)**	$(104,757)	$ (8,074)
Unrealized gain on investment, net of tax	**1,959**	304	3,747
Pension and other postretirement plans, net of tax	**(283,242)**	(339,569)	(8,296)
Total accumulated other comprehensive loss	**$(343,017)**	$(444,022)	$(12,623)

8. STOCK PLAN AWARDS

We have a Director Deferred Stock Ownership Plan and three employee stock ownership plans: the 1987, 1993 and 2002 Employee Stock Incentive Plans.

DIRECTOR DEFERRED STOCK OWNERSHIP PLAN – Under this Plan, common stock reserved may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors' annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to us other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.

1987 AND 1993 EMPLOYEE STOCK INCENTIVE PLANS – These plans provided for the granting of incentive stock options, nonqualified stock options, stock appreciation rights ("SARs"), restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards. No further awards may be granted under these Plans; although awards granted prior to the adoption of the 2002 Plan, as amended, remain outstanding under these Plans in accordance with their terms.

2002 EMPLOYEE STOCK INCENTIVE PLAN AS AMENDED IN 2004 (THE "2002 PLAN") – The 2002 Plan permits the granting of nonqualified stock options, SARs, performance stock, restricted stock, and other stock-based awards. Shares subject to awards other than stock options or SARS count against the pool as three shares for every one share granted.

The number of common shares reserved for issuance at December 31, are as follows:

(in thousands)	2009	2008
Shares available for granting under the 2002 Plan	18,956	20,526
Options outstanding	31,406	32,469
Shares reserved for issuance for employee stock plan awards	50,362	52,995
Director Deferred Stock Ownership Plan	536	556
Total shares reserved for issuance	50,898	53,551

We issue treasury shares upon exercise of stock options and the issuance of restricted stock and unit awards. To offset the dilutive effect of the exercise of employee stock options, we periodically repurchase shares.

STOCK OPTIONS

Stock options, which may not be granted at a price less than the fair market value of our common stock on the date of grant, vest over a two year service period in equal annual installments and have a maximum term of 10 years.

We receive a tax deduction for certain stock option exercises during the period in which the options are exercised, generally for the excess of the quoted market value of the stock at the time of the exercise of the options over the exercise price of the options. The actual income tax benefit realized from stock option exercises for the years ended December 31, is as follows:

(in millions)	2009	2008	2007
Income tax benefit realized from stock option exercises	$ 2.0	$ 7.0	$ 56.6
Net cash proceeds from the exercise of stock options	$25.2	$41.4	$146.9

For the years ended December 31, 2009, 2008 and 2007, $0.3 million, $4.0 million and $35.8 million, respectively, of excess tax benefits from stock options exercised are reported in cash flows from financing activities.

We use a lattice-based option-pricing model to estimate the fair value of options granted. The following assumptions were used in valuing the options granted during the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Risk-free average interest rate	0.4–4.1%	1.4–4.4%	3.6–6.3%
Dividend yield	3.3–3.7%	2.0–3.4%	1.2–1.7%
Volatility	33–75%	21–59%	14–22%
Expected life (years)	5.6–6.0	6.7–7.0	7.0–7.2
Weighted-average grant-date fair value	$5.78	$9.77	$15.80

Because lattice-based option-pricing models incorporate ranges of assumptions, those ranges are disclosed. These assumptions are based on multiple factors, including historical exercise patterns, post-vesting termination rates, expected future exercise patterns and the expected volatility of our stock price. The risk-free interest rate is the imputed forward rate based on the U.S. Treasury yield at the date of grant. We use the historical volatility of our stock price over the expected term of the options to estimate the expected volatility. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding.

Stock option compensation costs are recognized from the date of grant, utilizing a two-year graded vesting method. Under this method, fifty percent of the costs are ratably recognized over the first twelve months with the remaining costs ratably recognized over a twenty-four month period starting from the date of grant. At December 31, 2009, there was $8.6 million of unrecognized compensation costs related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.0 year.

The total intrinsic value (market value on date of exercise less exercise price) of options exercised during 2009, 2008 and 2007 totaled $5.0 million, $17.4 million and $139.7 million, respectively. The total fair value of options vested during 2009, 2008 and 2007 totaled $25.3 million, $27.3 million and $42.3 million, respectively. The aggregate intrinsic values of stock options outstanding and exercisable at December 31, 2009 were $59.7 million and $30.7 million, respectively. The weighted-average remaining years of contractual life for options outstanding and exercisable at December 31, 2009 were 5 years and 4 years respectively.

Stock option activity for the year ended December 31, 2009 is as follows:

(in thousands of shares)	Shares	Weighted-average exercise price
Options outstanding at December 31, 2008	32,469	$39.89
Granted	2,955	$23.13
Exercised	(943)	$26.68
Cancelled, forfeited and expired	(3,075)	$38.16
Options outstanding at December 31, 2009	**31,406**	**$38.88**
Options exercisable at December 31, 2009	**27,341**	**$40.50**

Nonvested stock option activity for the year ended December 31, 2009 is as follows:

(in thousands of shares)	Shares	Weighted-average grant-date fair value
Nonvested options outstanding at December 31, 2008	3,683	$11.09
Granted	2,955	$ 5.78
Vested	(2,167)	$11.60
Forfeited	(406)	$ 8.88
Nonvested options outstanding at December 31, 2009	**4,065**	**$ 7.03**

RESTRICTED STOCK AND UNIT AWARDS

Restricted stock and unit awards (performance and non-performance) have been granted under the 2002 Plan. Restricted stock and unit performance awards will vest only if we achieve certain financial goals over the performance period. Restricted stock non-performance awards have various vesting periods (generally three years), with vesting beginning on the first anniversary of the awards.

Recipients of restricted stock and unit awards are not required to provide consideration to us other than rendering service.

The stock-based compensation expense for restricted stock and unit awards is determined based on the market price of our stock at the grant date of the award applied to the total number of awards that are anticipated to fully vest. For restricted stock and unit performance awards, adjustments are made to expense dependent upon financial goals achieved. At December 31, 2009, there was unrecognized stock-based compensation of $30.1 million related to restricted stock and unit awards, which is expected to be recognized over a weighted-average period of 2.3 years.

The weighted-average grant-date fair values of restricted stock and unit awards granted during 2009, 2008 and 2007 were $31.05, $39.37 and $56.12, respectively. The total fair value of restricted stock and unit awards vested during 2009, 2008 and 2007 totaled $81.9 million, $29.4 million and $28.5 million, respectively. The tax (expense)/benefit relating to restricted stock award activity during 2009, 2008 and 2007 was $0.7 million, $(11.7) million and $12.1 million, respectively.

Restricted stock and unit activity for the year ended December 31, 2009 is as follows:

Non-performance Awards (in thousands of shares)	Shares	Weighted-average grant-date fair value
Nonvested shares at December 31, 2008	21	$44.66
Granted	65	$22.64
Vested	(9)	$48.39
Forfeited	(2)	$52.01
Nonvested shares at December 31, 2009	75	**$26.01**

Performance Awards (in thousands of shares)	Shares	Weighted-average grant-date fair value
Nonvested shares at December 31, 2008	3,245	$49.79
Granted	2,386	$31.28
Vested	(1,421)	$57.37
Forfeited	(249)	$35.90
Nonvested shares at December 31, 2009	**3,961**	**$36.77**

Stock-based compensation expense and the corresponding tax benefit for the years ended December 31, are as follows:

(in millions)	2009	2008	2007
Stock-based compensation			
Expense/(benefit)	**$22.3**	$(1.9)	$124.7
Tax (expense)/benefit	**$ 8.8**	$(0.8)	$ 50.5

During 2008, we reduced the projected payout percentage of our outstanding restricted performance stock awards.

During 2009, we further reduced the projected payout percentage of our outstanding restricted performance stock awards, although to a much lesser extent than 2008. Accordingly, we recorded adjustments to reduce our stock-based compensation expense for the amount of previously recognized expense in excess of the revised projected payouts. In 2008, the effect of these adjustments resulted in a beneficial impact on total stock-based compensation expense.

9. RETIREMENT PLANS

We have a number of defined benefit pension plans and defined contribution plans covering substantially all employees. Our primary pension plan is a noncontributory plan under which benefits are based on employee career employment compensation. We also have unfunded non-U.S. and supplemental benefit plans. The supplemental benefit plans provide senior management with supplemental retirement, disability and death benefits. Certain supplemental retirement benefits are based on final monthly earnings. In addition, we sponsor voluntary 401(k) plans under which we may match employee contributions up to certain levels of compensation as well as profit-sharing plans under which we contribute a percentage of eligible employees' compensation to the employees' accounts.

We recognize the funded status of our pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The amounts in accumulated other comprehensive income represent net unrecognized actuarial losses and unrecognized prior service costs. These amounts will be subsequently recognized as net periodic pension cost pursuant to our accounting policy for amortizing such amounts.

A summary of the benefit obligation and the fair value of plan assets, as well as the funded status for the defined benefit plans as of December 31, is as follows:

CHANGE IN BENEFIT OBLIGATION

(in millions)	2009	2008
Net benefit obligation at beginning of year	**$1,395.8**	$1,380.8
Service cost	**58.1**	58.3
Interest cost	**86.4**	86.0
Plan participants' contributions	**0.6**	0.9
Actuarial loss/(gain)	**63.6**	(4.8)
Gross benefits paid	**(55.7)**	(70.4)
Foreign currency effect	**15.6**	(55.0)
Other adjustments	**5.0**	–
Net benefit obligation at end of year	**$1,569.4**	$1,395.8

CHANGE IN PLAN ASSETS

(in millions)	2009	2008
Fair value of plan assets at beginning of year	**$ 972.3**	$1,493.9
Actual return on plan assets	**268.1**	(445.0)
Employer contributions	**78.0**	39.3
Plan participants' contributions	**0.6**	0.9
Gross benefits paid	**(55.7)**	(70.4)
Foreign currency effect	**13.7**	(46.4)
Fair value of plan assets at end of year	**1,277.0**	972.3
Funded status	**$ (292.4)**	$ (423.5)

Benefits paid in the above table include only those amounts contributed directly to or paid directly from plan assets.

The funded status of the defined benefit plans includes $78.5 million in non-current assets for pension benefits, $5.0 million in other current liabilities and $365.9 million in liability for pension and other postretirement benefits in the consolidated balance sheet as of December 31, 2009, and $53.0 million in non-current assets for pension benefits, $4.5 million in other current liabilities and $472.0 million in liability for pension and other postretirement benefits in the consolidated balance sheet as of December 31, 2008.

The accumulated benefit obligation as of December 31, for the defined benefit plans is as follows:

(in millions)	2009	2008
Accumulated benefit obligation	**$1,398.7**	$1,235.3

The following table reflects pension plans with an accumulated benefit obligation in excess of the fair value of plan assets as of December 31:

(in millions)	2009	2008
Projected benefit obligation	**$1,288.3**	$1,180.3
Accumulated benefit obligation	**$1,158.1**	$1,055.2
Fair value of plan assets	**$ 930.6**	$ 725.6

The U.S. weighted-average assumptions used to determine the benefit obligations are as follows:

	2009	2008
Discount rate	5.95%	6.10%
Compensation increase factor	5.50%	5.50%

Amounts recognized in accumulated other comprehensive loss, net of tax as of December 31, consist of:

(in millions)	2009	2008
Net actuarial loss	**$281.3**	$343.9
Prior service credit	**(6.6)**	(6.9)
Total recognized in accumulated other comprehensive loss, net of tax	**$274.7**	$337.0

The actuarial loss and prior service credit included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ending December 31, 2010 are $15.1 million and $0.3 million, respectively.

For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average remaining service period of employees expected to receive benefits. For 2009, the assumed return on U.S. plan assets of 8.0% is based on a calculated market-related value of assets, which recognizes changes in market value over five years.

A summary of net periodic benefit cost for our defined benefit plans is as follows:

(in millions)	2009	2008	2007
Service cost	**$ 58.1**	$ 58.3	$ 64.1
Interest cost	**86.4**	86.0	79.9
Expected return on assets	**(105.0)**	(110.1)	(98.9)
Amortization of:			
Transition obligation	**–**	–	0.1
Actuarial loss	**5.5**	3.1	13.6
Prior service (credit) cost	**(0.3)**	(0.4)	(0.3)
Net periodic benefit cost	**$ 44.7**	$ 36.9	$ 58.5

The U.S. weighted-average assumptions used to determine net periodic benefit cost are as follows:

January 1	2009	2008	2007
Discount rate	**6.10%**	6.25%	5.90%
Compensation increase factor	**5.50%**	5.50%	5.50%
Return on assets	**8.00%**	8.00%	8.00%

Our United Kingdom ("U.K.") retirement plan accounted for $6.3 million in 2009, $9.5 million in 2008 and $16.3 million in 2007 of the net periodic benefit cost attributable to the funded plans. The discount rate assumption for our U.K. retirement plan was 5.80%, 5.40% and 4.90% for the years ended December 31, 2009, 2008 and 2007, respectively. The assumed compensation increase factor for the U.K retirement plan was 5.50%, 5.95% and 5.75% for the years ended December 31, 2009, 2008 and 2007, respectively. Additionally, effective January 1, 2010, we changed our discount rate assumption on our U.S. retirement plans to 5.95% from 6.10% in 2009 and changed our discount rate assumption on our U.K. retirement plan to 5.90% from 5.80% in 2009.

Other changes in plan assets and benefit obligations recognized in other comprehensive income/(loss), net of tax for the years ended December 31, are as follows:

(in millions)	2009	2008	2007
Net actuarial (gain)/loss	**$(59.1)**	$324.8	$(58.7)
Recognized actuarial gain	**(3.5)**	(2.1)	(8.5)
Prior service credit	**–**	–	(5.5)
Recognized prior service cost	**0.3**	0.3	0.3
Recognized transition obligation	**–**	–	(0.1)
Total recognized in other comprehensive loss, net of tax	**$(62.3)**	$323.0	$(72.5)

The total cost for our retirement plans was $140.6 million for 2009, $146.5 million for 2008 and $168.1 million for 2007. Included in the total retirement plans cost are defined contribution plans cost of $82.9 million for 2009, $95.9 million for 2008 and $96.8 million for 2007.

Information about the expected cash flows for all of the defined benefit plans combined is as follows:

EXPECTED EMPLOYER CONTRIBUTIONS

(in millions)	
2010	$30.3

EXPECTED BENEFIT PAYMENTS

(in millions)	
2010	$ 59.9
2011	62.7
2012	65.7
2013	69.1
2014	75.7
2015–2019	455.2

The preceding table reflects the total benefits expected to be paid from the plans or from our assets including both our share of the benefit cost and the participants' share of the cost.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Assets and liabilities carried at fair value are classified in the following three categories:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair value of our defined benefit plans assets at the end of 2009 and 2008, by asset category is as follows:

(in millions)	2009			
	Fair value measurements			
Asset category	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short-term investments	$ 81.2	$ –	$ 81.2	$ –
Equity securities:				
U.S. indexed equity[a]	223.6	102.9	120.7	–
U.S. growth equity[b]	81.3	80.0	1.3	–
U.S. value equity[c]	248.4	241.3	7.1	–
U.K. equity[d]	79.8	79.8	–	–
International equity[e]	326.4	195.6	128.0	2.8
Fixed income securities:				
Long duration bonds[f]	178.3	178.3	–	–
Non-Agency Mortgage Backed securities[g]	58.0	–	0.9	57.1
Total	$1,277.0	$877.9	$339.2	$59.9

(in millions)	2008			
	Fair value measurements			
Asset category	Total	Quoted prices in active markets for identical assets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short-term investments	$ 6.2	$ –	$ 6.2	$ –
Equity securities:				
U.S. indexed equity[a]	214.0	34.1	179.9	–
U.S. growth equity[b]	62.9	60.0	2.9	–
U.S. value equity[c]	206.2	196.8	9.4	–
U.K. equity[d]	48.3	48.3	–	–
International equity[e]	221.0	128.3	89.0	3.7
Fixed income securities:				
Long duration bonds[f]	213.7	213.7	–	–
Total	$972.3	$681.2	$287.4	$3.7

(a) This category includes securities that are tracked in the following indexes: S&P 500, S&P MidCap 400, S&P MidCap 400 Growth and S&P Smallcap 600.

(b) This category includes securities in accounts actively managed by investment managers who invest primarily in U.S. companies with strong earnings growth potential.

(c) This category includes securities in accounts actively managed by investment managers who invest primarily in mature U.S. companies.

(d) This category includes securities in accounts managed by investment managers who invest primarily in U.K. companies

(e) This category includes primarily equity securities that are domiciled in countries other than the U.S.

(f) This category includes primarily securities that are investment grade fixed income obligations of U.S. and U.K. governments and companies.

(g) This category includes primarily U.S. mortgage-backed securities that are not guaranteed by the U.S. government.

(in millions)	
Fair value measurements using significant unobservable inputs (Level 3)	
Beginning balance at December 31, 2008	$ 3.7
Actual return on plan assets:	
Unrealized gains	4.4
Realized gains	0.9
Income received/expenses paid, net	1.5
Capital contributions/(distributions), net	49.9
Change in accrued income	0.4
Transfers in and/or out of Level 3	(0.9)
Ending balance at December 31, 2009	$59.9

For securities that are quoted in active markets, the trustee/custodian determines fair value by applying securities' prices obtained from its pricing vendors.

For commingled funds that are not actively traded, the trustee applies pricing information provided by investment management firms to the unit quantities of such funds. Investment management firms employ their own pricing vendors to value the securities underlying each commingled fund. Underlying securities that are not actively traded derive their prices from investment managers, which in turn, employ vendors that use pricing models (e.g. discounted cash flow, comparables).

The trustee obtains estimated prices from vendors for securities that are not easily quotable and they are categorized accordingly as Level 3.

The domestic defined benefit plans have no investment in our stock, except through the S&P 500 commingled index fund.

The pension assets are invested with the goal of producing a combination of capital growth and income. The mix of assets is established after careful consideration of the long-term performance and risk characteristics of asset classes. Investments are selected based on their potential to enhance returns, preserve capital, and reduce overall volatility. Holdings are well-diversified within each asset class, which includes U.S. and foreign stocks, high-quality fixed income, and short-term investments. The overall portfolio employs a mix of index and actively managed equity strategies. Equity securities include a diversified mix by market capitalization, style, and industry. The fixed income portion of the portfolio employs an actively managed strategy that invests in long duration securities and non-agency mortgage-backed securities. The short-term portfolio, whose primary goal is capital preservation for liquidity purposes, is composed of government and government agency securities. The pension portfolio does not employ any financial leverage. The target allocations for 2010 include: 43% domestic equities, 33% international equity securities, and 24% domestic debt securities and short-term investments.

Assets of the defined contribution plan consist primarily of index funds, equity funds, debt instruments and McGraw-Hill common stock. The U.S. plan purchased 702,409 and sold 753,984 shares of McGraw-Hill common stock in 2009 and purchased 714,000 and sold 818,000 shares of McGraw-Hill common stock in 2008. The plan held approximately 4.1 million and 4.2 million shares of McGraw-Hill common stock at December 31, 2009 and 2008, respectively, with market values of $137.7 million and $96.9 million, respectively. The plan received dividends on McGraw-Hill common stock of $3.8 million and $3.7 million per year during 2009 and 2008, respectively.

10. POSTRETIREMENT HEALTHCARE AND OTHER BENEFITS

We provide certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. We currently do not prefund any of these plans.

We recognize the funded status of our Postretirement Healthcare and Other Benefits plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The actuarial gains and losses that arise are not recognized as net periodic benefit cost in the same periods and are recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost pursuant to our accounting policy for amortizing such amounts.

The reconciliation of the beginning and ending balances in the benefit obligation as well as the funded status as of December 31, is as follows:

CHANGE IN BENEFIT OBLIGATION

(in millions)	2009	2008
Net benefit obligation at beginning of year	$150.6	$142.4
Service cost	2.4	2.4
Interest cost	8.3	8.4
Plan participants' contributions	5.2	4.3
Actuarial loss	8.6	12.7
Gross benefits paid	(19.1)	(20.6)
Federal subsidy benefits received	1.0	1.0
Net benefit obligation at end of year	$157.0	$150.6

The discount rate used to determine the benefit obligations as of December 31, 2009 and 2008 was 5.30% and 5.95%, respectively.

As of December 31, 2009, the unfunded status of the postretirement benefit obligation of $157.0 million includes $13.2 million in other current liabilities and $143.8 million in liabilities for pension and other postretirement benefits in the consolidated balance sheet. As of December 31, 2008, the unfunded status of the postretirement benefit obligation of $150.6 million includes $16.3 million in other current liabilities and $134.3 million in liabilities for pension and other postretirement benefits in the consolidated balance sheet.

Amounts recognized in accumulated other comprehensive loss, net of tax as of December 31, consist of:

(in millions)	2009	2008
Net actuarial loss/(gain)	**$12.3**	$ 7.1
Prior service credit	**(3.4)**	(4.1)
Total recognized in accumulated other comprehensive loss, net of tax	**$ 8.9**	$ 3.0

The prior service credit and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic benefit cost during the fiscal year ending December 31, 2010 is $1.2 million and $0.6 million, respectively.

A summary of the components of the net periodic benefit cost is as follows:

COMPONENTS OF NET PERIODIC BENEFIT COST

(in millions)	2009	2008	2007
Service cost	**$ 2.4**	$ 2.4	$ 2.5
Interest cost	**8.3**	8.4	7.9
Amortization of prior service credit	**(1.2)**	(1.2)	(1.2)
Net periodic benefit cost	**$ 9.5**	$ 9.6	$ 9.2

Other changes in the benefit obligation recognized in other comprehensive income/(loss), net of tax for the years ended December 31, are as follows:

(in millions)	2009	2008	2007
Net actuarial loss	**$5.2**	$7.5	$2.0
Recognized prior service cost	**0.7**	0.7	0.7
Total recognized in other comprehensive loss, net of tax	**$5.9**	$8.2	$2.7

The weighted-average assumption used to determine net periodic benefit cost is as follows:

January 1	2009	2008	2007
Discount rate	**5.95%**	6.00%	5.75%
Weighted-average healthcare cost rate	**8.00%**	8.50%	9.00%

The assumed weighted-average healthcare cost trend rate will decrease ratably from 8% in 2010 to 5% in 2017 and remain at that level thereafter. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend creates the following effects:

(in millions)	One percentage point increase	One percentage point decrease
Effect on total of service and interest cost	$0.4	$(0.3)
Effect on postretirement benefit obligation	$7.0	$(6.2)

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted. The Act established a prescription drug benefit under Medicare, known as "Medicare Part D," and a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Our benefits provided to certain participants are at least actuarially equivalent to Medicare Part D, and, accordingly, we are entitled to a subsidy.

Information about the expected cash flows and the impact of the Medicare subsidy for the other postretirement benefit plans is as follows:

EXPECTED EMPLOYER CONTRIBUTIONS

(in millions)	
2010	$14.2

EXPECTED BENEFIT PAYMENTS

(in millions)	Gross payments	Medicare subsidy	Payments net of subsidy
2010	$14.2	$(1.0)	$13.2
2011	$14.3	$(1.0)	$13.3
2012	$14.2	$(1.0)	$13.2
2013	$13.9	$(1.0)	$12.9
2014	$13.7	$(0.9)	$12.8
2015–2019	$62.8	$(4.0)	$58.8

The above table reflects the total benefits expected to be paid from our assets.

11. EARNINGS PER SHARE

A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share is as follows:

(in thousands)	2009	2008	2007
Net income	$730,502	$799,491	$1,013,559
Average number of common shares outstanding	312,223	315,559	336,210
Effect of stock options and other dilutive securities	1,073	3,128	8,575
Average number of common shares outstanding including effect of dilutive securities	313,296	318,687	344,785

Restricted performance shares outstanding of 2.3 million, 2.3 million and 2.0 million at December 31, 2009, 2008 and 2007, respectively, were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.

The weighted-average diluted shares outstanding for the years ended December 31, 2009, 2008 and 2007 excludes the effect of approximately 27.9 million, 21.7 million and 1.7 million, respectively, of potentially dilutive outstanding stock options from the calculation of diluted earnings per common share because the effects were not dilutive.

12. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table summarizes the activity in goodwill for the years ended December 31:

(in thousands)	2009	2008
Beginning balance	$1,703,240	$1,697,621
(Dispositions)/additions	(21,011)	17,267
Other	8,278	(11,648)
Total	$1,690,507	$1,703,240

The following table summarizes the activity in goodwill by segment for the years ended December 31:

(in thousands)	2009	2008
McGraw-Hill Education		
Beginning balance	$ 927,128	$ 931,066
Other	2,270	(3,938)
Total McGraw-Hill Education	$ 929,398	$ 927,128
Financial Services		
Beginning balance	$ 487,539	$ 487,877
(Dispositions)/additions	(20,628)	4,537
Other	5,275	(4,875)
Total Financial Services	$ 472,186	$ 487,539
Information & Media		
Beginning balance	$ 288,573	$ 278,678
(Dispositions)/additions	(383)	12,730
Other	733	(2,835)
Total Information & Media	$ 288,923	$ 288,573
Total Company	$1,690,507	$1,703,240

In 2009, the change in goodwill is primarily attributable to the effect of dispositions and foreign exchange translation.

In 2008, the change in goodwill is primarily attributable to the effect of acquisitions and foreign exchange translation.

The following table summarizes other intangible assets subject to amortization at December 31:

(in thousands)	2009	2008
Copyrights	$ 462,148	$ 461,520
Accumulated amortization	(315,909)	(299,213)
Net copyrights	$ 146,239	$ 162,307
Other intangibles	$ 435,512	$ 445,087
Accumulated amortization	(245,081)	(218,329)
Net other intangibles	$ 190,431	$ 226,758
Total gross intangible assets	$ 897,660	$ 906,607
Total accumulated amortization	(560,990)	(517,542)
Total net intangible assets	$ 336,670	$ 389,065

Intangible assets are being amortized on a straight-line basis over periods of up to 40 years. Amortization expense for intangible assets totaled $52.7 million, $58.5 million and $48.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. The weighted-average life of the intangible assets at December 31, 2009 is 13 years. The projected amortization expense for intangible assets, assuming no further acquisitions or dispositions, is approximately $34.0 million per year over the next five years.

The following table summarizes other intangible assets not subject to amortization as of December 31:

(in thousands)	2009	2008
Trade name – J.D. Power and Associates	**$164,000**	$164,000
FCC licenses	**$ 38,065**	$ 38,065

13. SALE-LEASEBACK TRANSACTION

In December 2003, we sold our 45% equity investment in Rock-McGraw, Inc., which owns our headquarters building in New York City. The transaction was valued at $450.0 million, including assumed debt. Proceeds from the disposition were $382.1 million. The sale resulted in a pre-tax gain of $131.3 million and an after-tax benefit of $58.4 million, or $0.15 per diluted share.

We remain an anchor tenant of what continues to be known as The McGraw-Hill Companies building and will continue to lease space from Rock-McGraw, Inc., under an existing lease through March 2020. Currently, we lease approximately 17% of the building space. The lease is being accounted for as an operating lease. Pursuant to sale-leaseback accounting rules, as a result of our continued involvement, a gain of approximately $212.3 million ($126.3 million after-tax) was deferred at December 31, 2003, and is being amortized over the remaining lease term as a reduction in rent expense. At the time of the sale, our degree of involvement was determined to be "more than minor" since the present value of future minimum lease payments under the current lease was greater than 10% of the fair value of the property.

Information relating to the sale-leaseback transaction for the year ended December 31, 2009, is as follows:

(in millions)	
Deferred gain at December 31, 2008	$169.8
Reduction in rent expense	(18.4)
Interest expense	7.6
Deferred gain at December 31, 2009	**$159.0**

As of December 31, 2009, the minimum lease payments to be paid each year are as follows:

(in millions)	
2010	$ 18.4
2011	18.4
2012	19.1
2013	19.9
2014	19.9
Thereafter	104.5
Total	$200.2

14. RESTRUCTURING

2009 RESTRUCTURING

During the second quarter 2009, we initiated a restructuring plan that included a realignment of select business operations within the McGraw-Hill Education segment to further strengthen our position in the market by creating a market focused organization that enhances our ability to address the changing needs of our customers. Additionally, we continued to implement restructuring plans related to a limited number of our business operations to contain costs and mitigate the impact of the current and expected future economic conditions. We recorded a pre-tax restructuring charge of $24.3 million, consisting primarily of employee severance costs related to a workforce reduction of approximately 550 positions. This charge consisted of $14.0 million for McGraw-Hill Education, $4.5 million for Financial Services and $5.8 million for Information & Media. In addition, during the second quarter 2009, we revised our estimate of previously recorded restructuring charges and reversed approximately $9.1 million, consisting of $2.4 million for McGraw-Hill Education, $4.9 million for Financial Services and $1.8 million for Information & Media. The net after-tax charge recorded was $9.7 million, or $0.03 per diluted share. Net restructuring expenses for McGraw-Hill Education were $11.6 million classified as selling and general product expenses, within the statement of income. Net restructuring benefit for Financial Services was $0.4 million classified as selling and general service expenses within the statement of income. Net restructuring expenses for Information & Media were $2.3 million classified as selling and general service expenses, and $1.7 million classified as selling and general product expenses, within the statement of income.

At December 31, 2009, we have paid approximately $11.3 million, related to the 2009 restructuring, consisting primarily of employee severance costs. The remaining reserve at December 31, 2009 is approximately $13.0 million and is included in other current liabilities.

2008 RESTRUCTURING

During 2008, we continued to implement restructuring plans related to a limited number of business operations to contain costs and mitigate the impact of the current and expected future economic conditions. We recorded a pre-tax restructuring charge of $73.4 million, consisting primarily of employee severance costs related to a workforce reduction of approximately 1,045 positions. This charge consisted of $25.3 million for McGraw-Hill Education, $25.9 million for Financial Services, $19.2 million for Information & Media and $3.0 million for Corporate. The after-tax charge recorded was $45.9 million, or $0.14 per diluted share. Restructuring expenses for McGraw-Hill Education were $20.8 million classified as selling and general product expenses, and $4.5 million classified as selling and general service expenses, within the statement of income. Restructuring expenses for Financial Services were classified as selling and general service expenses within the statement of income. Restructuring expenses for Information & Media were $18.9 million classified as selling and general service expenses, and $0.3 million classified as selling and general product expenses, within the statement of income. Restructuring charges for Corporate were classified as selling and general service expenses within the statement of income.

For the year ended December 31, 2009, we have paid approximately $38.8 million and reversed approximately $2.9 million related to the 2008 restructuring, consisting primarily of employee severance costs. The remaining reserve at December 31, 2009 is approximately $9.1 million and is included in other current liabilities.

2007 RESTRUCTURING

During 2007, we began implementing a restructuring plan related to a limited number of business operations to gain efficiencies, reflect current business conditions and to fortify our long-term growth prospects. As a result, we recorded a pre-tax restructuring charge of $43.7 million, consisting primarily of employee severance costs related to a workforce reduction of approximately 600 positions. This charge comprised $16.3 million for McGraw-Hill Education, $18.8 million for Financial Services, $6.7 million for Information & Media and $1.9 million for Corporate. The after-tax charge recorded was $27.3 million, or $0.08 per diluted share. Restructuring expenses for Financial Services and Corporate are classified as selling and general service expenses within the statement of income. Restructuring expenses for McGraw-Hill Education are classified as selling and general product expenses, $15.0 million, and selling and general service expense, $1.3 million, within the statement of income. Restructuring expenses for Information and Media are classified as selling and general product expenses, $0.4 million, and selling and general service expense, $6.3 million, within the statement of income.

For the year ended December 31, 2009, we have paid approximately $2.9 million and reversed approximately $6.2 million related to the 2007 restructuring, consisting primarily of employee severance costs. At December 31, 2009, the 2007 restructuring action was complete.

2006 RESTRUCTURING

During 2006, we recorded a pre-tax restructuring charge of $31.5 million, consisting primarily of vacant facilities and employee severance costs related to the elimination of 700 positions. This charge comprised $16.0 million for McGraw-Hill Education, $8.7 million for Information & Media and $6.8 million for Corporate. The after-tax charge recorded was $19.8 million, or $0.06 per diluted share. Restructuring expenses for Information & Media and Corporate are classified as selling and general service expenses within the statement of income. Restructuring expenses for McGraw-Hill Education are classified as selling and general product expenses, $9.3 million, and selling and general service expense, $6.7 million, within the statement of income.

For the year ended December 31, 2009, we have paid approximately $1.4 million related to the 2006 restructuring consisting primarily of facility costs. At December 31, 2009, the remaining reserve, which consists of facilities costs, was approximately $6.6 million payable through 2014.

15. COMMITMENTS AND CONTINGENCIES

In the normal course of business both in the United States and abroad, the Company and its subsidiaries are defendants in numerous legal proceedings and are involved, from time to time, in governmental and self-regulatory agency proceedings which may result in adverse judgments, damages, fines or penalties. Also, various governmental and self-regulatory agencies regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations.

A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) (collectively, "Standard & Poor's") on September 29, 2005 and October 7, 2005, respectively, in an action brought in the Tribunal of Milan, Italy by Enrico Bondi ("Bondi"), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, "Parmalat"). Bondi has brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat. In this suit, Bondi claims that Standard & Poor's, which had issued investment grade ratings on Parmalat until shortly before Parmalat's collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat's business. Alleging joint and several liability, Bondi claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor's alleged complicity in aggravating Parmalat's financial difficulties and/or for having contributed in bringing about Parmalat's indebtedness towards its bondholders, and legal fees. Standard & Poor's filed its answer, counterclaim and third-party claims on March 16, 2006. The court has appointed two experts to assist in its determinations.

In a separate proceeding, the prosecutor's office in Parma, Italy is conducting an investigation into the bankruptcy of Parmalat. In June 2006, the prosecutor's office issued a Note of Completion of an Investigation ("Note of Completion") concerning allegations, based on Standard & Poor's investment grade ratings of Parmalat, that individual Standard & Poor's rating analysts conspired with Parmalat insiders and rating advisors to fraudulently or negligently cause the Parmalat bankruptcy. The Note of Completion was served on eight Standard & Poor's rating analysts. While not a formal charge, the Note of Completion indicates the prosecutor's intention that the named rating analysts should appear before a judge in Parma for a preliminary hearing, at which hearing the judge will determine whether there is sufficient evidence against the rating analysts to proceed to trial. No date has been set for the preliminary hearing. On July 7, 2006, a defense brief was filed with the Parma prosecutor's office on behalf of the rating analysts.

On October 8, 2009, an action was filed in the District Court for the Southern District of New York entitled *Reed Construction Data, Inc. v. The McGraw-Hill Companies, Inc.* in which Reed Construction Data asserted eleven claims under various state and federal laws against the Company relating to alleged misappropriation and unfair competition by McGraw-Hill Construction and seeking an unspecified amount of damages, plus attorneys' fees and costs. In response to the Company's motion to dismiss five of the eleven claims in the *Reed* action, Plaintiff filed an Amended Complaint on December 11, 2009, among other things adding an allegation that McGraw-Hill Construction misappropriated Plaintiff's confidential and trade secret information regarding specific construction projects. The Company filed a renewed motion to dismiss five of the eleven claims in the Amended Complaint on January 22, 2010.

The Company and Standard & Poor's Ratings Services, together with other credit rating agencies, continue to be named in numerous lawsuits in U.S. state and federal courts, as well as in foreign jurisdictions, relating to the ratings activity of Standard & Poor's Ratings Services brought by alleged purchasers of rated securities, many of which include novel claims that Standard & Poor's Ratings Services is an "underwriter" or "seller" of such securities under the Securities Act of 1933. The Company and Standard & Poor's Ratings Services have also received numerous subpoenas and other government inquiries concerning the rating activity of Standard & Poor's Ratings Services in these areas and continue to respond to all such requests. Additional actions, investigations or proceedings may be initiated from time to time in the future.

In addition, the Company and certain of its officers and directors have been named in a putative class action brought under the federal securities laws by its shareholders, two putative class actions by participants in the Company's ERISA plans, and a putative derivative action on behalf of the Company, all relating to alleged misrepresentations and omissions concerning the Company's ratings business:

On August 28, 2007, a putative shareholder class action titled *Reese v. Bahash* was filed in the District Court for the District of Columbia, and was subsequently transferred to the Southern District of New York. The Company and its CEO and CFO are currently named as defendants in the suit, which alleges claims under the federal securities laws in connection with alleged misrepresentations and omissions made by the defendants relating to the Company's earnings and S&P's business practices. On November 3, 2008, the District Court denied Lead Plaintiff's motion to lift the discovery stay imposed by the Private Securities Litigation Reform Act in order to obtain documents S&P submitted to the SEC during the SEC's examination. The Company filed a motion to dismiss the Second Amended Complaint which was fully briefed and submitted as of May 2009.

On September 10, 2008, a putative shareholder class action titled *Patrick Gearren, et al. v. The McGraw-Hill Companies, Inc., et al.* was filed in the District Court for the Southern District of New York against the Company, its Board of Directors, its Pension Investment Committee and the administrator of its pension plans. The Complaint alleged that the defendants breached fiduciary duties to participants in the Company's ERISA plans by allowing participants to continue to invest in Company stock as an investment option under the plans during a period when plaintiffs allege the Company's stock price to have been artificially inflated. The Complaint also asserted that defendants breached fiduciary duties under ERISA by making certain material misrepresentations and non-disclosures concerning the ratings business in plan communications and the Company's SEC filings. A virtually identical complaint was filed on June 12, 2009 in an action titled *Sullivan v. The McGraw-Hill Companies, Inc. et al.*, Case No. 09-CV-5450 in the Southern District of New York. On February 10, 2010 both actions were dismissed in their entirety for failure to state a claim under applicable law. The dismissals are with prejudice and the plaintiffs do not have the right to amend their complaints, but may seek to appeal the dismissals.

On January 8, 2009, a putative derivative action on behalf of the Company was filed in the District Court for the Southern District of New York titled *Teamsters Allied Benefit Funds v. Harold McGraw III, et al.*, asserting nine claims, including causes of action for securities fraud, breach of fiduciary duties and other related theories, against the Board of Directors and several officers of the Company. The claims in the complaint are premised on the alleged role played by the Company's directors and officers in the issuance of "excessively high ratings" by Standard & Poor's and subsequent purported misstatements or omissions in the Company's public filings regarding the financial results and operations of the ratings business. The Company's motion to dismiss the complaint was fully briefed and submitted as of May 2009.

The Company believes that the claims asserted in the proceedings described above have no basis and they will be vigorously defended by the Company and/or the subsidiaries involved.

In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines, penalties or impact related to each pending matter may be. We believe, based on our current knowledge, the outcome of the legal actions, proceedings and investigations currently pending should not have a material, adverse effect on the Company's consolidated financial condition.

REPORT OF MANAGEMENT

To the Shareholders of
The McGraw-Hill Companies, Inc.

MANAGEMENT'S ANNUAL REPORT ON ITS RESPONSIBILITY FOR THE COMPANY'S FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The financial statements in this report were prepared by the management of The McGraw-Hill Companies, Inc., which is responsible for their integrity and objectivity.

These statements, prepared in conformity with accounting principles generally accepted in the United States and including amounts based on management's best estimates and judgments, present fairly The McGraw-Hill Companies' financial condition and the results of the Company's operations. Other financial information given in this report is consistent with these statements.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined under the U.S. Securities Exchange Act of 1934. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the Company.

The McGraw-Hill Companies' Board of Directors, through its Audit Committee, composed entirely of outside directors, is responsible for reviewing and monitoring the Company's financial reporting and accounting practices. The Audit Committee meets periodically with management, the Company's internal auditors and the independent registered public accounting firm to ensure that each group is carrying out its respective responsibilities. In addition, the independent registered public accounting firm has full and free access to the Audit Committee and meet with it with no representatives from management present.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

As stated above, the Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework. Management has selected the COSO framework for its evaluation as it is a control framework recognized by the Securities and Exchange Commission and the Public Company Accounting Oversight Board that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company's internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

Based on management's evaluation under this framework, we have concluded that the Company's internal controls over financial reporting were effective as of December 31, 2009. There are no material weaknesses in the Company's internal control over financial reporting that have been identified by management.

The Company's independent registered public accounting firm, Ernst & Young LLP, have audited the consolidated financial statements of the Company for the year ended December 31, 2009, and have issued their reports on the financial statements and the effectiveness of internal controls over financial reporting. These reports are located on pages 83 and 84 of the 2009 Annual Report to Shareholders.

OTHER MATTERS

There have been no changes in the Company's internal controls over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.



Harold McGraw III
Chairman of the Board, President and
Chief Executive Officer



Robert J. Bahash
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE MCGRAW-HILL COMPANIES, INC.

We have audited The McGraw-Hill Companies, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The McGraw-Hill Companies, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on its Responsibility for the Company's Financial Statements and Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The McGraw-Hill Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 2009 of The McGraw-Hill Companies, Inc. and our report dated February 24, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
February 24, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE MCGRAW-HILL COMPANIES, INC.

We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The McGraw-Hill Companies, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2010 expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
February 24, 2010

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Total year
2009					
Revenue[a]	$1,148,207	$1,465,180	$1,875,903	$1,462,492	$5,951,782
Income before taxes on income[a]	103,750	263,979[b,c]	538,138	273,002[d]	1,178,869
Net income[a]	65,985	167,891[b,c]	342,256	173,629[d]	749,761
Net income attributable to the McGraw-Hill Companies, Inc.[a]	63,004	164,093[b,c]	336,111	167,294[d]	730,502
Earnings per share:					
Basic	$ 0.20	$ 0.53	$ 1.08	$ 0.54	$ 2.34
Diluted	$ 0.20	$ 0.52	$ 1.07	$ 0.53	$ 2.33
2008					
Revenue	$1,217,871	$1,673,225	$2,048,541	$1,415,418	$6,355,055
Income before taxes on income[l]	133,230	344,327[e]	630,914[f]	190,589[g]	1,299,060[h]
Net income[l]	84,563	216,950[e]	396,815[f]	121,037[g]	819,365[h]
Net income attributable to the McGraw-Hill Companies, Inc.	81,110	212,294[e]	390,166[f]	115,921[g]	799,491[h]
Earnings per share:					
Basic	$ 0.25	$ 0.67	$ 1.25	$ 0.37	$ 2.53
Diluted	$ 0.25	$ 0.66	$ 1.23	$ 0.37	$ 2.51
2007					
Revenue[i]	$1,296,418	$1,718,179	$2,187,996	$1,569,688	$6,772,281
Income before taxes on income[i][l]	232,869[j]	445,063	729,385[j]	229,014[k]	1,636,331
Net income[i][l]	145,731[j]	278,815	458,175[j]	144,637[k]	1,027,358
Net income attributable to the McGraw-Hill Companies, Inc.[i]	143,838[j]	277,078	452,018[j]	140,625[k]	1,013,559
Earnings per share:					
Basic	$ 0.41	$ 0.81	$ 1.37	$ 0.43	$ 3.01
Diluted	$ 0.40	$ 0.79	$ 1.34	$ 0.43	$ 2.94

Note: Basic and diluted earnings per share are computed independently for each quarter and full year presented. The number of weighted-average shares outstanding changes as common shares are issued pursuant to employee stock plans, as shares are repurchased by us, and other activity occurs throughout the year. Accordingly, the sum of the quarterly earnings per share data may not agree with the calculated full year earnings per share.

(a) The results of 2009 reflect a deferral of $11.4 million of revenue and $7.1 million of operating profit related to the transitioning of a number of syndicated studies to an online service platform, which will be recognized over the service period.

(b) Includes a $24.3 million pre-tax restructuring charge, in addition we revised our estimate of previously recorded restructuring charges and reversed $9.1 million ($9.7 million net after-tax charge, or $0.03 per diluted share).

(c) Includes a $13.8 million pre-tax loss ($8.8 million after-tax, or $0.03 per diluted share) on the divestiture of Vista Research, Inc.

(d) Includes a $10.5 million pre-tax gain ($6.7 million after-tax, or $0.02 per diluted share) on the divestiture of *BusinessWeek*.

(e) Includes a $23.7 million pre-tax restructuring charge ($14.8 million after-tax charge, or $0.05 per diluted share).

(f) Includes a $23.4 million pre-tax restructuring charge ($14.6 million after-tax charge, or $0.05 per diluted share).

(g) Includes a $26.3 million pre-tax restructuring charge ($16.4 million after-tax charge, or $0.05 per diluted share).

(h) Includes a reduction to reflect a change in the projected payout of restricted performance stock awards and reductions in other incentive compensation projections that resulted in a $273.7 million pre-tax decrease in incentive compensation.

(i) Fourth quarter 2006 includes a deferral of $23.8 million of revenue and $21.1 million of operating profit ($13.3 million after-tax, or $0.04 per diluted share) related to the transformation of Sweets from a primarily print catalog to bundled print and online services, which was recognized ratably throughout 2007.

(j) Includes a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share) on the divestiture of our mutual fund data business and a $4.1 million pre-tax gain on the divestiture of a product line, in the first and third quarter, respectively.

(k) Includes a $43.7 million pre-tax restructuring charge ($27.3 million after-tax charge, or $0.08 per diluted share).

(l) The 2008 and 2007 results reflect the impact of the new accounting rule adopted on January 1, 2009 for noncontrolling interests in subsidiaries (see Note 1 to our consolidated financial statements), which resulted in a change to previously reported amounts.

ELEVEN-YEAR FINANCIAL REVIEW

(in thousands, except per share data, operating statistics and number of employees)	2009	2008	2007
Operating Results by Segment and Income Statistics			
Revenue			
McGraw-Hill Education[a]	**$2,387,787**	$2,638,893	$2,705,831
Financial Services	**2,610,123**	2,654,287	3,046,229
Information & Media[b,c]	**953,872**	1,061,875	1,020,221
Total Revenue	**5,951,782**	6,355,055	6,772,281
Operating Profit			
McGraw-Hill Education	**276,019**	321,398	403,107
Financial Services	**1,014,095**	1,070,357	1,370,159
Information & Media[b,c]	**92,668**	92,051	63,467
Operating Profit	**1,382,782**	1,483,806	1,836,733
General corporate (expense)/income[l]	**(127,046)**	(109,122)	(159,821)
Interest expense – net	**(76,867)**	(75,624)	(40,581)
Income from Continuing Operations before Taxes on Income[b,c,d,e,f,g,h,i,m,n,o,p,q]	**1,178,869**	1,299,060	1,636,331
Provision for taxes on income[j,k]	**429,108**	479,695	608,973
Income from Continuing Operations before Cumulative Adjustment	**749,761**	819,365	1,027,358
Discontinued Operations:			
Net (loss)/earnings from discontinued operations[l]	**–**	–	–
Income before Cumulative Adjustment	**749,761**	819,365	1,027,358
Cumulative effect on prior years of changes in accounting[r]	**–**	–	–
Net Income	**$ 749,761**	$ 819,365	$1,027,358
Less: net income attributable to noncontrolling interests[t]	**(19,259)**	(19,874)	(13,799)
Net Income Attributable to The McGraw-Hill Companies, Inc.	**$ 730,502**	$ 799,491	$1,013,559
Basic Earnings Per Share			
Net income attributable to The McGraw-Hill Companies, Inc. before cumulative adjustment	**$ 2.34**	$ 2.53	$ 3.01
Discontinued operations[l]	**–**	–	–
Net income attributable to The McGraw-Hill Companies, Inc. before cumulative adjustment	**$ 2.34**	$ 2.53	$ 3.01
Cumulative adjustment[r]	**–**	–	–
Net Income Attributable to The McGraw-Hill Companies, Inc.	**$ 2.34**	$ 2.53	$ 3.01
Diluted Earnings Per Share			
Net income attributable to The McGraw-Hill Companies, Inc. before cumulative adjustment	**$ 2.33**	$ 2.51	$ 2.94
Discontinued operations[l]	**–**	–	–
Net income attributable to The McGraw-Hill Companies, Inc. before cumulative adjustment	**$ 2.33**	$ 2.51	$ 2.94
Cumulative adjustment[r]	**–**	–	–
Net income attributable to The McGraw-Hill Companies, Inc.	**$ 2.33**	$ 2.51	$ 2.94
Dividends per share of common stock	**$ 0.90**	$ 0.88	$ 0.82
Operating Statistics			
Return on average equity[s,t]	**45.7%**	54.1%	46.6%
Income from continuing operations before taxes as a percent of revenue	**19.8%**	20.4%	24.2%
Income before cumulative adjustment as a percent of revenue	**12.6%**	12.9%	15.2%
Balance Sheet Data			
Working capital	**$ 484,442**	$ (227,980)	$ (314,558)
Total assets	**$6,475,250**	$6,080,142	$6,391,376
Total debt	**$1,197,813**	$1,267,633	$1,197,447
Equity[s,t]	**$1,929,177**	$1,352,871	$1,677,762
Number of Employees	**21,077**	21,649	21,171

(a) In 2004, prior period revenues were reclassified in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 605, "Revenue Recognition," resulting in an increase in revenue for all years presented.

(b) In 2006 revenue of $23.8 million and operating profit of $21.1 million shifted to 2007 due to the transformation of Sweets from a primarily print catalog to a bundled print and online service.

(c) In 2009 J.D. Power and Associates began transitioning a number of syndicated studies to an online service platform. This resulted in $11.4 million of revenue and $7.1 million of operating profit that would have been recognized in 2009 to be deferred and will be recognized over the service period.

(d) 2009 income from continuing operations before taxes on income includes a $13.8 million pre-tax loss ($8.8 million after-tax, or $0.03 per diluted share) on the sale of Vista Research, Inc., a $10.5 million pre-tax gain ($6.7 million after-tax, or $0.02 per diluted share) on the sale of *BusinessWeek* and a $15.2 million net pre-tax restructuring charge ($9.7 million after-tax, or $0.03 per diluted share) which is included in the following: McGraw-Hill Education of $11.6 million pre-tax; Financial Services of $(0.4) million pre-tax and Information & Media of $4.0 million pre-tax.

(e) 2008 income from continuing operations before taxes on income includes a $73.4 million pre-tax restructuring charge ($45.9 million after-tax, or $0.14 per diluted share) which is included in the following: McGraw-Hill Education of $25.3 million pre-tax; Financial Services of $25.9 million pre-tax; Information & Media of $19.2 million pre-tax and Corporate of $3.0 million pre-tax, and reductions to reflect a change in the projected payout of restricted performance stock awards and reductions in other incentive compensation projections.

(f) 2007 income from continuing operations before taxes on income includes a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share) on the sale of a mutual fund data business, and a $43.7 million pre-tax restructuring charge ($27.3 million after-tax, or $0.08 per diluted share) which is included in the following: McGraw-Hill Education of $16.3 million pre-tax; Financial Services of $18.8 million pre-tax; Information & Media of $6.7 million pre-tax and Corporate of $1.9 million pre-tax.

(g) In 2006, as a result of a new accounting standard for share-based payments, the Company incurred stock-based compensation expense of $136.2 million ($85.5 million after-tax, or $0.23 per diluted share) which was charged to the following: McGraw-Hill Education of $31.6 million pre-tax; Financial Services of $38.3 million pre-tax; Information & Media of $22.9 million pre-tax; and Corporate of $43.4 million pre-tax. Included in this expense is the impact of the elimination of the Company's restoration stock option program of $23.8 million ($14.9 million after-tax, or $0.04 per diluted share) which impacted the segments by $4.2 million pre-tax to McGraw-Hill Education, $2.1 million pre-tax to Financial Services, $2.7 million pre-tax to Information & Media and the remainder to Corporate. Also included in the expense is restricted performance stock expense of $66.0 million ($41.5 million after-tax, or $0.11 per diluted share) as compared with $51.1 million ($32.1 million after-tax, or $0.08 per diluted share) in 2005. The breakout by segment is as follows: McGraw-Hill Education, $16.8 million pre-tax in 2006 and $12.0 million pre-tax in 2005; Financial Services, $20.2 million pre-tax in 2006 and $8.4 million pre-tax in 2005;Information & Media, $12.1 million pre-tax in 2006 and $8.8 million pre-tax in 2005; and Corporate, $16.9 million pre-tax in 2006 and $21.9 million pre-tax in 2005.

(h) 2006 income from continuing operations before taxes on income includes a $31.5 million pre-tax restructuring charge ($19.8 million after-tax, or $0.06 per diluted share) which is included in the following: McGraw-Hill Education of $16.0 million pre-tax; Information & Media of $8.7 million pre-tax and Corporate of $6.8 million pre-tax.

2006	2005	2004	2003	2002	2001	2000	1999
$2,524,151	$2,671,732	$2,395,513	$2,348,624	$2,342,528	$2,289,622	$2,038,594	$1,786,220
2,746,442	2,400,809	2,055,288	1,769,093	1,555,726	1,398,303	1,205,038	1,163,644
984,545	931,101	799,737	772,603	809,439	846,063	1,007,552	1,030,015
6,255,138	6,003,642	5,250,538	4,890,320	4,707,693	4,533,988	4,251,184	3,979,879
331,947	412,593	342,390	323,697	334,561	275,051	308,980	275,158
1,208,105	1,021,468	839,398	667,597	560,845	425,911	383,025	358,155
49,888	60,576	119,313	109,841	118,052	65,003	212,921	185,551
1,589,940	1,494,637	1,301,101	1,101,135	1,013,458	765,965	904,926	818,864
(162,848)	(124,826)	(124,088)	38,185	(91,934)	(93,062)	(91,380)	(83,280)
(13,631)	(5,202)	(5,785)	(7,097)	(22,517)	(55,070)	(52,841)	(42,013)
1,413,461	1,364,609	1,171,228	1,132,223	899,007	617,833	760,705	693,571
522,592	515,656	412,495	442,466	325,429	238,436	292,367	269,911
890,869	848,953	758,733	689,757	573,578	379,397	468,338	423,660
–	–	(587)	(161)	4,794	(654)	4,886	3,405
890,869	848,953	758,146	689,596	578,372	378,743	473,224	427,065
–	–	–	–	–	–	(68,122)	–
$ 890,869	$ 848,953	$ 758,146	$ 689,596	$ 578,372	$ 378,743	$ 405,102	$ 427,065
(8,638)	(4,647)	(2,323)	(1,946)	(1,612)	(1,712)	(1,308)	(1,491)
$ 882,231	$ 844,306	$ 755,823	$ 687,650	$ 576,760	$ 377,031	$ 403,794	$ 425,574
$ 2.47	$ 2.25	$ 1.99	$ 1.81	$ 1.48	$ 0.97	$ 1.21	$ 1.07
–	–	–	–	0.01	–	0.01	0.01
$ 2.47	$ 2.25	$ 1.99	$ 1.81	$ 1.49	$ 0.97	$ 1.22	$ 1.08
–	–	–	–	–	–	(0.18)	–
$ 2.47	$ 2.25	$ 1.99	$ 1.81	$ 1.49	$ 0.97	$ 1.04	$ 1.08
$ 2.40	$ 2.21	$ 1.96	$ 1.79	$ 1.47	$ 0.96	$ 1.19	$ 1.06
–	–	–	–	0.01	–	0.01	0.01
$ 2.40	$ 2.21	$ 1.96	$ 1.79	$ 1.48	$ 0.96	$ 1.20	$ 1.07
–	–	–	–	–	–	(0.17)	–
$ 2.40	$ 2.21	$ 1.96	$ 1.79	$ 1.48	$ 0.96	$ 1.03	$ 1.07
$ 0.73	$ 0.66	$ 0.60	$ 0.54	$ 0.51	$ 0.49	$ 0.47	$ 0.43
30.3%	27.6%	27.2%	29.0%	28.6%	20.8%	23.6%	26.9%
22.6%	22.7%	22.3%	23.2%	19.1%	13.6%	17.9%	17.4%
14.2%	14.1%	14.4%	14.1%	12.3%	8.4%	11.1%	10.7%
$ (210,078)	$ 366,113	$ 479,168	$ 262,418	$ (100,984)	$ (63,446)	$ 20,905	$ (14,731)
$6,042,890	$6,395,808	$5,841,281	$5,342,473	$4,974,146	$5,098,537	$4,865,855	$4,046,765
$ 2,681	$ 3,286	$ 5,126	$ 26,344	$ 578,337	$1,056,524	$1,045,377	$ 536,449
$2,730,043	$3,153,740	$3,006,606	$2,575,782	$2,181,265	$1,867,913	$1,774,008	$1,660,834
20,214	19,600	17,253	16,068	16,505	17,135	16,761	16,376

(i) 2005 income from continuing operations before taxes on income includes the following items: a $6.8 million pre-tax gain ($4.2 million after-tax, or $0.01 per diluted share) on the sale of the Corporate Value Consulting business, a $5.5 million loss ($3.3 million after-tax) on the sale of the Healthcare Information Group, and a $23.2 million pre-tax restructuring charge ($14.6 million after-tax, or $0.04 per diluted share).

(j) 2005 includes a $10.0 million ($0.03 per diluted share) increase in income taxes on the repatriation of funds.

(k) 2004 includes a non-cash benefit of approximately $20 million ($0.05 per diluted share) as a result of the Company's completion of various federal, state and local, and foreign tax audit cycles. In the first quarter of 2004 the Company accordingly removed approximately $20 million from its accrued income tax liability accounts. This non-cash item resulted in a reduction to the overall effective tax rate from continuing operations to 35.3%.

(l) In 2003 the Company adopted the Discontinued Operations presentation, outlined in the FASB ASC 360, "Property, Plant, and Equipment/ASC 205 presentation of Financial Statements." Revenue and operating profit of S&P ComStock and the juvenile retail publishing business historically included in the Financial Services and McGraw-Hill Education segments, respectively, were restated as discontinued operations. 2003 discontinued operations include $87.5 million on the divestiture of S&P ComStock ($57.2 million after-tax gain or $0.15 per diluted share), and an $81.1 million loss on the planned disposition of the juvenile retail publishing business ($57.3 million after-tax loss or $0.15 per diluted share), which was subsequently sold on January 30, 2004. Discontinued operations in years 2002–2000 reflect net after-tax earnings/(loss) from the operations of S&P ComStock and the juvenile retail publishing business and 1999–1998 reflect net after-tax earnings/(loss) from the operations of S&P ComStock. Discontinued operations in 2004 reflect the net after-tax loss from the operations of the juvenile retail publishing business in January of 2004 before the sale of the business.

(m) 2003 income from continuing operations before taxes on income includes a pre-tax gain on sale of real estate of $131.3 million ($58.4 million after-tax gain, or $0.15 per diluted share).

(n) 2002 income from continuing operations before taxes on income reflects a $14.5 million pre-tax loss ($2.0 million after-tax benefit, or $0.01 per diluted share) on the disposition of MMS International.

(o) 2001 income from continuing operations before taxes on income reflects the following items: a $159.0 million pre-tax restructuring charge and asset write-down; an $8.8 million pre-tax gain on the disposition of DRI; a $22.8 million pre-tax loss on the closing of Blue List, the contribution of Rational Investors and the write-down of selected assets; and a $6.9 million pre-tax gain on the sale of a building.

(p) 2000 income from continuing operations before taxes on income reflects a $16.6 million gain on the sale of Tower Group International.

(q) 1999 income from continuing operations before taxes on income reflects a $39.7 million gain on the sale of the Petrochemical publications.

(r) The cumulative adjustment in 2000 reflects the adoption of FASB ASC 605, "Revenue Recognition."

(s) In 2006, the Company adopted FASB ASC 715, "Compensation – Retirement Benefits," which resulted in a reduction of equity of $69.4 million, after-tax.

(t) In 2009, the Company adopted FASB ASC 810-10-65-1, "Consolidation." Accordingly, certain amounts in prior year periods presented have been reclassified to reflect the adoption.

Note: Certain prior year amounts have been reclassified for comparability purposes. All per share amounts have been restated to reflect the Company's two-for-one stock split, completed on May 17, 2005.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2010 annual meeting will be held at 11 a.m. EST on Wednesday, April 28th at our world headquarters: 1221 Avenue of the Americas, Auditorium, Second Floor, New York, NY 10020-1095.

The annual meeting will also be Webcast at www.mcgraw-hill.com

STOCK EXCHANGE LISTING

Shares of our common stock are traded primarily on the New York Stock Exchange. **MHP** is the ticker symbol for our common stock.

INVESTOR RELATIONS WEB SITE

Go to www.mcgraw-hill.com/investor_relations to find:

- Dividend and stock split history
- Stock quotes and charts
- Investor Fact Book
- Corporate Governance
- Financial reports, including the annual report, proxy statement and SEC filings
- Financial news releases
- Management presentations
- Investor e-mail alerts
- RSS news feeds

INVESTOR KIT

Available online or in print, the kit includes the current annual report, proxy statement, Form 10-Q, Form 10-K, and current earnings release.

Online, go to www.mcgraw-hill.com/investor_relations and click on the Digital Investor Kit.

Requests for printed copies can be e-mailed to investor_relations@mcgraw-hill.com or mailed to Investor Relations, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.

You may also call Investor Relations toll-free at 1.866.436.8502, option #3. International callers may dial 1.212.512.2192.

TRANSFER AGENT

BNY Mellon Shareowner Services is the transfer agent for The McGraw-Hill Companies and administers all matters related to stock that is directly registered with the Corporation. Registered shareholders can view and manage their account online at www.bnymellon.com/shareowner.isd.

For shareholder assistance, call toll-free at 1.888.201.5538. Outside the U.S. and Canada, dial 1.201.680.6578. The TDD for the hearing impaired is 1.800.231.5469. The TDD for shareholders outside the U.S. and Canada is 1.201.680.6610.

Shareholders may write to BNY Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, PA 15252-8015 or send an e-mail to shrrelations@bnymellon.com.

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

This program offers a convenient, low-cost way to invest in our common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly, reinvest dividends, and send certificates to the transfer agent for safekeeping.

To order the prospectus and enrollment forms, contact BNY Mellon Shareowner Services as noted above. Interested investors can also view the prospectus and enroll online at www.bnymellon.com/shareowner/isd.

NEWS MEDIA INQUIRIES

Go to www.mcgraw-hill.com/media to view the latest Company news and information or to submit an e-mail inquiry.

You may also call 1.212.512.2826, or write to Corporate Affairs, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.

CERTIFICATIONS

We have filed the required certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 32 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. After the 2010 annual meeting of shareholders, we intend to file with the New York Stock Exchange the CEO certification regarding our compliance with the NYSE's corporate governance listing standards as required by NYSE rule 303A.12. Last year, we filed this CEO certification with the NYSE on April 30, 2009.

HIGH AND LOW SALES PRICES OF THE MCGRAW-HILL COMPANIES' COMMON STOCK ON THE NEW YORK STOCK EXCHANGE*

	2009	2008	2007
First Quarter	**$25.89–17.22**	$44.76–33.91	$69.98–61.06
Second Quarter	**$34.09–22.46**	$45.61–36.17	$72.50–60.16
Third Quarter	**$34.10–23.55**	$47.13–29.08	$68.81–47.15
Fourth Quarter	**$35.24–24.46**	$33.12–17.15	$55.14–43.46
Year	**$35.24–17.22**	$47.13–17.15	$72.50–43.46

*The New York Stock Exchange is the principal market on which the Corporation's shares are traded.

DIRECTORS AND PRINCIPAL EXECUTIVES

BOARD OF DIRECTORS

Harold McGraw III(E)
Chairman, President and Chief Executive Officer
The McGraw-Hill Companies

Pedro Aspe(C,N)
Co-Chairman, Evercore Partners, Inc.
Chief Executive Officer, Protego

Sir Winfried F. W. Bischoff(C,E,F)
Chairman
Lloyds Banking Group plc

Douglas N. Daft(A,C)
Retired Chairman and Chief Executive Officer
The Coca-Cola Company

Linda Koch Lorimer(C,N)
Vice President and Secretary
Yale University

Robert P. McGraw(F)
Chairman and Chief Executive Officer
Averdale Holdings, LLC

Hilda Ochoa-Brillembourg(A,F)
President and Chief Executive Officer
Strategic Investment Group

Sir Michael Rake(A,E,F)
Chairman
BT Group plc

Edward B. Rust, Jr.(A,C,E,N)
Chairman, President and Chief Executive Officer
State Farm Insurance Companies

Kurt L. Schmoke(F,N)
Dean
Howard University School of Law

Sidney Taurel(C,E,N)
Chairman Emeritus
Eli Lilly and Company

Harold W. McGraw, Jr.
Chairman Emeritus
The McGraw-Hill Companies

(A) Audit Committee
(C) Compensation Committee
(E) Executive Committee
(F) Financial Policy Committee
(N) Nominating and Corporate Governance Committee

PRINCIPAL CORPORATE EXECUTIVES

Harold McGraw III
Chairman, President and
Chief Executive Officer

Robert J. Bahash
Executive Vice President and
Chief Financial Officer

Bruce D. Marcus
Executive Vice President and
Chief Information Officer

David L. Murphy
Executive Vice President
Human Resources

D. Edward Smyth
Executive Vice President, Corporate Affairs and
Executive Assistant to the Chairman,
President and Chief Executive Officer

Charles L. Teschner, Jr.
Executive Vice President
Global Strategy

Kenneth M. Vittor
Executive Vice President and
General Counsel

PRINCIPAL OPERATIONS EXECUTIVES

Peter C. Davis
President
McGraw-Hill Education

Glenn S. Goldberg
President
McGraw-Hill Information & Media

Deven Sharma
President
McGraw-Hill Financial Services

Design by Addison www.addison.com Front cover and executive photography by Brad Trent NYSE photo (page 3) used with permission of NYSE Group, Inc. © 2009
Business Roundtable photo (page 4) by Lynn Dykstra–Focused Images Ambow Education photo (page 5) by Xisheng Liu Prize in Education photo (page 20) by Steve Fenn



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TOGETHER WITH YOU, WE CAN MAKE A

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IT TAKES LEADERS TO MOVE THE WORLD FORWARD

SOME OF THE LEADING VOICES AT MCGRAW-HILL



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